Lance Whitney, Information Technology, USA; Steve Walmsley, Environment, Health & Safety, UK; Christopher Wain, Process Development, UK; Ted Wilson, Finance, New Zealand; Annie Theunissen, Supply & Demand, The Netherlands; James Wang, Sales & Marketing, Taiwan; Lutz Völger, Technical Operations, Taiwan; Marie-Lou Z'graggen, People Development, Switzerland; Esnaini Subari, Finance, Malaysia; Joëlle Truilhé, Finance, France; Hongbin Zhang, Sales & Marketing, Switzerland; Linda Walters, Human Resources, South Africa; Marc Vertonghen, Supply Chain, Belgium; Josef Puhr, Production, Austria; Maureen Walsh, Site Engineering, UK; Frank Wan, Research & Development, China; Holly Xiong, Sales & Marketing, China; Maarten Zuiderduin, Account Management, Belgium; Renate Uebelher, Business Services, Austria; Ken Tan, Sales, Australia; Alan Stevenson, Supply & Demand, UK; Josef Schimann, Engineering, Austria; Astrid Sánchez, Supply Chain, Panama; Eduard Puigvehi, Sales & Marketing, Spain; Antoni Pradas, Supply Chain, Spain; Haijiang Pan, Production, China; Erin Osborne, Engineering, Australia; Junaidi Muhamad Zen, Technical Center, Singapore; Gurses Oner, Sales & Marketing, Turkey; Aldo Oliveira, Technical Purchasing, Brazil; Zhongyi Mou, Engineering, China; Bruno Martini, Sales & Marketing, Austria; Ian Macefield, Sales & Marketing, UK; Ronald Visser, Sales & Marketing, Belgium; Lynn Lyons, Research & Development, UK; David Kryl, Production, China; Melissa Jackaman, Technical Operations, Australia; Andy He, Sales & Marketing, China; Ivanov Konstantin, Sales, Austria; Ellen Groombridge, Accounting & Control, UK; Maria Gavrilidou, Supply Chain, Greece; Héctor Galicia, Automation, Mexico; Dawn Foley, Quality Assurance, UK; Araceli Flores, Purchasing, Mexico; Paul Ferrier, Manufacturing, UK; Bob Eveland, Technical Operations, USA; Celso Duarte, Supply Chain, Brazil; Shiquan Ding, Production, China; Brian Davidson, Finance, Canada; John Danily, Environment, Health & Safety, Australia; Christine Dalkrani, Finance, Greece; Frank Crisafio, Technical Operations, Australia; Felipe Coca, Environment, Health & Safety, Mexico; Harald Chrobaczek, Research & Development, Germany; Su Lee Chong, Sales & Marketing, Singapore; Wai Kit Cheong, Account Management, Malaysia; Russell Brown, Account Management, Australia; Gerhard Bert, Sales & Marketing, Germany; Scott Bai, Account Management, China; Carla Atsma, Technical Services, The Netherlands; Wouter Alluyn, Ciba® Expert Services, Belgium; María Teresa Alegría, Environment, Health & Safety, Mexico; Marco Breschi, Sales & Marketing, South Africa; Gunna Ahmed, Demand, Supply & Inventory, UK; Nico Aelmans, Research & Development, Belgium; Stephen Adkins, Research & Development, UK; Thomas Boss, Finance & Control, Bahrain; Giorgio Macor, Business Development, Italy; Severin Müller, Ciba® Expert Services, Switzerland; Maria Li, Sales & Marketing, China; Tiina Luttikhedde, Research & Development, Finland; Robina Tuxford, Administration, Australia; Viktor Kramer, Production, Germany; Asli Sagkol, Production, Germany; Mia Lindström, Technical Operations, Finland; Willa Washington, Site Infrastructure Services, USA; Guillermo Vazquez, Production, Mexico; Karen Nichols, Voice & Video, USA; Silvia Gouveia, Customer Technical Services, Brazil; Margot Clauss, General Client Services, Switzerland; Ranjan Jain, Purchasing, India; Hector Carrillo, Maintenance, Mexico; Doug Braham, Technical Services, Australia; Devan Govender, Technical Services, South Africa; Rob Farrugia, Technical Operations, Australia; Isabel Hirschmuller, Sales & Marketing, Switzerland; Simon Lawrence, Product Safety, Switzerland; Frank Guo, Business Development, China; Petros Anastasiou, Finance, Greece; Marcos Vega, Supply Chain, Mexico; Sandra Troncon, Customer Services, Belgium; Bill Abey, Accounting, Australia; Brenda Ambrose, Supply Chain, USA; Anders Andén, Accounting, Sweden; Malu Arrioja, Process & Technology, Mexico; Jutta Kern, Group Communications, Switzerland; Stephen Scammell, Sales & Marketing, Australia; Ester Blom, Maintenance & Engineering, The Netherlands; Bert Broek, Sales, Belgium; Aycan Ergec, Sales & Marketing, Turkey; Christine Frost, Finance, Australia; Oliver von Allmen, Controlling, Switzerland; Avesha Gounden, Supply Chain, South Africa; Erman Ergin, Sales & Marketing, Turkey; Jane Azzopardi, Supply Chain, Australia; Barbro Guse, Sales & Marketing, Sweden; Andrey Inozemtsev, Sales Management, Ukraine; Beatrice Lächler, Human Resources, Switzerland; Karl Lagman, Production, New Zealand; Annika Loeb, Supply Chain, Sweden; Adriano Morais, Facility Management, Portugal; Keith Parker, Sales, Australia; Robert Atanasovski, Production, Australia; Tim Adams, Information Technology, USA; Helen Aggelidis, Finance, Australia; Elizabeth Amézquita, Process & Technology, Mexico; José Luis Arellano, Site Services, Mexico; Steven Xu, Business Support Center, China; Camille Bovy, Information Technology, The Netherlands; Karine Adhumeau, Marketing Communications, Switzerland; Noorul Azwin, Purchasing & Logistics, Malaysia; Tom Barber, Regulatory Services, USA; Thorsten Bauer, Business Development, The Netherlands; Fabrice Bauters, Sales, Belgium; Michael Beyer, Finance, Australia; Jay Bezek, Supply Chain, USA; Pelle Bles, Finance, The Netherlands; Glenda Bodenheimer, Ciba® Expert Services, USA; Rob Bos, Quality Control, The Netherlands; Khalid Boughardain, Marketing, Belgium; Cheryl Vermaak, Supply Chain, South Africa; Chir Bours, Technical Center, The Netherlands; Madeline Tan, Sales & Marketing, Singapore; Diana Lagalante, Marketing Communications, Switzerland; Debbie Braham, Customer Care, Australia; Pierre Braken, Research & Development, The Netherlands; Jason Atkinson, Information Technology, Australia; Enid Bonilla, Supply Chain, USA; Sibel Can, Research & Development, Turkey; Stuart Carliell, Finance, South Africa; Ismail Çerçioğlu, Sales & Marketing, Turkey; John Lee, Supply Chain, China; John Cromb, Information Technology, Belgium; Yves Christiaens, Sales Management, Benelux; Frank Colaci, Account Management, Australia; Wendy Cromhout, Information Management, South Africa; Eric Danton, Supply Chain, Australia; Frank Decabooter, Research & Development, Belgium; Mattias Landgren, Supply Chain, Sweden; Scott Bower, Production, USA; Graham Dickinson, Environment, Health & Safety, Australia; Fikret Durmuşoğlu, Sales & Marketing, Turkey; Matthew Domingue, Information Technology, Australia; Ondina Fernandes, Supply Chain, Portugal; Arturo Vergara, Human Resources, Mexico; Gudrun Forsén, Finance, Sweden; Lars Hjortsberg, Sales, Sweden; Fernando Ribeiro, Sales, Portugal; Alie Boschma, Business Control, The Netherlands; Artur Rocha, Supply Chain, Portugal; Max Schweizer, Sales & Marketing, Singapore; Dean Zhou, Strategic Sourcing, China; Louis Tsai, Sales, Taipei; Marianne Bruun, Supply Chain, Sweden; John Gerring, Human Resources, Australia

Ciba

TOGETHER

ANNUAL REPORT

Financial Review 2004

FINANCIAL HIGHLIGHTS
(in millions of Swiss francs, except share and per share data)

YEAR TO YEAR COMPARISON

			CHANGE IN %
YEAR ENDED DECEMBER 31,	2004	2003	CHF	LOCAL CURR.

Net sales	7 027	6 646	6	8

Gross profit	2 171	2 067	5	9

Operating income before restructuring and special charges	610	571	7	16

Operating income	519	571	(9)	(1)

Income from continuing operations	283	360	(21)

Income from discontinued operations, net of tax	28	0

Cumulative effect of change in accounting principles, net of tax	0	(16)

Net income	311	344	(9)

Earnings per share, basic and diluted	4.71	5.03	(6)

EBITDA before restructuring and special charges	1 004	937	7	13

Restructuring and special charges	(91)	0

EBITDA	913	937	(3)	3

Operating income margin before restructuring and special charges	8.7%	8.6%

Operating income margin	7.4%	8.6%

EBITDA margin before restructuring and special charges	14.3%	14.1%

Net cash provided by operating activities	631	1 033

Free cash flow	270	728	(63)

Total debt	3 476	3 446	1

Net debt	1 840	1 049	75

Research and development expenditures	288	281	2

Number of employees at period end	19 338	18 658	4

thereof in legacy Ciba Specialty Chemicals companies	18 419	18 658	(1)

thereof in companies acquired in 2004	919	0

See Glossary of Financial Terms

FINANCIAL REVIEW 2004	www.cibasc.com/investors 3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(in millions of Swiss francs, except share and per share data)

YEAR IN REVIEW – 2004 COMPARED TO 2003

	2004	2003

Results of operations
Net sales	7 027	6 646
Gross profit	2 171	2 067
Operating income before restructuring and special charges	610	571
Operating income	519	571
Income from continuing operations	283	360
Income from discontinued operations, net of tax	28	0
Cumulative effect of change in accounting principles	0	(16)
Net income	311	344
Earnings per share, basic and diluted:
Continuing operations	4.28	5.26
Discontinued operations	0.43	0.00
Cumulative effect of change in accounting principles	0.00	(0.23)
Net income per share	4.71	5.03
Other data
Depreciation and amortization of other intangible assets	394	366
EBITDA before restructuring and special charges	1 004	937
Restructuring and special charges	(91)	0
EBITDA	913	937
Net cash provided by operating activities	631	1033
Free cash flow	270	728
Net debt	1 840	1 049
Shareholders’ equity at year-end	4 151	4 245
Dividend per share (i)	1.00	0.00
Capital reduction per share (i)	2.00	3.00
Key performance ratios
Net sales development	6%	(6)%
Net sales development in local currencies	8%	0%
Expressed as a percentage of sales
Gross profit	30.9%	31.1%
Operating income margin before restructuring and special charges	8.7%	8.6%
Operating income	7.4%	8.6%
Income from continuing operations	4.0%	5.4%
Net income	4.4%	5.2%
EBITDA before restructuring and special charges	14.3%	14.1%

(i)	The Board of Directors proposes a cash payment to the Company’s shareholders in 2005 totaling CHF 3 per share, based on 2004 results, consisting of a dividend of CHF 1 per share and a capital reduction of CHF 2 per share, which is reflected in the table above. The per share amounts presented above for 2003 reflect that no dividend was paid in 2004, based on 2003 results, as well as the capital reduction approved by the Company’s shareholders in 2004, based on 2003 results. For further information see the Operational Review section of this Management’s Discussion and Analysis.

Certain terminology used throughout this Management’s Discussion and Analysis is described in the Glossary of Financial Terms, which can be found on page 56.

EXECUTIVE SUMMARY

HIGHLIGHTS

Ciba Specialty Chemicals (the “Company”) experienced in 2004 generally favorable market conditions, particularly in certain areas of the world, and unfavorable currency effects from the continued weakening of the U.S. dollar against the Swiss franc and the euro. Organic growth during 2004 resulted in net sales, excluding those of businesses acquired during the year, matching 2003 levels in Swiss francs despite negative currency effects and increasing by 2 percent in local currencies.

     During 2004, the Company completed the acquisition of Raisio Chemicals Oy in addition to a number of other minor acquisitions. Comments relating to acquisition effects throughout this Management’s Discussion and Analysis refer to these acquisitions in totality, other than where specifically indicated. Acquisitions contributed 6 percent to sales growth in 2004, mainly from Raisio Chemicals. Including acquisitions, net sales in 2004 of CHF 7 027 million increased over 2003 levels by 8 percent in local currencies and by 6 percent in Swiss francs.

     The Company implemented in 2004 Project Shape, a restructuring program to assure that synergies resulting from the integration of Raisio Chemicals are achieved and to address the continuing shift in the textiles market to Asia. Project Shape will take until 2007 to complete and is expected to result in after tax charges totaling CHF 125 million, the reduction of approximately 950 positions worldwide and annualized after tax earnings improvement of approximately CHF 90 million, once fully implemented.

OPERATIONAL REVIEW

The global economy regained momentum to varying degrees during 2004, therefore providing the Company with opportunities for further growth in certain markets. Geographically, solid sales growth was achieved in Asia, particularly in China and Japan. In the Americas, sales benefited from stronger demand, particularly for specialty applications in market sectors such as polymers, industrial and decorative coatings and transportation. Sales in European markets were mixed, with Continental European sales flat to slightly improved and U.K. sales declining from prior year levels. Additional sales from acquired companies, mainly Raisio Chemicals, contributed strongly to sales growth in 2004. The acquisition of Raisio Chemicals enables the Segment Water and Paper Treatment to expand its already broad product range into its existing core markets and strengthen its presence in the Nordic regions and in Asia.

     Gross profit increased in absolute terms in 2004 to CHF 2171 million from CHF 2067 million last year, benefiting from higher sales volumes and productivity improvements resulting from higher capacity utilization. Despite higher volumes, underlying production costs, excluding acquisition effects, were stable. Gross profit margin for 2004 was 31 percent, the same as prior year. Selling, general and administrative expenses, while higher than 2003 levels due to acquisition effects, decreased as a percentage of net sales due to continued cost control efforts.

     Under Project Shape, the Company will close its Clayton manufacturing facility in the U.K. in a phased shutdown until 2007 and transfer production capacity mostly to Asia. The program also involves the closure of several smaller production and administrative facilities, primarily from the former Raisio Chemicals, and various other rightsizing initiatives across the Company’s global production base. This will enable the Company to optimize regional productive capacities within growing markets, particularly in textile effects, and to further balance the currency impact between the location of sales and cost generation.

4 FINANCIAL REVIEW 2004	Ciba Specialty Chemicals

Operating income, excluding the CHF 80 million of restructuring expenses incurred in 2004 in connection with Project Shape and the expensing of acquired in-process research and development costs of CHF 11 million (“special charges”) resulting from the Raisio Chemicals acquisition, was CHF 610 million or 8.7 percent of sales. For 2004, EBITDA, excluding the aforementioned restructuring and special charges, was CHF 1004 million or 14.3 percent of sales. These 2004 amounts increased over 2003 due to the aforementioned gross profit improvement. Operating income including such charges was CHF 519 million, or 7.4 percent of sales, and EBITDA was CHF 913 million, or 13.0 percent of sales.

     Net income in 2004 reflects the Company’s operational performance, but also was impacted by certain significant events. The aforementioned restructuring and special charges, net of tax, reduced 2004 net income by CHF 68 million. As a result, 2004 net income excluding such charges would have exceeded net income for 2003 by 10 percent. Certain significant other events described below increased net income by an aggregate CHF 43 million in 2004 and CHF 23 million in 2003. Excluding the effects of these events and the restructuring and special charges, 2004 net income would have increased by 5 percent over 2003 net income, on a comparable basis.

CASH FLOW AND BALANCE SHEET REVIEW

Cash flows from operating activities in 2004 were, as expected, substantially lower than 2003, which had benefited by CHF 229 million from reductions in inventories and receivables. During 2004, approximately CHF 46 million of cash outflows were attributable directly to specific events at Raisio Chemicals, consisting of the build up of current assets for two new plants in China, higher receivables following the cessation of factoring and seasonal cash flow patterns in the starch business. In addition, the Company had higher payments for taxes, interest and contributions to certain of its pension plans. These factors, together with a combined CHF 107 million of higher capital expenditures and lower proceeds from sales of assets, resulted in lower free cash flow of CHF 270 million compared to CHF 728 million in 2003.

     Net cash flows from investing activities was an outflow of CHF 1051 million in 2004, an increase in outflow of CHF 812 million from CHF 239 million last year. The increase primarily consisted of the cash paid for the acquisition of Raisio Chemicals. Capital expenditures increased by CHF 61 million to CHF 294 million in 2004 from CHF 233 million last year. Such expenditures remain focused primarily on productivity improvement projects and maintenance of existing capacity.

     Net cash flows used in financing activities were CHF 304 million in 2004 primarily consisting of a further capital reduction payment to shareholders totaling CHF 197 million and treasury stock purchases, net of sales, of CHF 162 million.

     Net debt increased by CHF 791 million to CHF 1840 million in 2004, due primarily to the reduction in cash used for the Raisio Chemicals acquisition, the capital reduction payment to shareholders and treasury stock purchases. Of the Company’s CHF 3.5 billion of total debt, more than 80 percent has long-term maturity dates. In addition, the Company continues to maintain a strong cash balance in excess of CHF 1.6 billion.

     The Board of Directors will propose at the Annual General Meeting of shareholders on March 3, 2005 that the 1.8 million shares that were purchased in 2004 in connection with the share buy-back program initiated in 2003, be cancelled; this proposal is subject to shareholder approval. In 2003 under this program, the Company purchased 1.3 million treasury shares. The shareholders approved the cancellation of these shares in 2004; consequently, the shares were cancelled.

SIGNIFICANT OTHER EVENTS

As a result of a dispute, Vantico International SA (now owned by the Huntsman Group) had initiated arbitration proceedings against the Company. The dispute and related arbitration proceedings were settled during 2004 resulting in the release of previously established reserves totaling CHF 28 million, net of tax. During 2004, the Company released CHF 15 million of previously established reserves following the settlement of certain outstanding tax matters.

     During 2003, the Company settled a tax-related dispute with Novartis that resulted in an additional CHF 39 million of net income from the release of previously established provisions related to the dispute. In addition, in 2003 the Company incurred an after-tax charge of CHF 16 million for the cumulative effect of the change in accounting that resulted from the adoption of a new accounting standard.

     To streamline the Group structure, the Company in 2004 integrated the Home & Personal Care Segment into two other existing segments. In recent years, the Company has evaluated numerous potential acquisitions in the home and personal care market, however none met the Company’s strict criteria for strategic fit and return on investment. This left the segment with a lack of critical mass and the Company therefore decided to save the cost of the segment support structure. The segment information presented herein reflects the new segment structure and all current and prior period segment information has been restated accordingly.

     To further streamline processes, the Company plans over the next few years to harmonize business processes and implement a company-wide, unified system structure with new software. The project is expected to take up to 4 years.

CRITICAL ACCOUNTING POLICIES

The Consolidated Financial Statements of the Company are sensitive to accounting methods, assumptions and estimates that form the basis of these financial statements and accompanying notes. Critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in conjunction with reviewing the Company’s financial statements and the discussion in this Management’s Discussion and Analysis.

     Note 1 to the Consolidated Financial Statements in this Annual Report describes the significant accounting policies and methods used in the preparation of the Company’s Consolidated Financial Statements. Following are the Company’s critical accounting policies impacted by judgments, assumptions and estimates.

IMPAIRMENT TESTING OF PROPERTY, PLANT AND EQUIPMENT, GOODWILL AND OTHER INTANGIBLE ASSETS

As discussed in note 1, Summary of Significant Accounting Policies, in the Company’s Consolidated Financial Statements, the Company periodically evaluates property, plant and equipment, goodwill and other intangible assets for potential impairment. If such assets are considered to be impaired, they are written down to fair value as appropriate.

     The impairment review process requires management to make significant estimates and judgments regarding the future cash flows expected to result from the use and, if applicable, the eventual disposition of the respective assets as well as other factors to determine the fair value of the respective assets. The key variables that management must estimate in determining these expected future cash flows and fair values include sales

FINANCIAL REVIEW 2004	www.cibasc.com/investors 5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(in millions of Swiss francs, except share and per share data)

volumes, sales prices, sales growth, production and operating costs, capital expenditures, market conditions, and other economic factors. Significant management judgment is involved in estimating these variables, and such estimates are inherently uncertain; however, the assumptions used are consistent with the Company’s internal planning. Management periodically evaluates and updates the estimates based on the conditions that influence these variables.

     The assumptions and conditions for determining impairments of property, plant and equipment, goodwill and other intangible assets, reflect management’s best assumptions and estimates, but these items involve inherent uncertainties as described above, many of which are not under management’s control. As a result, the accounting for such items could result in different estimates or amounts if management used different assumptions or if different conditions occur in future accounting periods.

ENVIRONMENTAL COMPLIANCE AND EXPENDITURES

The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, presently enacted laws and regulations and prior experience in remediation of contaminated sites. Inherent uncertainties exist in such evaluations primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, the protracted length of the clean-up periods and evolving technologies. Environmental operations and maintenance as well as remediation costs are accrued when environmental assessments and the need for remediation are probable and the costs can be reasonably estimated. The recorded liabilities are adjusted periodically as remediation efforts progress or as additional technical or legal information becomes available.

     The assumptions and conditions for determining the level of the environmental liabilities reflect management’s best assumptions and estimates, but these items involve inherent uncertainties as described above, many of which are not under management’s control. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future accounting periods.

     For further discussion related to environmental matters, see note 21 to Consolidated Financial Statements.

PENSION AND OTHER POSTRETIREMENT BENEFITS

Many of the amounts recognized in the Consolidated Financial Statements related to pension and other postretirement benefits are determined from actuarial valuations. Inherent in these valuations are assumptions including discount rates, expected return on plan assets, rates of increase in future compensation levels, mortality rates and health care cost trend rates. These assumptions are updated annually based on current economic conditions and, if required, also for any changes to the terms and conditions of the pension and postretirement plans. These assumptions can be affected by (i) for the discount rate, changes in rates of return on high-quality fixed income investments currently available in the markets and those expected to be available during the period to maturity of the pension benefits; (ii) for the expected return on plan assets, changes in the pension plans’ strategic asset allocations to various investment types or to long-term return trend rates in the capital markets in which the pension fund’s assets are invested; (iii) for future compensation levels, changes in labor market conditions; and (iv) for health care cost trend rates, the rate of medical cost inflation in the regions of the world where these benefits are offered to the Company’s employees.

     The weighted average actuarial assumptions used to compute the Company’s pension and postretirement benefit obligations for 2004 and 2003, as well as the U.S. GAAP requirements for accounting for the differences between actual results that differ from the assumptions used in calculating the annual retirement benefit liabilities and costs, are disclosed in note 18 to the Consolidated Financial Statements. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company’s pension and other postretirement obligations and expenses in future accounting periods.

INCOME TAXES

Deferred tax assets and liabilities are determined using enacted tax rates for temporary differences between the book and tax bases of assets and liabilities, as well as the effects of tax losses carried forward in certain tax jurisdictions in which the Company operates that may be utilized to offset future taxable income and similar tax credits carried forward that may be utilized to reduce future taxes payable. The Company records valuation allowances on deferred tax assets when appropriate to reflect the expected future tax benefits to be realized. In determining the appropriate valuation allowances, certain judgments are made by management relating to recoverability of deferred tax assets, use of tax loss and tax credit carry-forwards, levels of expected future taxable income and available tax planning strategies.

     The assumptions involved in making these judgments are updated periodically by management based on current business conditions that affect the Company and overall economic conditions. These management judgments are therefore subject to change based on factors that include, but are not limited to (i) changes in the profitability of the Company’s subsidiaries, as well as for the Company as a whole, (ii) the ability of the Company to successfully execute its tax planning strategies and (iii) the accuracy of the Company’s estimates of the potential effect that changes in tax legislation, in the jurisdictions where the Company operates, may have on the Company’s future taxable profits. Failure by the Company to achieve forecasted taxable income or to execute its tax planning strategies may affect the ultimate realization of certain deferred tax assets. Factors that may affect the Company’s ability to achieve sufficient forecasted taxable income or successfully execute its tax planning strategies include, but are not limited to, increased competition, general economic conditions, a decline in sales or earnings, loss of market share, delays in product availability or changes in tax legislation.

     In addition, the Company operates within multiple taxing jurisdictions and is subject to audits in these jurisdictions. These audits can involve complex issues that may require an extended period of time for resolution. In management’s opinion, adequate provisions have been made for any additional taxes that may result from any tax audits of historical periods that are currently ongoing or that may occur.

6 FINANCIAL REVIEW 2004	Ciba Specialty Chemicals

FINANCIAL REVIEW

TOTAL SALES HIGHER, COMPARABLE SALES ALSO HIGHER IN LOCAL CURRENCIES AND STABLE IN SWISS FRANCS

Sales increased by 6 percent overall to CHF 7 027 million including acquisition effects. Comparable sales excluding acquisition effects increased by 2 percent in local currencies and were stable in Swiss francs. Sales development in 2004 compared to 2003 resulted from the following factors:

CONSOLIDATED SALES DEVELOPMENT	2004 COMPARED TO 2003

Volume/product mix	5%

Price	(3)%

Currency	(2)%

Total in Swiss francs excluding acquisitions	0%

Acquisitions	6%

Total in Swiss francs	6%

Market conditions mostly improved in 2004 across the majority of the Company’s core businesses, as an overall more favorable economic environment led to a pick-up in industry activity and underlying demand levels. Consequently, higher sales volumes resulted in most segments reporting higher sales in local currencies. The ongoing impact of a strongly competitive sales environment particularly in the first half of the year resulted in further downward pressure on selling prices. However, the Company was successful in abating this trend in the second semester. These factors, in addition to adverse currency development and a slightly weakening sales trend in the last quarter resulted in stable sales in Swiss francs, excluding acquisition effects.

     In Europe, the major economies failed to gain momentum in 2004, particularly in the second half of the year, which was characterized by generally weak business months towards the year-end. Conditions were more favorable across the NAFTA regions, where good sales development in the U.S. was generally in keeping with an improved economic environment. Consequently sales increased in local currency. Further economic growth in Asia enabled another good performance in the region.

     Sales levels were adversely impacted by the continued appreciation of the Swiss franc against the U.S. dollar in particular. This was partially offset by the strengthening of the euro and the British pound against the Swiss franc. Volume gains compensated for further price erosion resulting from the strongly competitive sales environment. As a result, comparable sales were 2 percent higher in local currencies and were stable in Swiss francs. Sales including acquisition effects were 6 percent higher than prior year in Swiss francs.

     Sales in local currencies excluding acquisition effects were lower in Europe. However the appreciation of the euro resulted in slightly higher sales in Swiss francs. Most major sales territories experienced slow market conditions to varying degrees, although both Germany and France posted slight increases in local currencies. Sales including acquisition effects were higher in all major territories, with the exception of the U.K., where sales declined after a difficult year across the major businesses. In the Americas, sales in the U.S. increased in local currency but were lower in Swiss francs, both excluding and including acquisition effects. Sales in South America were well ahead in local currencies and to a lesser extent in Swiss francs. In Asia Pacific, sales again increased in local currencies and to a lesser extent also in Swiss francs. Region China again achieved double-digit growth in local currencies, and Japan also reported strong sales increases in both local currency and in Swiss francs.

GEOGRAPHIC SALES DISTRIBUTION	2004	2003

Europe	44%	41%

Americas (i)	29%	31%

Asia Pacific (ii)	27%	28%

(i)	The Americas are comprised of North, Central and South America.

(ii)	Asia Pacific is comprised of Asia, Africa, the Middle East, Australia and New Zealand.

GROSS PROFIT BENEFITS FROM SALES GROWTH AND ACQUISITION EFFECTS

In absolute terms gross profit levels increased by 5 percent to CHF 2 171 million but decreased to 30.9 percent of sales compared to 31.1 percent in prior year. The increase in absolute terms resulted from sales volume gains and positive acquisition effects that offset both selling price reductions and adverse currency impact. Higher sales volumes in turn generated productivity improvements leading to lower levels of unabsorbed fixed costs that combined with further savings in base production costs to positively affect margins. Raw material costs were relatively stable overall but showed an increasing trend towards year-end. Gross margins however decreased slightly as a percentage of sales, mainly due to the effect of relatively higher variable to total cost ratio of Raisio Chemicals that was partially offset in operating income.

SELLING, GENERAL AND ADMINISTRATIVE COSTS INCREASE; LOWER IN SALES TERMS

Selling, general and administrative expenses in Swiss francs increased by CHF 42 million to CHF 1 227 million in 2004, an increase of 3 percent from CHF 1 185 million last year. This was mainly due to acquisition effects. However as a percentage of sales selling, general and administrative expenses decreased to 17.4 percent of sales in 2004 from 17.8 percent in 2003, partially due to the relatively lower fixed to total cost structure of Raisio Chemicals. Underlying costs on a comparable basis were stable.

INVESTMENT IN RESEARCH AND DEVELOPMENT SUSTAINED

Research and development expenses as a percentage of sales were 4.1 percent in 2004, a slight decrease from 4.2 percent last year. In absolute terms, research and development expenses increased slightly by CHF 7 million to CHF 288 million in 2004 from CHF 281 million in 2003.

     The Company has historically invested and plans to continue to invest approximately 4 percent of sales in research and development activities. In addition, pursuant to its commitment to innovation, the Company maintains a Research Fund for high risk/high reward projects, allowing up to CHF 15 million additional research and development expenses annually for such projects.

FINANCIAL REVIEW 2004	www.cibasc.com/investors 7

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(in millions of Swiss francs, except share and per share data)

OPERATING INCOME AND EBITDA LOWER DUE TO ACQUISITION AND RESTRUCTURING EFFECTS

	2004	2003

Operating income	519	571

EBITDA	913	937

Operating income margin	7.4%	8.6%

EBITDA margin before restructuring and special charges	14.3%	14.1%

2004 compared to 2003

Operating income	(9)%

EBITDA	(3)%

Operating income decreased by 9 percent to CHF 519 million in 2004 from CHF 571 million in 2003. Expressed as a percentage of sales, operating income fell to 7.4 percent in 2004 from 8.6 percent in the prior year. Despite higher sales volumes and positive acquisition effects that helped offset price erosion and adverse currency development, operating income decreased due to restructuring charges totaling CHF 80 million incurred in connection with Project Shape and special charges totaling CHF 11 million consisting of the expensing of the fair value of acquired in-process research and development activities in connection with the acquisition of Raisio Chemicals. Without these items, in 2004 operating income would have been CHF 610 million, or 8.7 percent of sales. See note 23 to Consolidated Financial Statements.

     As a result of the decline in operating income as described above, EBITDA in 2004 decreased to CHF 913 million, a decrease of CHF 24 million from CHF 937 million in the prior year. Currency adjusted EBITDA increased by CHF 29 million from 2003. EBITDA margin before restructuring and special charges increased to 14.3 percent of sales in 2004 from 14.1 percent in 2003.

SEGMENTS RESULTS

Plastic Additives results

Sales increased to CHF 1 895 million in 2004 or by 4 percent in Swiss francs and by 7 percent in local currencies. Sales development in 2004 compared to 2003 resulted from the following factors:

SALES DEVELOPMENT	2004 COMPARED TO 2003

Volume/product mix	9%

Price	(2)%

Currency	(3)%

Total in Swiss francs	4%

Sales development across the Segment was generally positive both in local currencies and to a lesser extent in Swiss francs. In base polymers an upturn in the final quarter of the year helped to offset an intentional reduction in low-margin businesses. Strong sales growth was achieved in polymer products, with all core markets performing well. Process and lubricant additives sales were well above prior year levels, with good market conditions evident across all major territories. Home and personal care sales were significantly higher, with new product launches in colors and stabilization applications and further gains in UV absorbers as the main growth drivers. The effect on sales of ongoing downward pressure on selling prices was fully offset by increased sales volume.

     Geographically, sales in Europe increased in Swiss francs and to a lesser extent in local currencies. Sales performance was mixed, with a good result in Germany contrasting more sluggish conditions elsewhere across the region. In the Americas, sales levels increased in both Swiss francs and in local currencies. Sales levels rebounded in the U.S. benefiting from the gradual economic recovery there, and were much higher in local currency and to a lesser extent in Swiss francs. Sales in South America were higher in both local currencies and Swiss francs. Further sales growth was also achieved in Asia Pacific, with China and Japan again achieving excellent results in both local currencies and in Swiss francs. Sales development in local currencies was generally positive across the remainder of the region, and to a lesser extent also in Swiss francs.

OPERATING INCOME AND EBITDA	2004	2003

Operating income:

Absolute in CHF	224	165

As a percentage of sales (operating income margin)	11.9%	9.1%

EBITDA:

Absolute in CHF	319	265

As a percentage of sales (EBITDA margin)	16.8%	14.6%

Operating income and EBITDA increased both in absolute terms and as a percentage of sales. Despite an increase in raw material costs in the latter part of the year, gross margins improved due to the combined effects of positive sales volume mix development and also productivity gains that resulted from higher plant utilization levels. Selling, general and administration expenses were higher, both in local currencies and to a lesser extent in Swiss francs. The Segment maintained its investment level in research and development activities at approximately 5 percent of sales.

ASSET MANAGEMENT	2004	2003

Net current operating assets:

Absolute in CHF	393	362

As a percentage of sales	21%	20%

Capital expenditures in CHF	76	64

Invested capital in CHF	1 322	1 247

Total assets in CHF	1 604	1 514

Net operating assets increased from 2003 levels. This was due to higher levels of receivables and inventories, both in absolute terms and as a percentage of sales. Payable levels were higher than prior year levels. Capital expenditures were mainly focused on debottlenecking and productivity improvement programs, and were well below the level of depreciation. Both invested capital and total assets increased slightly over prior year.

8 FINANCIAL REVIEW 2004	Ciba Specialty Chemicals

Coating Effects results

Sales in Swiss francs increased to CHF 1 818 million in 2004 or by 1 percent and increased by 3 percent in local currencies. Sales development in 2004 compared to 2003 resulted from the following factors:

SALES DEVELOPMENT	2004 COMPARED TO 2003

Volume/product mix	6%

Price	(3)%

Currency	(2)%

Total in Swiss francs	1%

Strong volume gains across most of the Segment’s key businesses contributed to overall sales growth in both Swiss francs and in local currencies. In the coatings business, sales increased in both Swiss francs and in local currencies, benefiting from strong demand for new product applications in the industrial and decorative coating markets, coupled with higher sales in the transportation market despite downward pressure on automobile sales. The Segment again managed to increase sales into the highly competitive plastics market and also posted higher sales in local currencies in electronic materials due to further gains in the fast-growing displays sector, although demand slowed in the latter part of the year. Sales of Optical Information Storage products deteriorated throughout the year due principally to overcapacity in the CD-R market. The imaging and inks business continued to experience tougher conditions particularly in the publications market, although this was partially offset by a positive mix effect resulting from sales of higher margin pigments in packaging.

     Geographically, in Europe sales levels were stable in Swiss francs and were slightly lower in local currencies. Of the major sales regions, France and Italy delivered positive sales growth both in local currencies and in Swiss francs, as did Germany to a lesser extent. This was contrasted by a difficult year in the U.K. where sales decreased markedly both in Swiss francs and in local currency. In the Americas in general and in the USA in particular, sales levels increased in local currencies but were lower in Swiss francs. Sales in Central and South America increased both in local currencies and in Swiss francs. Asia Pacific sales grew in local currencies and to a lesser extent in Swiss francs, enabled by an excellent result in Japan. Sales in Region China were stable in local currencies, but decreased in Swiss francs. Of the remaining sales territories in the region, growth was generally positive in local currencies and to a lesser extent in Swiss francs.

OPERATING INCOME AND EBITDA	2004	2003

Operating income:

Absolute in CHF	291	300

As a percentage of sales (operating income margin)	16.0%	16.6%

EBITDA:

Absolute in CHF	394	397

As a percentage of sales (EBITDA margin)	21.7%	22.0%

Operating income and EBITDA decreased both in absolute terms and as a percentage of sales. Margins deteriorated due to sales price erosion, higher production costs that resulted mainly from higher personnel costs, and adverse currency development. These were partially offset by positive volume mix gains and lower residual capacity costs resulting from increased capacity utilization. Selling, general and administrative costs increased due to higher personnel costs. Investment in research and development was approximately 6 percent of sales.

ASSET MANAGEMENT	2004	2003

Net current operating assets:

Absolute in CHF	501	520

As a percentage of sales	28%	29%

Capital expenditures in CHF	82	79

Invested capital in CHF	1 853	1 773

Total assets in CHF	2 100	2 020

Net operating assets decreased from prior year levels. Both receivables and inventory levels were lower, in absolute terms as well as in percentage of sales. Payable levels were higher than in prior year. Capital expenditures increased slightly; these remain focused primarily on enhancement of existing capacity and were below the level of depreciation. Both invested capital and total assets increased slightly.

Water & Paper Treatment results

Sales increased to CHF 2 014 million in 2004 or by 25 percent in Swiss francs and by 27 percent in local currencies. Sales development in 2004 compared to 2003 resulted from the following factors:

SALES DEVELOPMENT	2004 COMPARED TO 2003

Volume/product mix	6%

Price	(4)%

Currency	(2)%

Total in Swiss francs before acquisitions	0%

Acquisitions	25%

Total in Swiss francs	25%

The acquisition effect of Raisio Chemicals is included from June 1, 2004; all comments regarding sales that follow are on a comparable basis with 2003 thereby excluding acquisition effects other than where specifically indicated.

     Sales in water treatments exceeded prior year levels both in Swiss francs and in local currencies, driven by good performances across most major markets despite further competitive downward pressure on selling prices in the sector. Business line paper reported sales growth in local currencies with most markets outperforming the prior year, although sales remained stable in Swiss francs. Sales in detergents and hygiene suffered from the adverse competitive impact of the weak U.S. dollar, especially in whiteners, resulting in sales decreases both in local currencies and in Swiss francs.

     Geographically, sales in Europe increased in Swiss francs and were stable in local currencies. Germany achieved sales growth in both Swiss francs and local currency, benefiting from slightly improved economic conditions. Performance was more muted across the remainder of the region amid tighter markets. In the Americas, sales increases in local currencies were achieved in all regions to varying degrees. Sales in the U.S. were slightly higher than prior year in local currency, but were much lower in Swiss francs. Canada posted growth in both local currency and in Swiss francs, while Central America delivered sales growth in local currencies but sales were stable in Swiss francs. Sales increased in Asia Pacific, particularly in Region China where sales were once again well ahead in both Swiss francs and in local currency, augmented by another good performance in Africa and Middle East where sales increased in both local currency and in Swiss francs. Including acquisition effects, sales development was positive across all regions in both local currencies and to a lesser extent in Swiss francs.

     Including acquisition effects, sales development was positive across all regions in both local currencies and to a lesser extent in Swiss francs.

FINANCIAL REVIEW 2004	www.cibasc.com/investors 9

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(in millions of Swiss francs, except share and per share data)

OPERATING INCOME AND EBITDA	2004	2003

Operating income:

Absolute in CHF	126	130

As a percentage of sales (operating income margin)	6.3%	8.1%

EBITDA:

Absolute in CHF	257	233

As a percentage of sales (EBITDA margin)	12.7%	14.4%

Operating income decreased both in absolute terms and as a percentage of sales. EBITDA increased in absolute terms but decreased as a percentage of sales. Gross profit was higher in absolute terms, benefiting from higher capacity utilization levels in addition to favorable acquisition and volume mix gains that compensated for sales price reductions and higher costs for raw materials. Gross margins overall however decreased as a percentage of sales due to relatively higher variable to total cost ratio of Raisio Chemicals’ sales. Selling, general and administrative costs were much higher in both Swiss francs and in local currencies, chiefly due to acquisition effects, leading to a further reduction in net margins. Investments in research and development remained at the prior year level of approximately 2 percent of sales.

ASSET MANAGEMENT	2004	2003

Net current operating assets:

Absolute in CHF	458	346

As a percentage of sales	23%	21%

Capital expenditures in CHF	81	55

Invested capital in CHF	3 184	2 432

Total assets in CHF	3 528	2 661

The Segment’s operating assets were higher than prior year levels both in absolute and intensity terms. Both inventories and receivables increased in both absolute and intensity terms. The increase in intensities was mostly due to acquisition effects that did not include a full year’s sales. Payables were higher than in prior year. Capital expenditures increased from prior year but were well below depreciation expense and were again targeted primarily on productivity improvement projects. These factors led to an overall increase in both invested capital and total assets.

Textile Effects results

Sales decreased to CHF 1 300 million in 2004 or by 7 percent in Swiss francs and by 5 percent in local currencies. Sales development in 2004 compared to 2003 resulted from the following factors:

SALES DEVELOPMENT	2004 COMPARED TO 2003

Volume/product mix	(2)%

Price	(3)%

Currency	(2)%

Total in Swiss francs	(7)%

The textiles market remained difficult in 2004 and continues to present the Segment with many challenges. Textile dyes sales were lower both in local currencies and in Swiss francs, characterized by heavy competitive pressures and slow core markets. Sales in textile chemicals were stable in local currencies, where most key markets held up reasonably well, notably sizing and pretreatments.

Geographically, sales in Europe decreased from prior year levels both in Swiss francs and in local currencies. All major sales territories suffered sales declines in local currencies, particularly in the second half of the year, with the exception of Turkey where sales increased both in local currencies and in Swiss francs. In the Americas, sales declined in Swiss francs and in local currencies across all regions. In the Asia Pacific region, sales remained stable in local currencies but were lower in Swiss francs. A strong result in both China and in India in local currencies and to a lesser extent in Swiss francs helped to offset sales declines across the remainder of the region.

OPERATING INCOME AND EBITDA	2004	2003

Operating income:

Absolute in CHF	61	69

As a percentage of sales (operating income margin)	4.7%	4.9%

EBITDA:

Absolute in CHF	117	129

As a percentage of sales (EBITDA margin)	9.0%	9.2%

Operating income and EBITDA decreased in both absolute terms and as a percentage of sales, mainly due to the difficult sales environment. The Segment again managed to partially mitigate this effect through further cost reductions in the production area combined with lower raw material costs. Selling, general and administrative costs were also lower in Swiss francs and in local currencies compared to the prior year. Investment in research and development remained stable at approximately 2 percent of sales.

ASSET MANAGEMENT	2004	2003

Net current operating assets:

Absolute in CHF	393	439

As a percentage of sales	30%	31%

Capital expenditures in CHF	35	29

Invested capital in CHF	1 162	1 115

Total assets in CHF	1 365	1 304

The Segment managed to reduce net operating assets below prior year levels. Both receivables and inventory levels decreased in absolute terms and were stable in intensity terms compared to prior year. Payable levels were higher than last year. Capital expenditures increased slightly from last year, but remain well below depreciation expense for the period. Both invested capital and total assets increased slightly.

10 FINANCIAL REVIEW 2004	Ciba Specialty Chemicals

CONSOLIDATED BALANCE SHEETS

SELECTED BALANCE SHEET DATA AS OF DECEMBER 31,	2004	2003

Cash and cash equivalents and short-term investments	1 636	2 397

Total assets	11 006	11 098

Total shareholders’ equity	4 151	4 245

Cash and cash equivalents and short-term investments decreased by CHF 761 million from 2003 to 2004 primarily due to cash used for acquisitions. Totals assets were slightly lower than prior year levels. The Company continues to target further reductions in its operating assets base but the same levels of reductions as in 2003 could not be achieved, which was partially due to higher sales and resulting production activities. Proposed investments in additional production capacity continue to be carefully evaluated to ensure that sufficient market demand exists to justify the investment. The Company also continues its practice of maintaining total investments in property, plant and equipment at less than the annual depreciation cost.

     The remaining asset reduction resulted from the change between December 31, 2003 and 2004 in year-end currency exchange rates, which are used to translate the Company’s various non-Swiss franc denominated balance sheet items located around the world into Swiss francs. During 2004, the U.S. dollar depreciated by a further 8 percent and the Chinese renminbi by 8 percent from prior year against the Swiss franc.

LIQUIDITY AND CAPITAL RESOURCES

In recent years, the Company’s sources of liquidity have primarily been provided by operations and funds from capital markets. Management of the Company is of the opinion that the funding available to it from these sources will be sufficient to satisfy its working capital and debt service requirements for the foreseeable future.

TREASURY MANAGEMENT

The international financial markets remained volatile in 2004. The major trends in the markets, which were the focus of the Company’s treasury management initiatives, included movements in interest rates as well as the continued weakening of the U.S. dollar against the Swiss franc, and the further strengthening of the euro against the U.S. dollar.

     As a consequence of the improving economic recovery especially in the U.S. and receding political instability in 2004, global interest rates started to rise during 2004. Through the effective anticipation of market conditions and the use of financial instruments available in the financial markets, the Company was able to keep the average cost of its total borrowings almost constant at 4.03 percent in 2004 compared to 3.84 percent in 2003. The Company’s net interest cost, which is interest expense less interest income, was stable at CHF 108 million in 2004 as for 2003.

     During 2004, the U.S. dollar fluctuated against the Swiss franc from a high of approximately CHF 1.32 to a low of approximately CHF 1.13. The Swiss franc balance sheet year-end rate was at CHF 1.15 against the U.S. dollar in 2004 versus CHF 1.25 at the end of 2003. During 2004, the euro fluctuated against the Swiss franc from a high of approximately CHF 1.59 to a low of approximately CHF 1.50. At the end of 2004, the Swiss franc was at a level of CHF 1.54 against the euro versus CHF 1.56 at the end of 2003.

The Company, in accordance with its stated risk management policy, continues to monitor its currency exposures and, where appropriate, enters into transactions to minimize its overall exposures to volatility in the currency markets. The Company selectively executes foreign currency transactions, when considered cost effective, to protect the cash flows of its operating companies against unfavorable foreign currency movements.

     In 2004, other financial expense, net which includes foreign currency exchange gains and losses, net hedging expenses, and losses on financial investments, was CHF 39 million, an increase of CHF 15 million from CHF 24 million in 2003. The increase in 2004 is mainly due to the fact that in 2003, the Company sold its remaining shares in Hexcel Corporation realizing a CHF 16 million gain. Otherwise, other financial expenses, net were relatively stable between the two periods.

CAPITAL RESOURCES

The Company’s policy is to maintain a high degree of flexibility in its funding process by using a broad variety of financial instruments and currencies depending on market conditions. The Company enters into derivative financial instruments in the ordinary course of business to mitigate its exposure to adverse changes in foreign exchange rates and to manage its interest rate exposures. Various risk exposures, arising from existing assets and liabilities, from future transactions in which the Company is firmly committed and from future anticipated transactions, are assessed and managed centrally by the Company’s treasury group based on the Company’s aggregate exposure.

     Under the Company’s written hedging policy, treasury management continuously monitors and reports the results of its risk management programs to senior management and may choose to partially or fully hedge exposures. In accordance with its hedging policy, the Company primarily utilizes foreign exchange currency forwards, swaps and options contracts. The Company’s risk management policies do not permit the utilization of financial instruments for speculative or trading purposes. For further information see note 9 to Consolidated Financial Statements.

     Throughout 2004, the Company continued to maintain its long-term debt ratings of ‘A’ from Standard & Poor’s and of ‘A2’ from Moody’s. In management’s opinion, based on the Company’s current financial position, its credit protection ratios are strong for its rating category. Consequently, management believes that the Company will continue to be able to access global capital markets to meet its capital requirements as required.

     The Company’s capital requirements are primarily dependent on management’s business plans regarding the levels and timing of capital expenditures and investments. Subject to developments affecting the Company which cannot be predicted or controlled, management, for the next one to two years, intends to maintain the Company’s capital expenditure levels generally in the range of the past three years. The Company is not currently subject to any commitment for capital expenditures that individually is material to the Company.

     For further information on capital resources available to the Company, see notes 12 and 13 to Consolidated Financial Statements.

FINANCIAL REVIEW 2004	www.cibasc.com/investors 11

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(in millions of Swiss francs, except share and per share data)

NET DEBT

The table below shows the components of net debt at December 31, 2004 and 2003:

NET DEBT	2004	2003

Short-term debt	559	259

Long-term debt	2 917	3 187

Total debt	3 476	3 446

Less: cash and cash equivalents	(1 614)	(2 386)

Less: short-term investments	(22)	(11)

Net debt	1 840	1 049

The Company maintains short-term debt facilities, including commercial paper programs and bank overdraft and credit line facilities to finance its working capital requirements, which are described in note 12 to the Consolidated Financial Statements.

     The Company’s long-term debt in 2004 and 2003 consisted primarily of Euro Medium-Term Notes (EMTN Program) and straight bonds, which are described in note 13 to the Consolidated Financial Statements. The current portion of long-term debt totaled CHF 258 million at December 31, 2004 and CHF 1 million at December 31, 2003.

     Net debt levels increased by CHF 791 million in 2004 due to a number of factors, being mainly the cash used to fund the acquisition of Raisio Chemicals, totaling CHF 662 million. Also, the Company made a capital reduction payment of CHF 197 million in 2004. The Company also used a total of CHF 162 million to purchase treasury stock. These uses of cash were partially offset by cash flows from operating activities totaling CHF 631 million.

     Long-term debt levels, including current portion, were similar to prior year levels. See note 13 to Consolidated Financial Statements.

     The Company’s commercial paper program is uncommitted and the availability of future funds thereunder depends to a large extent on market conditions. The Company may, if and when it is economically advantageous, issue new debt.

CASH FLOWS

The net decrease in cash and cash equivalents of CHF 772 million from December 31, 2003 to December 31, 2004 resulted from cash flows provided by or used in the Company’s operating, investing and financing activities.

CASH FLOWS FROM OPERATING ACTIVITIES	2004	2003

Net income	311	344

Deduct net income from discontinued operations, net of tax	(28)	0

Depreciation and amortization	394	366

Net change in operating assets and liabilities	(226)	302

Other, net	180	21

Net cash provided by operating activities	631	1 033

Cash flows provided by operating activities of CHF 631 million did not reach the same high levels of recent years, which was partially due to higher working capital requirements necessary to fund higher sales volumes. Also in 2004, the Company had higher cash payments for interest, taxes and pensions that together resulted in an adverse development of CHF 144 million compared to the prior year. Together, these factors contributed to the decline in operating cash flows.

     The Company continues to prioritize cash flow generation and is satisfied that operating cash flow levels are sufficient to satisfy both short-term and mid-term funding requirements.

CASH FLOWS FROM INVESTING ACTIVITIES	2004	2003

Capital expenditures	(294)	(233)

Sale (acquisition) of businesses, net of cash	(810)	(71)

Proceeds from sale of assets and changes in loans and other long-term assets	53	65

Net cash used in investing activities	(1 051)	(239)

Net cash used in acquisition and divestment activities in 2004 consisted primarily of the cash used for the acquisition of Raisio Chemicals, of CHF 662 million. In addition, the Company completed a number of other minor acquisitions during 2004 for an aggregate consideration of CHF 91 million. Also included in cash flows from investing activities in 2004 was the receipt of a long-term note receivable of CHF 42 million in connection with the sale in 2000 of the Company’s investment in Hexcel Corporation.

     Net cash used in acquisition and divestment activities in 2003 consisted primarily of a CHF 71 million payment for separation costs attributable to the past divestment of the Performance Polymers business. Also included is an aggregate CHF 23 million for the acquisition of additional interests in two equity affiliates in Asia, where the Company is experiencing significant sales growth. These cash outflows were partially offset by proceeds of CHF 21 million from the sale of the Company’s remaining Hexcel shares.

CASH FLOWS FROM FINANCING ACTIVITIES	2004	2003

Increase (decrease) in short-term and long-term debt, net	55	(394)

Capital reduction paid	(197)	(206)

Treasury stock transactions and other	(162)	(142)

Net cash used in financing activities	(304)	(742)

For discussion of cash flows from short-term and long-term debt, see the Net Debt section of this Management’s Discussion and Analysis and notes 12 and 13 to Consolidated Financial Statements.

     At the Company’s Annual General Meeting on February 26, 2004, the shareholders approved the Board of Directors’ proposal for a payment to the shareholders in the form of a capital reduction of CHF 3 per share. The capital reduction was in the form of a reduction in the nominal value of each common share from CHF 6 per share to CHF 3 per share. The Company paid the capital reduction on May 14, 2004, which totaled CHF 197 million.

12 FINANCIAL REVIEW 2004	Ciba Specialty Chemicals

At the Company’s Annual General Meeting on March 6, 2003, the shareholders approved the Board of Directors’ proposal for a payment to the shareholders in the form of a capital reduction of CHF 3 per share. The capital reduction was in the form of a reduction in the nominal value of each common share from CHF 9 per share to CHF 6 per share. The Company paid the capital reduction on May 23, 2003, which totaled CHF 206 million.

     In connection with its share buy-back program initiated in 2004, the Company purchased 1.8 million treasury shares in 2004 for CHF 157 million. The Board of Directors will propose at the Annual General Meeting of shareholders on March 3, 2005 that these shares be cancelled; this proposal is subject to shareholder approval. In 2003 in connection with the share buy-back program, the Company purchased 1.3 million treasury shares for CHF 118 million. The shareholders approved the cancellation of these shares at the Company’s Annual General Meeting on February 26, 2004; consequently, the shares were cancelled on May 7, 2004. For further details, refer to note 16 to Consolidated Financial Statements.

FREE CASH FLOW	2004	2003

Net cash from continuing operations	631	1 033

Add: restructuring payments	11	0

Less: net cash used in investing activities	(1 051)	(239)

Add: sale (acquisition) of businesses, net of cash	810	71

Less: dividends (i)	(131)	(137)

Free cash flow	270	728

(i)	The Company considers CHF 2 per share to be the normal annual per share dividend amount expected by its shareholders. As a result, this amount is used in the Company’s calculation of free cash flow. Actual per share dividends or other distributions to shareholders may differ from this per share amount (see the Operational Review section of this Management’s Discussion and Analysis above).

The Company historically has utilized free cash flow to maintain short-term debt at stable levels, to repay long-term debt according to payment terms or earlier when economically advantageous to the Company, for acquisitions of businesses or treasury shares, and to pay distributions to shareholders.

     Free cash flow was lower by CHF 458 million in 2004 compared to prior year. This was mainly due to lower cash from operating activities in 2004, as the Company’s investment in working capital increased due to sales growth.

LONG-TERM OBLIGATIONS, COMMITMENTS AND CONTINGENCIES

The Company has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary course of business. Management believes that these commitments are not in excess of current market prices and reflect normal business operations. The Company had outstanding at December 31, 2004, various long-term obligations that will become due in 2005 and beyond. These various purchase commitments and long-term obligations will have an effect on the Company’s future liquidity and capital resources. The table below shows, by major category of commitment and long-term obligations outstanding as of December 31, 2004, the Company’s current estimate of their annual maturities.

PAYMENTS BY YEAR, AS FROM DECEMBER 31, 2004
		LESS			MORE
		THAN	1 TO 3	3 TO 5	THAN
	TOTAL	1 YEAR	YEARS	YEARS	5 YEARS

Long-term debt, including current portion (i)	3 129	258	8	1 311	1 552

Long-term obligations, including current portion (ii)	1 366	87	158	159	962

Raw material purchase commitments	402	226	176	–	–

Fixed assets and other purchase commitments	375	156	161	48	10

Lease commitments	128	41	41	21	25

Total	5 400	768	544	1 539	2 549

(i)	Long-term debt shown is the face amount of the debt obligations. The amounts reported on the Consolidated Balance Sheets and in note 13 to Consolidated Financial Statements are net of discounts and premiums, in accordance with U.S. GAAP.

(ii)	Estimated payments for long-term obligations have been determined by the Company based on payment schedules for those long-term obligations where set payments exist. For long-term obligations with no set payment schedules, estimates have been made by the Company based on the most likely timing of cash payments based on the facts and circumstances that exist as of December 31, 2004. The ultimate timing of these future cash flows may differ due to events and circumstances that are out of the direct control of the Company. Also included are liabilities related to environmental matters, which are further discussed in note 21 to Consolidated Financial Statements.

In addition to the long-term obligations and commitments disclosed above, the Company, in the normal course of business, provided guarantees to third parties. The Company estimates that the fair value of these guarantees is not material and does not expect to incur material losses as a result of these guarantees. As of December 31, 2004, the Company has provided guarantees to third parties for indebtedness of others of approximately CHF 17 million of which CHF 13 million expire in 2005 and CHF 4 million thereafter.

EFFECTIVE INCOME TAX RATE

The Company reported an effective income tax rate of 23 percent in 2004, an increase of 6 percent compared to 17 percent reported in 2003. The 2004 rate is reduced by 4 percent due to a non-recurring release of previously established tax reserves following the settlement during 2004 of certain outstanding tax matters. The 2003 effective income tax rate of 17 percent had been reduced by 10 percent from different non-recurring releases of previously established tax reserves, consisting principally of 9 percent resulting from the settlement in 2003 of a dispute with Novartis. Excluding the effects of these different non-recurring events, the Company’s 2004 and 2003 effective income tax rates would have each been 27 percent. See note 14 to Consolidated Financial Statements.

FINANCIAL REVIEW 2004	www.cibasc.com/investors 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(in millions of Swiss francs, except share and per share data)

CHANGE IN ACCOUNTING POLICY AND NEW ACCOUNTING STANDARDS

There were no new accounting standards issued by the Financial Accounting Standards Board (FASB) or other authoritative standard setters that became effective during 2004 and that had a material effect on the Company’s financial statements. In addition, several other new accounting standards were issued by the FASB as of December 31, 2004 that were not required to be adopted during 2004, but will require adoption in 2005 or later. None of these issued but not yet adopted new accounting standards is expected to have a material effect on the Company’s results of operations or financial position when adopted in the future. See note 1 to Consolidated Financial Statements.

ENVIRONMENTAL MATTERS

Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company’s policy to continuously develop and improve the environmental performance of key manufacturing processes through an active program. In addition to process improvements, the Company uses advanced waste treatment and disposal facilities at all major manufacturing sites that allow the sites to comply with recent laws and regulations applicable to waste streams. Management believes that the Company substantially complies with all such laws. For further information, see note 21 to Consolidated Financial Statements.

14 FINANCIAL REVIEW 2004	Ciba Specialty Chemicals

USE OF CERTAIN SUPPLEMENTARY FINANCIAL INDICATORS

The key financial indicators used by the Company’s management to monitor overall performance and liquidity, including the performance of reportable segments, as well as to provide incentives for employees to produce high-quality results with a goal of enhancing shareholder value include certain non-U.S. GAAP financial measures. Such non-U.S. GAAP financial measures are derived from financial measures prepared in accordance with U.S. GAAP and include EBITDA, free cash flow and net debt. The way these non-U.S. GAAP financial measures are derived, as well as definitions of other financial terms used in this Management’s Discussion and Analysis, is shown in the Glossary of Financial Terms.

     The Company uses EBITDA margin (EBITDA divided by net sales) and free cash flow as two of the three components of its annual incentive compensation program. The third component of the program is net sales growth. Under the Company’s annual incentive compensation program, employees receive annual payments if target net sales growth, EBITDA margin or free cash flow levels are achieved. The combination of these three indicators focuses management and employees on the profitable (EBITDA margin) growth (sales growth) of the Company without the utilization of unnecessary capital (free cash flow). In addition, the Company uses net debt as an indicator of the strength of its capital structure, as well as certain currency adjusted figures that permit it to evaluate its performance from period to period without such comparisons being impacted by the effects of currency exchange rate movements during these periods. For the same reasons, management believes investors may find the non-U.S. GAAP measures useful.

     As with any supplementary financial indicator, these supplementary financial indicators should be considered in addition to, not as a substitute for, operating income, net income, cash flows from operating, investing and financing activities, total assets, total debt, operating income margin and other measures of financial performance and liquidity reported in accordance with U.S. GAAP.

EBITDA

As described in the Business Segment Data section of the Consolidated Financial Statements, the Company evaluates the performance of its reportable segments based on operating income as well as EBITDA. EBITDA, and EBITDA margin derived therefrom, provide management with additional quantitative measures of the quality of sales growth as well as the results of past and current actions taken to manage costs.

     More importantly, the Company operates in a multinational environment and competes with companies in different countries. In some of these countries, very significant differences in accounting exist with regard to depreciation as some companies with which the Company competes calculate and report their depreciation expense based on tax considerations. As a result, it is very difficult to meaningfully compare operating income data of such competitors in other countries with that of the Company. In order to adequately evaluate the Company’s performance in the markets as well as to compare and benchmark performance with that of the Company’s competitors, EBITDA was determined to be a key performance measure because it eliminates the above-described major differences.

     The material limitation associated with using EBITDA as a performance measure as compared to net income is that EBITDA provides a measure of the Company’s current performance without consideration of the amount of capital that has been historically invested in order to produce the Company’s results. Management believes it compensates for this limitation by including free cash flow as another of its key financial indicators, as discussed above.

     The reconciliation of EBITDA to net income is included in the Business Segment Data section of the Consolidated Financial Statements.

FREE CASH FLOW

Free cash flow as defined by the Company provides the amount of net cash flow produced that is available for required or discretionary debt principle payments, reinvestment in the Company’s businesses, or the excess of distributions to shareholders over CHF 2 per share and, as such, is limited to being used for this consideration only.

     The reconciliation of free cash flow to net cash provided by operating activities is included in the Liquidity and Capital Resources section of this Management’s Discussion and Analysis.

NET DEBT

The reconciliation of net debt to the Company’s total debt is included in the Liquidity and Capital Resources section of this Management’s Discussion and Analysis.

INVESTED CAPITAL

The reconciliation of invested capital to total shareholders’ equity is included in the Business Segment Data section of the Consolidated Financial Statements.

CURRENCY EXCHANGE RATES

Amounts “in local currencies” or “currency adjusted” are determined by adjusting current period amounts reported in Swiss francs, which is the Company’s reporting currency under U.S. GAAP, using prior period exchange rates to remove the effects of fluctuations in foreign currency rates against the Swiss franc that occurred from the prior period to the current period. The exchange rates of principle currencies to the Swiss franc, which form the basis of the Company’s disclosures of currency adjusted figures, are presented in note 2 to Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS

Forward-looking statements and information contained in this Financial Review 2004 are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seek” or “anticipate” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.

FINANCIAL REVIEW 2004	www.cibasc.com/investors 15

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Swiss francs, except share and per share data)

YEAR ENDED DECEMBER 31,	NOTES	2004	2003

Net sales		7 027	6 646

Cost of goods sold		(4 856)	(4 579)

Gross profit		2 171	2 067

Selling, general and administrative		(1 227)	(1 185)

Research and development		(288)	(281)

Amortization of other intangible assets	8	(47)	(33)

Income from earnings of equity affiliates	9	1	3

Restructuring and special charges (i)	23	(91)	0

Operating income		519	571

Interest expense		(141)	(142)

Interest income		33	34

Other financial expense, net		(39)	(24)

Income from continuing operations before income taxes and minority interest		372	439

Provision for income taxes	14	(85)	(74)

Minority interest		(4)	(5)

Income from continuing operations		283	360

Income from discontinued operations, net of tax	21	28	0

Income before cumulative effect of change in accounting principles		311	360

Cumulative effect of change in accounting principles, net of tax	1	0	(16)

Net income		311	344

Earnings per share, basic and diluted	19

Continuing operations		4.28	5.26

Discontinued operations		0.43	0.00

Cumulative effect of change in accounting principles		0.00	(0.23)

Net income per share		4.71	5.03

Weighted average shares outstanding

Basic		66 059 479	68 361 123

Diluted		66 059 479	68 361 123

(i)	Restructuring and special charges, net of taxes of CHF 23 million would be CHF 68 million.

See notes to consolidated financial statements

16 FINANCIAL REVIEW 2004	Ciba Specialty Chemicals

CONSOLIDATED BALANCE SHEETS

(in millions of Swiss francs, except share and per share data)

DECEMBER 31,	NOTES	2004	2003

Assets

Current assets

Cash and cash equivalents		1 614	2 386

Short-term investments		22	11

Accounts receivable, net	4	1 064	940

Inventories	5	1 292	1 231

Prepaid and other current assets		390	371

Total current assets		4 382	4 939

Property, plant and equipment, net	6	3 015	2 963

Goodwill	7	1 561	1 358

Other intangible assets, net	8	823	647

Financial investments	9	180	147

Other assets	10	1 045	1 044

Total assets		11 006	11 098

Liabilities and shareholders’ equity

Current liabilities

Accounts payable		634	528

Short-term debt	12	559	259

Income taxes payable		116	152

Accruals and other current liabilities	11	831	841

Total current liabilities		2 140	1 780

Long-term debt	13	2 917	3 187

Deferred income taxes	14	424	407

Other liabilities	15	1 306	1 417

Total liabilities		6 787	6 791

Minority interest		68	62

Shareholders’ equity	16

Common stock (i)		212	433

Additional paid-in capital		4 127	4 210

Retained earnings		853	541

Accumulated other comprehensive loss		(567)	(493)

Treasury stock, at cost (ii)		(474)	(446)

Total shareholders’ equity		4 151	4 245

Total liabilities and shareholders’ equity		11 006	11 098

(i)	Par value CHF 3 per share (December 31, 2003: CHF 6 per share), 80 826 617 shares authorized and 70 826 617 shares issued as of December 31, 2004 (82 130 117 shares authorized and 72 130 117 shares issued as of December 31, 2003).

(ii)	December 31, 2004: 4 686 272 treasury shares; December 31, 2003: 4 363 901 treasury shares.

See notes to consolidated financial statements

FINANCIAL REVIEW 2004	www.cibasc.com/investors 17

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Swiss francs, except share and per share data)

YEAR ENDED DECEMBER 31,	2004	2003

Cash flows from operating activities

Net income	311	344

Deduct income from discontinued operations, net of tax	(28)	0

Income from continuing operations	283	344

Adjustments to reconcile income from continuing operations to net cash provided by operating activities:

Depreciation and amortization	394	366

Deferred income taxes	18	24

Restructuring and special charges	91	0

Restructuring payments	(11)	0

Loss (gain) on sale/disposal of assets, net	(2)	(7)

Realized (gain) loss on available-for-sale securities	0	(12)

Minority interest and other non-cash items, net	84	16

Changes in operating assets and liabilities:

Short-term investments	(8)	5

Accounts receivable, net	(60)	56

Inventories	(45)	173

Accounts payable	34	(9)

Other operating assets and liabilities	(147)	77

Net cash provided by operating activities	631	1 033

Cash flows from investing activities

Capital expenditures	(294)	(233)

Proceeds from sale of assets	21	67

Sale (acquisition) of businesses, net of cash (i)	(810)	(71)

Loans and other long-term assets	32	(2)

Net cash used in investing activities	(1 051)	(239)

Cash flows from financing activities

Increase (decrease) in short-term debt, net	51	(25)

Proceeds from long-term debt	31	715

Repayments of long-term debt	(27)	(1 084)

Capital reduction paid	(197)	(206)

Treasury stock transactions	(162)	(142)

Net cash used in financing activities	(304)	(742)

Effect of exchange rate changes on cash and cash equivalents	(48)	(27)

Net (decrease) increase in cash and cash equivalents	(772)	25

Cash and cash equivalents, beginning of year	2 386	2 361

Cash and cash equivalents, end of year	1 614	2 386

Supplemental cash flow information

Cash paid for interest	(144)	(103)

Cash paid for income taxes	(108)	(60)

(i)	Sale (acquisition) of businesses, net of cash, includes cash paid for acquisitions and cash payments attributable to the divestment in 2000 of the Performance Polymers business. See note 21.

See notes to consolidated financial statements

18 FINANCIAL REVIEW 2004	Ciba Specialty Chemicals

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in millions of Swiss francs, except share and per share data)

					ACCUMULATED
			ADDITIONAL		OTHER COM-	TREASURY STOCK
		COMMON	PAID-IN	RETAINED	PREHENSIVE	UNRESERVED	RESERVED
	NOTES	STOCK	CAPITAL	EARNINGS	LOSS	SHARES	SHARES	TOTAL

Balance at December 31, 2002		649	4 186	198	(360)	(78)	(241)	4 354

Net income				344				344

Currency translation adjustments					(131)			(131)

Realization of previously unrealized gain on available-for-sale securities, net of tax of CHF 4	9				(4)			(4)

Unrealized gain on available-for-sale securities, net of tax of CHF 4					5			5

Minimum pension liability adjustment, net of tax of CHF 1	18				(2)			(2)

Other					(1)			(1)

Comprehensive income (loss)				344	(133)			211

Capital reduction paid (i)		(216)	10					(206)

Treasury stock transactions	16		3			11	(138)	(124)

Other			11	(1)				10

Balance at December 31, 2003		433	4 210	541	(493)	(67)	(379)	4 245

Net income				311				311

Currency translation adjustments					(73)			(73)

Other (ii)					(1)			(1)

Comprehensive income (loss)				311	(74)			237

Capital reduction paid (i)		(213)	16					(197)

Share cancellation	16	(8)	(110)				118	0

Treasury stock transactions	16		2			(3)	(143)	(144)

Other			9	1				10

Balance at December 31, 2004		212	4 127	853	(567)	(70)	(404)	4 151

(i)	Capital reduction paid in 2004 and 2003 was CHF 3.00 per share.

(ii)	In 2004, other includes CHF 1 million for the movement in minimum pension liability, net of tax. See note 16.

See notes to consolidated financial statements

FINANCIAL REVIEW 2004	www.cibasc.com/investors 19

BUSINESS SEGMENT DATA

(in millions of Swiss francs, except percentages)

			WATER &
	PLASTIC	COATING	PAPER	TEXTILE		CONSO-
	ADDITIVES	EFFECTS	TREATMENT	EFFECTS	CORPORATE	LIDATED

2004

Net sales	1 895	1 818	2 014	1 300	–	7 027

EBITDA before restructuring and special charges	319	394	257	117	(83)	1 004

Restructuring and special charges	0	0	0	0	(91)	(91)

EBITDA	319	394	257	117	(174)	913

Depreciation and amortization	(95)	(103)	(131)	(56)	(9)	(394)

Operating income	224	291	126	61	(183)	519

Interest expense					(141)	(1 41)

Interest income					33	33

Other financial expense, net					(39)	(39)

Provision for income taxes					(85)	(85)

Minority interest					(4)	(4)

Income from discontinued operations, net of tax					28	28

Net income						311

EBITDA margin before restructuring and special charges	16.8%	21.7%	12.7%	9.0%	–	14.3%

Operating income margin	11.9%	16.0%	6.3%	4.7%	–	7.4%

Research and development expenditures	97	101	42	29	19	288

Capital expenditures	76	82	81	35	20	294

2003

Net sales	1 822	1 807	1 616	1 401	–	6 646

EBITDA	265	397	233	129	(87)	937

Depreciation and amortization	(100)	(97)	(103)	(60)	(6)	(366)

Operating income	165	300	130	69	(93)	571

Interest expense					(142)	(142)

Interest income					34	34

Other financial expense, net					(24)	(24)

Provision for income taxes					(74)	(74)

Minority interest					(5)	(5)

Cumulative effect of change in accounting principles, net of tax					(16)	(16)

Net income						344

EBITDA margin	14.6%	22.0%	14.4%	9.2%	–	14.1%

Operating income margin	9.1%	16.6%	8.1%	4.9%	–	8.6%

Research and development expenditures	107	95	33	32	14	281

Capital expenditures	64	79	55	29	6	233

No restructuring and special charges occurred in 2003.

NET ASSETS	2004	2003

Plastic Additives	1 322	1 247

Coating Effects	1 853	1 773

Water & Paper Treatment	3 184	2 432

Textile Effects	1 162	1 115

Shared operating net assets not allocated to segments (i)	37	(79)

Non-operating net assets (ii)	1 636	2 852

Invested capital (iii)	9 194	9 340

Items not included in invested capital	(5 043)	(5 095)

Total shareholders’ equity (total net assets)	4 151	4 245

TOTAL ASSETS	2004	2003

Plastic Additives	1 604	1 514

Coating Effects	2 100	2 020

Water & Paper Treatment	3 528	2 661

Textile Effects	1 365	1 304

Shared operating assets not allocated to segments (i)	357	290

Non-operating assets (ii)	2 052	3 309

Total assets	11 006	11 098

(i)	Shared operating net assets not allocated to segments and shared operating assets not allocated to segments include certain net assets and shared assets of Group Service Units and Headquarters. Group Service Units provide services to the segments.

(ii)	Non-operating net assets and non-operating assets include primarily cash and cash equivalents and certain financial investments. Also included in non-operating net assets are certain Group Service Units’ current liabilities.

(iii)	Invested capital equals total assets less non-interest bearing current liabilities (i.e., accounts payable, income taxes payable as well as accruals and other current liabilities, except the current portion of deferred tax liabilities) and less deferred tax assets.

See notes to consolidated financial statements

20 FINANCIAL REVIEW 2004	Ciba Specialty Chemicals

BUSINESS SEGMENT DATA

(in millions of Swiss francs, except percentages)

COMPONENTS OF ITEMS NOT INCLUDED IN INVESTED CAPITAL

Net deferred tax liabilities	(193)	(170)

Short-term debt	(559)	(259)

Long-term debt	(2 917)	(3 187)

Other liabilities	(1 306)	(1 417)

Minority interest	(68)	(62)

Total items not included in invested capital	(5 043)	(5 095)

During 2004, the Company reorganized from five into four reporting segments and restated all current and prior period segment information to reflect the new segment structure. The Company’s four segments are: Plastic Additives, Coating Effects, Water & Paper Treatment and Textile Effects. The Company’s reporting segments develop, manufacture and market different products, services and solutions. They are managed separately because each segment has different customer markets and requires different technology and marketing strategies. The same accounting policies are consistently applied to reportable segments across the Company and all segments generate revenue in the same manner. Reported sales reflect only sales to third parties. Intersegment sales are not material.

     The Company evaluates the performance of its reportable segments based on operating income as well as Earnings Before Interest, Taxes, Depreciation, Amortization and Minority Interest (EBITDA). Segment operating income includes all operating items relating to the segments and excludes restructuring and special charges and other items that principally apply to the Company as a whole. Segment EBITDA and EBITDA margin together provide management with additional quantitative measures of the quality of sales growth as well as the results of past and current actions taken to manage costs. In addition, as the Company operates in a multinational environment and competes with companies in different countries, the use of EBITDA as a performance measure provides improved comparability of the reportable segments’ results with those of their competitors, some of which employ significantly different methods of depreciation. Management is therefore of the opinion that these financial indicators are an important measure of comparative operating performance for the businesses of the Company.

     EBITDA, EBITDA margin derived therefrom and invested capital are non-United States Generally Accepted Accounting Principles (“U.S. GAAP”) supplementary financial indicators. As with any supplementary financial indicator these supplementary financial indicators should be considered in addition to, not as a substitute for, operating income, net income, cash flow from operating activities, total assets, operating income margin and other measures of financial performance and liquidity reported in accordance with U.S. GAAP. The Company derives EBITDA, EBITDA margin and invested capital from financial measures prepared in accordance with U.S. GAAP.

DESCRIPTION OF SEGMENTS

The segment Plastic Additives develops, manufactures and markets products and provides services to the plastic, rubber, adhesives lubricant, home and personal care industries. The Segment’s products are additives, which are ingredients added in small quantities to polymers and lubricants that prevent aging and corrosion and help improve appearance, durability and performance of finished goods such as polyolefins, elastomers and engineering plastics as well as adhesives, high-performance motor oils and industrial lubricants. The Segment’s service business provides customers with product application solutions.

     The segment Coating Effects is a leading global manufacturer of organic pigments and the leading supplier of photoinitiators and light stabilizers to the coatings, graphic arts and electronic industries. The Segment develops, manufactures and markets additives, pigments, as well as additive and pigment concentrates, for the coatings, printing, imaging, electronic, plastics and fibers industries. The end-user markets for its products and services are, among others, the automotive, packaging, publication, electronics, construction, photographic and digital printing industries.

     The segment Water & Paper Treatment serves the paper and water treatment as well as the detergents and hygiene industries. The Segment offers products and services to the global paper and board industry focused on increasing mill productivity as well as ‘effect chemicals’ which provides solutions for its customers in order to determine appearance, handling and performance of the paper or board. The Segment also offers products and services used to treat the water streams in industrial and municipal applications and to improve the efficiency of mineral and oil processing as well as soil additives and specialty monomers. Furthermore the Segment provides whiteners for detergents and hygiene effects for a variety of personal care products.

     The segment Textile Effects serves customers throughout the textile value chain, offering full, integrated solutions for textile processing and value adding effects. The Segment’s products include dyes and chemicals for preparation, dyeing, printing, whitening and finishing of all major textiles, as well as sizing agents for fabric weaving. The Segment also provides comprehensive services to help customers achieve their color, comfort and performance requirements.

See notes to consolidated financial statements

FINANCIAL REVIEW 2004	www.cibasc.com/investors 21

GEOGRAPHIC DATA

(in millions of Swiss francs, except share and per share data)

NET SALES TO CUSTOMERS	2004	2003

Europe

Germany	635	584

United Kingdom	297	293

Italy	355	340

France	353	304

Rest of European Union (i)	1 140	933

Switzerland	80	99

Rest of Europe (i)	190	178

Total Europe	3 050	2 731

Americas

United States of America	1 366	1 415

Canada	212	199

Central America	154	167

South America	314	285

Total Americas	2 046	2 066

Asia Pacific

Japan	406	381

China Region	482	440

Rest of Asia	641	627

Australia and New Zealand	158	159

Africa and Middle East	244	242

Total Asia Pacific	1 931	1 849

Total net sales to customers	7 027	6 646

Net sales to customers are based on the final destination of the sale.

LONG-LIVED ASSETS	2004	2003

Europe

Germany	366	378

United Kingdom	453	519

Italy	171	176

France	161	134

Rest of European Union (i)	232	88

Switzerland	593	588

Rest of Europe (i)	1	1

Total Europe	1 977	1 884

Americas

United States of America	663	743

Canada	3	3

Central America	86	94

South America	24	18

Total Americas	776	858

Asia Pacific

Japan	20	23

China Region	165	132

Rest of Asia	52	40

Australia and New Zealand	18	19

Africa and Middle East	7	7

Total Asia Pacific	262	221

Total long-lived assets	3 015	2 963

Long-lived assets represent property, plant and equipment, net and are shown by the location of the assets.

(i)	Rest of European Union includes all other European Union member countries as of December 31, 2004, that are not specifically listed. Amounts for 2003 have been adjusted to include the same member countries.

See notes to consolidated financial statements

22 FINANCIAL REVIEW 2004	Ciba Specialty Chemicals

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Swiss francs, except share and per share data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

COMPANY OPERATIONS

Ciba Specialty Chemicals Holding Inc. and its consolidated subsidiaries (the “Company”) is a global leader in the discovery and manufacture of innovative specialty chemicals that provide color, performance and care for plastics, coatings, textile, paper, home and personal care and other products. The Company’s products and services are also used to provide clean water and to treat water streams in industrial and municipal applications.

BASIS OF CONSOLIDATION AND PRESENTATION

The accompanying consolidated financial statements of the Company have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). The assets, liabilities and results of operations of entities in which the Company has a controlling financial interest have been consolidated. Investments in which the Company exercises significant influence (generally 20-50 percent ownership interest), but does not control, are accounted for under the equity method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from those estimates.

FOREIGN CURRENCY TRANSLATION

The Company’s financial statements are prepared in millions of Swiss francs (“CHF million”). For most operations outside Switzerland, where the functional currency is the local currency, income, expense and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at period-end exchange rates. The translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity. The financial statements of subsidiaries that operate in economic environments that are highly inflationary maintain financial information for reporting purposes in U.S. dollars or Swiss francs and include gains and losses from translation in income. For foreign currency transactions, changes in exchange rates that arise between transaction, reporting and settlement dates result in both realized and unrealized exchange gains and losses. These amounts are included in net income for the period.

CASH EQUIVALENTS

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

SHORT-TERM INVESTMENTS

Short-term investments consist of securities that are traded in highly liquid markets. Because they are held for the purpose of investing liquid funds and are readily convertible to cash, they are classified as trading securities and are carried at fair value. The fair value of short-term investments is estimated using quoted market prices. Gains and losses thereon are recorded as a component of other financial expense, net in the Consolidated Statements of Income.

ACCOUNTS RECEIVABLE

Accounts receivable are recorded at their net realizable value after deducting an allowance for doubtful accounts. Such deductions reflect either specific cases or estimates based on historical incurred losses. This also includes an allowance for country specific transfer risks.

INVENTORIES

The Company values its inventories at the lower of cost, determined principally on a first-in, first-out (“FIFO”) method, or market. Costs include all costs of production, including applicable portions of plant overhead. Allowances are made for obsolete and slow-moving inventory.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets ranging from approximately 20 to 50 years for buildings, 5 to 20 years for machinery and equipment, and 3 to 10 years for office furniture and fixtures and other equipment. The Company assesses its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. In such cases, if the sum of the asset’s expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the asset’s carrying amount over its fair value.

     Property, plant and equipment acquired through finance lease arrangements are recorded as assets at the lesser of the present value of the minimum future lease payments or their fair value at the date of acquisition and depreciated over the useful life of the asset or, if the lease does not provide for the transfer of ownership of the assets to the Company, the lease term if it is shorter than the useful life of the asset. The corresponding obligation is recorded as a liability in the Consolidated Balance Sheets.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

Goodwill acquired in business combinations is capitalized at acquisition cost and annually evaluated at the reporting unit level for impairment using a two-step impairment test. In the first step, the book value of the reporting unit’s assets, including goodwill and other intangibles, and liabilities (the “net assets”) is compared to the fair value of the reporting unit. If the fair value of the reporting unit exceeds the book value of its net assets, goodwill is deemed not impaired and the second step is not required. If, however, the fair value of the reporting unit is less than the book value of its net assets, the second step is required to measure the amount of impairment loss, if any.

     In the second step, the current fair value of the reporting unit is allocated to all of its tangible assets, other intangible assets (including unrecognized intangible assets but excluding goodwill) and liabilities (the “assets and liabilities”). This fair value allocation to the assets and liabilities is made as if the reporting unit had been acquired as of the impairment testing date in a business combination and the fair value of the reporting unit was the price that would have been paid to acquire the reporting unit. The excess, if any, of the total current fair value of the reporting unit over the sum of the individual fair values assigned to its assets and liabilities is considered to be the current implied goodwill value of the reporting unit. If the book value of the reporting unit’s goodwill exceeds this implied goodwill value, that excess is an impairment loss, which is recorded as a component of operating income in the Consolidated Statements of Income. If the book value of the reporting unit’s goodwill is less than the implied goodwill value, goodwill is not impaired.

FINANCIAL REVIEW 2004	www.cibasc.com/investors 23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Swiss francs, except share and per share data)

During 2004 and 2003, the Company completed the annual impairment test of goodwill and determined that its reported goodwill is not impaired.

Other intangible assets

Purchased identifiable intangible assets (“other intangible assets”) are capitalized at acquisition cost. Other intangible assets with finite lives are amortized on a straight-line basis over the estimated periods that such assets are expected to contribute to the cash flows of the Company (5 to 37 years). Other intangible assets with indefinite lives are not amortized.

     The Company assesses other intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Other intangible assets with indefinite lives are reviewed at least annually for impairment, or on an interim basis if certain circumstances are present. For all other intangible assets that are tested for impairment, if the sum of the asset’s expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the asset’s carrying amount over its fair value.

FINANCIAL INVESTMENTS

Financial investments comprise primarily investments in equity affiliates that are not controlled by the Company, but in which the Company maintains a significant equity ownership or other interest, and investments in unconsolidated companies (less than 20 percent ownership and not otherwise controlled by the Company).

     Investments in equity affiliates are accounted for using the equity method under which the Company originally records these at cost and subsequently adjusts the carrying amount to reflect its share of earnings less any dividends received.

     Investments in unconsolidated companies are designated as available-for-sale securities and, where quoted market prices are available, are recorded at fair value. Unrealized gains and losses on these securities, net of tax, are included as a component of shareholders’ equity in accumulated other comprehensive income (loss). Where quoted market prices do not exist and where it is not cost beneficial to estimate fair value, such investments are accounted for at cost. For financial investments where the Company deems a loss in value to be other than temporary, such loss is recorded in the Consolidated Statements of Income.

DERIVATIVE FINANCIAL INSTRUMENTS

For derivative financial instruments designated and that qualify as fair value hedges, changes in the fair values of the derivative financial instrument and the hedged item are recognized currently in earnings. The changes in fair value of the hedged item are recorded as adjustments to its carrying amount on the balance sheet. If the derivative financial instrument in a subsequent period is no longer designated or no longer qualifies as a fair value hedge, then the changes in fair value of the hedged item are not recognized in income. The previous changes in fair value that had been recorded as adjustments to the carrying amount of the hedged item are generally amortized to earnings as the hedged item affects earnings.

     For derivative financial instruments designated and that qualify as cash flow hedges, changes in the effective portion of the derivative financial instrument’s fair value are recorded in accumulated other comprehensive income in the balance sheet until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of the derivative financial instrument is immediately recognized in the income statement as a component of financial income/expense. If the hedged item is a forecasted transaction that later is not expected to or will not occur, then the derivative financial instrument no longer qualifies as a cash flow hedge. As a result, fair value changes that were previously recorded in accumulated other comprehensive income are immediately recognized in earnings as a component of financial income/expense. In all other instances, when a derivative financial instrument ceases to be designated or to qualify as a cash flow hedge, the previously recorded changes in fair value remain in accumulated other comprehensive income until the hedged item affects earnings.

     For derivative financial instruments that are not designated or that do not qualify as accounting hedges, the changes in the fair value of the derivative financial instruments are recognized currently in income as a component of other financial expense, net.

REVENUE RECOGNITION

Revenue is recognized upon shipment of goods to customers. Provisions for discounts and rebates to customers, product returns and other adjustments are provided for in the same period the related sales are recorded.

INCOME TAXES

The provision for income taxes has been determined using the asset and liability approach and consists of income taxes currently paid or payable to taxing authorities in the jurisdictions in which the Company operates plus the change in deferred taxes for the current year. Deferred taxes represent the estimated future tax consequences of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a future tax benefit will not be realized.

     Provision has also been made for taxes that would be levied upon the remittance to the parent company of currently unremitted earnings of foreign operations. However, no such provision is made for unremitted earnings of foreign operations that are intended to be reinvested indefinitely or that can be remitted substantially free of tax. The provision for income taxes also includes income taxes from earnings of equity affiliates.

ENVIRONMENTAL COMPLIANCE AND EXPENDITURES

The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, presently enacted laws and regulations and prior experience in remediation of contaminated sites. Environmental operations and maintenance as well as remediation costs are accrued when environmental assessments and the need for remediation are probable and the costs can be reasonably estimated. The estimated liability is not discounted. Actual costs to be incurred at identified sites in future periods may vary from the estimates given the inherent uncertainties in evaluating environmental exposures.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is similar to basic earnings per share except that it reflects the potential dilution that could occur if dilutive securities, such as stock options and convertible debt, were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the earnings of the Company.

RESTRUCTURING

Costs associated with exit or disposal activities that do not involve discontinued operations are included in restructuring and special charges in the Company’s Consolidated Statements of Income. Liabilities for costs associated with exit or disposal activities are initially recognized and

24 FINANCIAL REVIEW 2004	Ciba Specialty Chemicals

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Swiss francs, except share and per share data)

measured at fair value in the period in which the liability is incurred. Liabilities for one-time termination benefits provided to employees that are involuntarily terminated are recognized and measured at their fair value at the communication date unless the employees are required to render service beyond a minimum retention period in order to receive the termination benefits. If employees are required to render service beyond a minimum retention period, liabilities for the termination benefits are measured initially at the communication date based on the fair value of the liabilities as of the termination date and recognized ratably over the future service period.

     Liabilities for costs to terminate contracts before the end of their term are recognized and measured at their fair value when the contracts are terminated. Liabilities for costs that continue to be incurred under contracts for their remaining term without economic benefit to the Company are recognized and measured at their fair value when the Company ceases using the rights conveyed by the contracts. Liabilities for other costs associated with exit or disposal activities are recognized and measured at their fair value in the periods in which the liabilities are incurred.

NEW ACCOUNTING STANDARDS

Consolidation of variable interest entities

In 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, as revised (“FIN No. 46”) “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51”. FIN No. 46 introduced a variable interests model to determine control and consolidation of variable interest entities (“VIE”). A VIE is an entity that, by design, lacks sufficient equity or is structured such that the decision-making ability of its equity holders is limited. FIN No. 46 generally requires consolidation of a VIE by its primary beneficiary. A VIE’s primary beneficiary is the enterprise that, as a result of its interest in the VIE, absorbs a majority of the VIE’s expected losses, receives a majority of the VIE’s expected residual returns, or both. FIN No. 46 became fully applicable for financial statement reporting periods ending after March 15, 2004.

     The Company participates in a leasing arrangement with a trust that is a VIE where the Company is the primary beneficiary. Prior to the implementation of FIN No. 46, the trust was appropriately not consolidated consistent with then existing requirements. The leasing arrangement was entered into in 1995 by Ciba-Geigy, a predecessor of the Company and had been accounted for as an operating lease. The trust was created to issue debt and interest-bearing equity to fund the acquisition of land and construction of a facility thereon that it leased to the Company. The Company has not modified the leasing arrangement since its inception and currently utilizes the facility in its business operations. The lease provides the Company the option to purchase the facility in 2005 for a termination value of CHF 91 million (USD 68 million), which the trust would use to repay its debt. Should the Company choose not to purchase the facility, it will be liable for any shortfall between the market value of the facility and the termination value. Conversely, any excess market value of the facility above the termination value would be retained by the Company.

     The Company applied the provisions of FIN 46 to the trust effective July 1, 2003 resulting in the consolidation of the trust in the Company’s consolidated financial statements and the recording of a charge to 2003 net income of CHF 16 million (CHF 26 million pre-tax less CHF 10 million income taxes) for the cumulative effect of the change in accounting principle. The Company’s consolidated balance sheet as of December 31, 2004 includes fixed assets, net of accumulated depreciation, totaling CHF 53 million that are pledged as collateral on the obligations of the trust. The Company is not involved with any other significant entities in which it has ownership or other financial interests and that it currently does not consolidate, that are considered to be VIEs under FIN No. 46. Therefore, except as described above, the adoption of FIN No. 46 has not had a material effect on the Company’s results of operations or financial position.

Disclosures about pensions and other postretirement benefits

In December 2003, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, which requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The Company fully adopted the revised standard in 2003 (see note 18).

Other

There were no new accounting standards issued by the FASB or other authoritative standard setters that became effective during 2004 and that had a material effect on the Company’s financial statements. In addition, several other new accounting standards were issued by the FASB as of December 31, 2004 that were not required to be adopted during 2004, but will require adoption in 2005 or later. None of these issued but not yet adopted new accounting standards is expected to have a material effect on the Company’s results of operations or financial position when adopted in the future.

RECLASSIFICATIONS

Certain other minor reclassifications to the 2003 financial statements and related footnotes amounts have been made to conform to the 2004 presentation.

2.	EXCHANGE RATES OF PRINCIPAL CURRENCIES

		STATEMENT OF INCOME		BALANCE SHEET
		AVERAGE RATES		YEAR-END RATES
		2004	2003	2004	2003

1 U.S. dollar	(USD)	1.24	1.35	1.15	1.25

1 British pound	(GBP)	2.27	2.20	2.21	2.21

1 Euro	(EUR)	1.54	1.52	1.54	1.56

100 Japanese yen	(JPY)	1.15	1.16	1.11	1.17

3.	ACQUISITIONS

Effective May 31, 2004, the Company completed the acquisition of Raisio Chemicals Oy, from Raisio Group Oy, for a gross purchase price of approximately CHF 755 million comprising primarily of cash paid of CHF 662 million (EUR 436 million) and debt assumed of CHF 62 million.

     Raisio Chemicals, headquartered in Raisio, Finland supplies functional paper chemicals to the global paper and board industry. The acquisition strengthens the Segment Water and Paper Treatment’s position as a top-tier supplier in the global paper industry and provides further ‘one-stop-shop’ solutions for the Segment’s customer base, while also establishing a solid presence for the Company in Nordic and Russian markets.

     The acquisition has been accounted for under the purchase method. The other intangible assets acquired, being principally customer relationships, patents and developed technologies, are being amortized over a weighted average useful life of 22 years.

FINANCIAL REVIEW 2004	www.cibasc.com/investors 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Swiss francs, except share and per share data)

4.	ACCOUNTS RECEIVABLE

	2004	2003

Accounts receivable	1 145	1 025

Allowance for doubtful accounts	(81)	(85)

Total	1 064	940

5.	INVENTORIES

	2004	2003

Raw materials	196	159

Work in process and finished goods	1 096	1 072

Total	1 292	1 231

Work in process and finished goods are shown after deducting allowances for obsolete, slow-moving and lower of cost or market adjustments of CHF 46 million as of December 31, 2004 and CHF 50 million as of December 31, 2003.

6.	PROPERTY, PLANT AND EQUIPMENT

Changes in the components of property, plant and equipment and accumulated depreciation for the years ended December 31, 2004 and 2003 were as follows:

	2004					2003
			MACHINERY
			AND	CONSTRUCTION
	LAND	BUILDINGS	EQUIPMENT	IN PROGRESS	TOTAL	TOTAL

Cost at January 1,	99	1 855	5 447	152	7 553	7 700

Additions	0	5	43	246	294	233

Retirements/disposals	(1)	(45)	(86)	(2)	(134)	(157)

Changes in consolidation scope (i)	6	94	160	4	264	90

Currency adjustments	(3)	(50)	(149)	(5)	(207)	(213)

Other	11	22	75	(200)	(92)	(100)

Cost at December 31,	112	1 881	5 490	195	7 678	7 553

Accumulated depreciation at January 1,		(939)	(3 651)		(4 590)	(4 504)

Depreciation		(59)	(288)		(347)	(333)

Accumulated depreciation on retirements/disposals		17	75		92	98

Changes in consolidation scope (i)		0	0		0	(21)

Currency adjustments		21	100		121	91

Other		14	47		61	79

Accumulated depreciation at December 31,		(946)	(3 717)		(4 663)	(4 590)

Net book value at December 31,	112	935	1 773	195	3 015	2 963

(i)	In 2004, changes in consolidation scope result primarily from the acquisition of Raisio Chemicals. In 2003, with the adoption of FIN No. 46, the Company began consolidating an entity from which it has leased a facility.

The insurance value of the property, plant and equipment was approximately CHF 10 452 million at December 31, 2004 and CHF 10 485 million at December 31, 2003.

7.	GOODWILL

Changes in the carrying amount of goodwill by Segment from December 31, 2003 to December 31, 2004 were as follows:

			FOREIGN CURRENCY
	DECEMBER 31, 2003	ACQUISITIONS	TRANSLATION ADJUSTMENTS	DECEMBER 31, 2004

Plastic Additives	62	2	(2)	62

Coating Effects	189	0	0	189

Water & Paper Treatment	951	206	(3)	1 154

Textile Effects	156	0	0	156

Total	1 358	208	(5)	1 561

Acquisitions in 2004 result mainly from the Raisio Chemicals acquisition in Segment Water & Paper Treatment.

26 FINANCIAL REVIEW 2004	Ciba Specialty Chemicals

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Swiss francs, except share and per share data)

8.	OTHER INTANGIBLE ASSETS

Other intangible assets by major class consist of the following:

	GROSS		NET
	CARRYING	ACCUMULATED	CARRYING
DECEMBER 31, 2004	VALUE	AMORTIZATION	VALUE

Developed technology and know-how	782	(179)	603

Patents	84	(15)	69

Trademarks and tradenames	11	(1)	10

Minimum pension liability – intangible asset	8	0	8

Other	145	(12)	133

Total	1 030	(207)	823

	GROSS		NET
	CARRYING	ACCUMULATED	CARRYING
DECEMBER 31, 2003	VALUE	AMORTIZATION	VALUE

Developed technology and know-how	752	(150)	602

Patents	35	(9)	26

Trademarks and tradenames	4	0	4

Minimum pension liability – intangible asset	10	0	10

Other	8	(3)	5

Total	809	(162)	647

The intangible asset related to the minimum pension liability is not subject to amortization. For the remaining other intangible assets, 2004 amortization amounted to CHF 47 million (2003: CHF 33 million). Based on the other intangible assets values at December 31, 2004, the estimated future annual other intangible assets amortization expense is expected to be as follows: 2005: CHF 55 million, 2006: CHF 53 million, 2007: CHF 51 million, 2008: CHF 49 million, 2009: CHF 47 million, 2010 and thereafter CHF 560 million.

     Included in 2004 are other intangible assets recognized in connection with the acquisition of Raisio Chemicals, totaling CHF 233 million. These consist mainly of customer relationships of CHF 138 million (included in other), patents of CHF 47 million and developed technology of CHF 30 million. These assets are being amortized over a weighted average useful life of 22 years.

9.	FINANCIAL INVESTMENTS AND INSTRUMENTS

FAIR VALUE OF FINANCIAL INVESTMENTS AND INSTRUMENTS

The Company determines that, due to their short-term nature, financial assets and liabilities such as cash and cash equivalents, accounts receivable, accounts payable and short-term debt, have book values approximating their fair values.

     The book value and fair value of the Company’s long-term debt is as follows:

	2004		2003
	BOOK	FAIR	BOOK	FAIR
	VALUE	VALUE	VALUE	VALUE

Long-term debt, including current portion	3 175	2 677	3 188	3 202

The fair value of publicly traded long-term debt is estimated using quoted market prices. The fair value of other long-term debt is estimated by discounting future cash flows using interest rates currently available for similar debt with similar terms, credit ratings and remaining maturities.

     The fair value of financial investments for which quoted market prices are available are based on such market prices. Financial investments for which quoted market prices do not exist and where it is not practical to estimate fair value are reflected at their book value. Quoted market prices are not available for investments in equity affiliates.

FINANCIAL INVESTMENTS

	2004	2003

Investments in equity affiliates	147	137

Investments in unconsolidated companies	33	10

Total financial investments	180	147

Investments in equity affiliates in 2004 include an amount of CHF 14 million resulting from the acquisition of Raisio Chemicals and its related equity affiliates. See note 3.

     At December 31, 2004, the cumulative unrealized loss before tax on investments in unconsolidated companies, which is recorded in accumulated other comprehensive income, was CHF 1 million (December 31, 2003: CHF 1 million loss). In 2003, the Company sold its investment in Hexcel Corporation for net proceeds of CHF 21 million and realized a gain on the sale of CHF 16 million, which is included in the Consolidated Statement of Income for 2003.

     The most significant of investments in equity affiliates are Compagnie Industrielle de Monthey SA (investment interest maintained at 50 percent for 2004 and 2003), and Daihan Swiss Chemical Corp (investment interest maintained at 50 percent for all of 2003, and until December 27, 2004).

FINANCIAL REVIEW 2004	www.cibasc.com/investors 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Swiss francs, except share and per share data)

On December 27, 2004, Daihan Swiss Chemical Corp (Daihan Swiss) acquired the 50 percent of its shares that were not held by the Company and immediately cancelled such shares, which resulted in the Company obtaining ownership of 100 percent of Daihan Swiss. Daihan Swiss obtained the financing for this share repurchase with funds borrowed from the Company. The results of Daihan Swiss will be consolidated within the Company’s financial statements effective January 1, 2005.

     The following table presents as of December 31, 2004 and 2003, summarized financial information on a 100 percent basis for investments in companies accounted for using the equity method:

	2004	2003

Sales	149	127

Income before taxes	1	4

Net income	(1)	2

Total assets	178	110

Shareholders’ equity	273	259

The income from earnings of equity affiliates of CHF 1 million (CHF 3 million in 2003) are shown before taxes as a separate line item in the operating income section of the Consolidated Statements of Income. The related income tax provision of CHF 1 million (CHF 1 million in 2003) is included in the Company’s provision for income taxes.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into derivative financial instruments in the ordinary course of business to mitigate its exposure to adverse changes in foreign exchange rates and to manage its interest rate exposures. Various risk exposures, arising from existing assets and liabilities, from future transactions in which the Company is firmly committed and from future anticipated transactions, are assessed and managed centrally by the Company’s treasury function based on the Company’s aggregate exposure. Under the Company’s written hedging policy, treasury management continuously monitors and reports the results of its risk management programs to senior management and may choose to partially or fully hedge exposures. The Company’s risk management policies do not permit the utilization of financial instruments for speculative or trading purposes.

     The Company has procedures to monitor the credit exposure amounts and manages exposure to counter-party credit risk through specific minimum credit standards and diversification of counter-parties. The counter-parties to financial instruments generally are financial institutions with a minimum ‘A’ credit rating or its equivalent and with significant experience with such instruments.

FOREIGN CURRENCY RISK MANAGEMENT

A substantial portion of the Company’s cash flows is denominated in foreign currencies. The Company collects global expected cash flow information on a monthly basis and, based on these cash flows, prepares a consolidated exposure forecast by currency and determines to what extent these consolidated currency exposures will be hedged. To hedge the balance sheet and income exposure associated with diminution in value of foreign currency cash flows (principally U.S. dollars, euro, British pounds and Japanese yen), the Company primarily utilizes foreign currency forwards and swaps as well as options, which generally expire within twelve months. In order to lower the overall hedging costs, the Company may issue derivatives on existing or future positions.

     Generally, the Company does not designate foreign exchange contracts as accounting hedges. For specific anticipated transactions, the Company may designate the foreign exchange contract as a cash flow hedge. For specific firm purchase or sale commitments or for recognized foreign currency denominated assets and liabilities, the Company may designate the foreign exchange contract as a fair value hedge.

INTEREST RATE RISK MANAGEMENT

The Company is exposed to market risks due to fluctuating interest rates primarily through its borrowing activities and to a lesser extent through its investments. The Company issues debt using the most efficient capital markets and products to fund its working capital and investment needs, which can result in a currency or interest rate mismatch with the underlying assets. Most short-term borrowings are in foreign currencies and floating interest rate instruments, whereas the majority of long-term borrowings are in fixed interest rate instruments. The Company manages its ratio of fixed to floating interest rate with financial instruments and the objective of achieving a mix that is appropriate both in terms of risk and cost. To manage this mix effectively, the Company selectively enters into interest rate swaps and forward rate agreements, in which it agrees to exchange various combinations of fixed and variable interest rates based on agreed-upon nominal amounts.

     Interest rate swaps that qualify and are designated as a hedge against the change in the fair value of the Company’s fixed-rate debt obligations are recorded as fair value hedges. Interest rate swaps and forward rate agreements that qualify and are designated as a hedge against the variability of cash flows associated with Company’s variable-rate long-term debt are recorded as cash flow hedges.

INFORMATION WITH RESPECT TO FAIR VALUE HEDGES

There was no hedge ineffectiveness for the Company’s fair value hedges in both 2004 and in 2003.

INFORMATION WITH RESPECT TO CASH FLOW HEDGES

The Company has entered into natural gas forward contracts that are designated as cash flow hedges of price risk related to a portion of the Company’s forecasted natural gas purchases in the United States. The Company used natural gas forward contracts to minimize its exposure to increases in natural gas prices in 2004 and 2003. At December 31, 2004, the Company had open forward contracts with maturity dates ranging from January 2005 to March 2005. At December 31, 2004, the fair value of open natural gas forward contracts was an unrealized gain of CHF 0.7 million, before taxes (2003: CHF 1.2 million) recorded in other comprehensive income. If this amount were to be realized, all of it would be reclassified into cost of goods sold during the next twelve months. During 2004 and 2003, realized gains and losses recorded in cost of goods sold and hedge ineffectiveness were not significant.

INFORMATION WITH RESPECT TO OTHER DERIVATIVE FINANCIAL INSTRUMENTS

At December 31, 2004, the fair value of other derivative instruments not designated as accounting hedges was CHF 15 million (2003: CHF 41 million), consisting of CHF 19 million included in prepaid and other current assets (2003: CHF 46 million) and CHF 4 million included in accruals and other current liabilities (2003: CHF 5 million).

28 FINANCIAL REVIEW 2004	Ciba Specialty Chemicals

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)

10.	OTHER ASSETS

	2004	2003

Prepaid pension costs	797	739

Deferred taxes	177	173

Loans to third parties and equity affiliates	19	73

Other	52	59

Total	1 045	1 044

11.	ACCRUALS AND OTHER CURRENT LIABILITIES

	2004	2003

Payroll and employee benefits	178	201

Taxes other than income taxes	77	63

Interest	85	87

Rebates	44	52

Environmental remediation and compliance	32	28

Retirement and postemployment benefits	35	30

Deferred income taxes	70	68

Other	310	312

Total	831	841

12.	SHORT-TERM DEBT

	2004	2003

Bank overdrafts	8	23

Loans	139	81

Other (i)	154	154

Current portion of long-term debt	258	1

Total	559	259

(i)	Other includes employee and retiree deposits totaling CHF 141 million at December 31, 2004 and CHF 146 million at December 31, 2003.

The Company maintains certain commercial paper programs. The principle programs are in the United States and provide for short-term borrowings up to USD 1 000 million. At December 31, 2004 and 2003, no amounts were outstanding under these programs in the United States.

     The Company maintains a multicurrency revolving loan facility expiring 2006 that provides for borrowings in USD up to CHF 200 million equivalent as back-up support for the Company’s commercial paper program in the United States, and aggregate borrowings in multiple currencies up to CHF 500 million. A commitment fee of 45 percent of the applicable margin per annum, currently at 0.1125 percent, is paid on the unused portion of the facility. The loans bear interest at a rate of LIBOR plus 25 basis points, subject to adjustment on a sliding scale, in the range of LIBOR plus 22.5 to 42.5 basis points, depending on the Company’s debt rating. As of December 31, 2004 and 2003, there were no borrowings outstanding under this facility.

     The weighted average interest rate for short-term debt (excluding the current portion of long-term debt) calculated at December 31, 2004 was 3.7 percent and at December 31, 2003 was 3.7 percent. Unused short-term credit lines totaled CHF 655 million at December 31, 2004 and CHF 601 million at December 31, 2003.

13.	LONG-TERM DEBT

	2004	2003

Bonds and Euro Medium-Term Notes	3 036	3 071

Amounts owed to credit institutions	95	100

Other long-term debt	44	17

Total	3 175	3 188

Less: current portion of long-term debt	(258)	(1)

Total long-term debt	2 917	3 187

BONDS AND EURO MEDIUM-TERM NOTES		2004	2003

CHF 1 000	3.25% Straight Bonds, principal due 2008	1 052	1 060

EUR 500	4.875% Unsecured Notes, principal due 2018	771	777

CHF 300	3.25% Straight Bonds, principal due 2009	302	303

USD 178	U.S. pollution control and industrial development bonds, principal due between 2008 and 2028 (weighted average interest rate of 2.88%)	206	224

Total bonds		2 331	2 364

EUR 114 (i)	4.875% Euro Medium-Term Note, principal due 2005	176	178

GBP 243	6.50% Euro Medium-Term Note, principal due 2013	529	529

Total Euro Medium-Term Notes		705	707

Total bonds and Euro Medium-Term Notes		3 036	3 071

(i)	The underlying note was denominated in German Marks (DEM 223 million).

The annual maturities of long-term debt outstanding at December 31, 2004 are as follows: 2005 CHF 258 million; 2006 CHF 4 million; 2007 CHF 4 million; 2008 CHF 1 007 million; 2009 CHF 304 million; 2010 and thereafter CHF 1 552 million.

FINANCIAL REVIEW 2004	www.cibasc.com/investors 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Swiss francs, except share and per share data)

14.	INCOME TAXES

Income from continuing operations before income taxes and minority interest consists of the following:

	2004	2003

Domestic	194	222

Foreign	178	217

Total income from continuing operations before income taxes and minority interest	372	439

The provision for income taxes in 2004 and 2003 from continuing operations consists of the following:

	2004	2003

Domestic	24	47

Foreign	42	48

Total current provision	66	95

Domestic	1	(3)

Foreign	17	(19)

Total deferred provision	18	(22)

Share of taxes from earnings of equity affiliates	1	1

Total provision for income taxes	85	74

The Company is incorporated in Switzerland, but operates in numerous countries with differing tax laws and rates. Consequently, substantial portions of the Company’s income before income taxes and provision for income taxes are generated outside of Switzerland. The Company’s expected tax rate consists of the weighted average rate applicable in the countries in which the Company operates. The main factors causing the effective tax rate to differ from the expected tax rate are:

IN PERCENT	2004	2003

Expected tax rate	30	30

Non-deductible items	6	5

Tax free income	(2)	(1)

Income taxed at reduced rates	(4)	(8)

Changes in valuation allowance	(1)	1

Other	(6)	(10)

Effective tax rate	23	17

“Non-deductible items” include the tax effect of amortization of other intangible assets in 2004 and 2003.

     “Income taxed at reduced rates” includes the tax effect of certain subsidiaries of the Company that operate in countries having lower tax rates.

     “Changes in valuation allowance” reflect increases in valuation allowances for deferred tax assets, primarily loss carryforwards in certain tax jurisdictions, the future realization of which is uncertain and decreases resulting from the release of previously established valuation allowances when realization of the related deferred tax asset occurs or becomes likely to occur in the future.

     In 2004, “Other” includes (4) percent for the release of previously established reserves following the settlement of certain outstanding tax matters. In addition, 2004 “Other” also includes the following usual items: (4) percent for the effect of tax deductions in certain of the Company’s subsidiaries that were not recognized for financial reporting purposes, 5 percent for taxes not based on profit such as franchise taxes and tax risk accruals and (3) percent for a variety of other adjustments, none of which is individually significant.

     In 2003, “Other” includes (10) percent for the release of previously established reserves, mostly the reserve released due to the settlement of a dispute between Novartis and the Company. In addition, 2003 “Other” also includes the following usual items: (4) percent for the effect of tax deductions in certain of the Company’s subsidiaries that were not recognized for financial reporting purposes, 6 percent for taxes not based on profit such as franchise taxes and tax risk accruals and (2) percent for a variety of other adjustments, none of which is individually significant.

     The significant components of activities that gave rise to deferred tax assets and liabilities on the balance sheet at December 31, 2004 and 2003, were as follows:

	2004	2003

Deferred tax assets

Pensions and other employee compensation	107	120

Inventory	34	21

Restructuring and special charges	10	10

Environmental reserves	148	164

Tax loss carryforwards	130	152

Other	155	74

Gross deferred tax assets	584	541

Valuation allowances	(110)	(121)

Net deferred tax assets	474	420

Deferred tax liabilities

Property, plant and equipment	(361)	(391)

Other	(306)	(199)

Gross deferred tax liabilities	(667)	(590)

Net deferred tax liabilities	(193)	(170)

Included in

Prepaid and other current assets	124	132

Other assets	177	173

Accruals and other current liabilities	(70)	(68)

Deferred income taxes	(424)	(407)

Net deferred tax liabilities	(193)	(170)

In management’s opinion, the majority of deferred tax assets will be realized because of the depletion of certain significant tax deductions and anticipated future taxable income resulting from the Company’s operations. Valuation allowances have been established for certain tax loss carryforwards and certain long-term deferred tax assets of the Company.

     For tax return purposes, the Company has available tax loss carryforwards of approximately CHF 366 million, of which CHF 16 million will expire in the next five years and CHF 270 million will expire between five and twenty years. The remaining carryforwards do not expire.

     At December 31, 2004, unremitted earnings of subsidiaries outside of Switzerland of approximately CHF 450 million were deemed to be permanently invested. Therefore, no deferred tax liability has been recognized for taxes that might be incurred if such earnings were remitted to Switzerland.

30 FINANCIAL REVIEW 2004	Ciba Specialty Chemicals

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Swiss francs, except share and per share data)

15.	OTHER LIABILITIES

	2004	2003

Environmental remediation and compliance	477	529

Retirement and postemployment benefits	665	693

Other	164	195

Total	1 306	1 417

The environmental remediation and compliance accrual, including the current portion, decreased in 2004 by a net CHF 48 million (2003: CHF 57 million) as a result of a CHF 43 million (2003: CHF 22 million) usage of the accrual (see note 21) and a CHF 18 million (2003: CHF 35 million) reduction related mainly to currency effects, offset in 2004 by additional reserves established in connection with the acquisition of Raisio Chemicals.

16.	SHAREHOLDERS’ EQUITY

The Company’s shareholders have approved the creation of authorized and conditional capital of the Company. The approval allows for the issuance of an additional 10 million registered shares with a par value of CHF 3 per share (2003: CHF 6 per share). Of these 10 million shares, 6 million may be issued only through the exercise of option or conversion rights and the remaining 4 million may be issued until February 2006, but would be subject to certain transfer restrictions.

     At the Company’s Annual General Meeting on February 26, 2004, the shareholders voted in favor of a proposal made by the Board of Directors not to pay a dividend in 2004 (2003: no dividend payment). The shareholders approved an extraordinary payment to the shareholders in the form of a capital reduction of CHF 3 per share. The capital reduction was in the form of a reduction in the nominal value of each common share from CHF 6 per share to CHF 3 per share. The capital reduction payment was made on May 14, 2004, totaling CHF 197 million (2003: CHF 206 million paid on May 23, 2003).

     The shareholders also approved the cancellation of 1 303 500 shares of treasury stock purchased in 2003 under the Company’s share buyback program. These treasury shares were cancelled on May 7, 2004.

     According to the Swiss Code of Obligations, the Company may under certain conditions, as defined, acquire up to 10 percent of its own shares. The Company sold 1 963 591 shares in 2004 (1 202 797 shares in 2003) of previously acquired treasury stock at market prices. In addition, in 2004, the Company purchased 3 589 462 shares of treasury stock (2003: 2 374 611 shares of treasury stock) at market prices. At December 31, 2004, the Company held 4 686 272 treasury shares (2003: 4 363 901 treasury shares).

     The Company designated a total of 3 751 972 shares in 2004 (3 496 234 shares in 2003) of its treasury stock as reserved shares primarily for satisfaction of future share requirements under its various outstanding employee stock option plans and also for possible future cancellation under the Company’s share repurchase program. The remaining 934 300 shares in 2004 (867 667 shares in 2003) of treasury stock have been designated as unreserved shares.

     The after-tax components of accumulated other comprehensive loss are as follows:

	2004	2003

Currency translation adjustment	(489)	(416)

Minimum pension liability, net of tax	(78)	(79)

Other, net of tax	0	2

Accumulated other comprehensive loss	(567)	(493)

There was no deferred tax effect on the unrealized gains/(losses) on available-for-sale securities in either 2004 or in 2003. There was no deferred tax effect on cash flow hedges in either 2004 or in 2003. The deferred tax effect on the minimum pension liability adjustment is a deferred tax benefit of CHF 49 million in 2004 (2003: CHF 50 million). The currency translation adjustment is not adjusted for income taxes as it relates primarily to indefinite investments in non-Swiss subsidiaries.

FINANCIAL REVIEW 2004	www.cibasc.com/investors 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Swiss francs, except share and per share data)

17.	STOCK BASED COMPENSATION PLANS

The Company applies the fair value method of accounting as defined in SFAS No. 123 “Accounting for Stock-Based Compensation” as amended, for its stock-based compensation plans. Descriptions of the terms of the Company’s plans are presented in the following paragraphs.

     In connection with the capital reduction of CHF 3 per share in 2003, the Company reduced the exercise price of its then outstanding stock options (“the capital reduction repricing”). No compensation expense was recorded as a result of those capital reduction repricings. For the Leveraged Executive Asset Plan, which is described below, the capital reduction repricing in 2003 was set by the investment bank. All exercise prices disclosed herein have been adjusted to reflect the capital reduction repricings. In connection with the capital reduction of CHF 3 per share in 2004, the exercise price of outstanding stock options was not changed.

     LEAP – As of December 31, 2004, a total of 1 042 782 share options that were granted in connection with one-time Leveraged Executive Asset Plan (LEAP) were outstanding. The options were granted in 1997 to the Company’s then key executives and non-executive Board members (participants), have an expiration date of March 15, 2005, and permit the holder thereof to purchase shares of the Company’s common stock at a price per share of CHF 107.16. Because the Company, upon establishment of the LEAP in 1997, paid a fee to a major investment bank to assume all of the Company’s obligations to the participants in the LEAP, the Company has no obligation to issue shares of its common stock nor any other obligation to the participants in connection with the LEAP.

     LTIP – The Company has a Long-Term Incentive Plan (LTIP), which grants options and restricted shares of common stock of the Company to senior management and other key employees. For grants of options made to participants other than those in the United States, vesting is at the date of grant and the right to exercise is restricted for 3 years following the grant date. For grants of options made to participants in the United States, vesting and the right to exercise occur over 3 years. The options expire either five years or ten years after the date of grant. As a result of the adoption by the Company in 2003 of SFAS No. 123 as amended, compensation expense of approximately CHF 3 million in 2004 (CHF 5 million in 2003) was recorded comprising of both current year awards and the unvested portion of prior year awards.

The following table summarizes option activity under the LTIP during 2004 and 2003:

	WEIGHTED AVERAGE	STOCK OPTIONS
	EXERCISE PRICE	OUTSTANDING

Balance at December 31, 2002	117.53	2 195 339

Options granted	82.60	176 627

Options exercised	0	0

Options canceled/forfeited	105.02	(26 989)

Options expired	160.00	(264 355)

Balance at December 31, 2003	109.34	2 080 622

Options granted	95.30	81 024

Options exercised	82.60	(2 762)

Options canceled/forfeited	114.48	(72 239)

Options expired	109.60	(314 888)

Balance at December 31, 2004	108.32	1 771 757

The following table summarizes the status of stock options outstanding and exercisable at December 31, 2004:

		STOCK OPTIONS OUTSTANDING		STOCK OPTIONS EXERCISABLE
	WEIGHTED		WEIGHTED		WEIGHTED
	AVERAGE		AVERAGE		AVERAGE
	EXERCISE	NUMBER	REMAINING	NUMBER	REMAINING
EXERCISE	PRICE – OUT-	OF OUT-	CONTRACTUAL	OF OUT-	CONTRACTUAL
PRICE	STANDING/	STANDING	LIFE	STANDING	LIFE
RANGE	EXERCISABLE	OPTIONS	(IN YEARS)	OPTIONS	(IN YEARS)

82.60–	104.77/
111.88	106.11	1 658 025	3.6	1 066 079	3.2

160.00/
160.00	160.00	113 732	3.0	113 732	3.0

		1 771 757		1 179 811

In connection with the LTIP 2003, the Company granted 186 503 restricted shares of common stock, which are restricted for 3 years from the date of grant, to 720 participants. The market value of the common stock at date of grant was CHF 85.30 per share. Compensation expense of approximately CHF 16 million has been recognized in 2003 related to the grant of these shares.

     In connection with the LTIP 2004, the Company granted 154 996 restricted shares of common stock, which are restricted for 3 years from the date of grant, to 705 participants. The market value of the common stock at date of grant was CHF 95.30 per share. Compensation expense of approximately CHF 15 million has been recognized in 2004 related to the grant of these shares.

     ESOP – The Company has an Employee Stock Ownership Plan (ESOP) that enables substantially all employees to purchase annually up to 20 shares of common stock at a price equal to 85 percent of the average market price, defined as the average closing price of the shares on the Swiss Exchange for 10 trading days prior to the purchase date of the shares. These shares are restricted from resale for a period of 3 years from the date of purchase. During 2004, 1 590 employees (2003: 1 768 employees) purchased 28 715 shares (2003: 32 221 shares) for which approximately CHF 2 million (2003: CHF 2 million) was paid to the Company.

32 FINANCIAL REVIEW 2004	Ciba Specialty Chemicals

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Swiss francs, except share and per share data)

MAB – The Company has a “Mitarbeiterbeteiligungsplan” (Employee Investment Plan) which grants annually to most employees in Switzerland (as an enhancement to their pension plan arrangements) the right to purchase 25 shares of common stock at CHF 15 per share (as long as the share price is not greater than CHF 200, at which level the Employee Investment Plan price may be adjusted). The rights vest at the grant date and become exercisable at the date of the employees’ retirement or termination. The following table summarizes rights activity under the MAB during 2004 and 2003:

		RIGHTS
	EXERCISE PRICE	OUTSTANDING

Balance at December 31, 2002	15	370 280

Rights granted	15	105 275

Rights exercised	15	(20 005)

Balance at December 31, 2003	15	455 550

Rights granted	15	104 200

Rights exercised	15	(22 955)

Balance at December 31, 2004	15	536 795

Compensation expense is recorded in the year the rights are granted and, in 2004, CHF 9 million (2003: CHF 9 million) of compensation expense was recorded under this plan.

     PSP – The Company’s Performance Share Plan (PSP) expired in 2004. The PSP in 2001 had granted selected senior and key management and non-executive Board members the right to receive up to an aggregate 346 800 shares of common stock of the Company if certain future conditions were met. As these conditions were not met, no shares were issued under the PSP. In 2003, in accordance with the adoption of SFAS No. 123, as amended, the Company recorded CHF 1 million compensation expense for the fair value of the rights that vested during 2003.

CHANGE IN CONTROL AND RESERVE OF SHARES

Upon a change in control of the Company (defined as 30 percent for LEAP and 33.33 percent for LTIP, each such amount being a percentage of total voting rights), the vesting and restriction periods for the plans stated above will cease to apply and a cash or share payment for the value of the outstanding plans and related taxes and duties will be due to the participants.

     At December 31, 2004, the Company had approximately 2.0 million shares (2003: 2.2 million shares) of treasury stock reserved for issuance under the various stock based compensation plans.

     The Company used the Black-Scholes model to value the stock options granted. The weighted-average assumptions used to estimate the fair value of the options are as follows:

YEAR-ENDED DECEMBER 31,	2004	2003

Expected option lives in years	10.00	10.00

Expected volatility in percentage	25.00	25.00

Risk-free interest rate in percentage	2.62	2.28

Expected dividend yield in percentage	2.87	2.79

Weighted average fair value in CHF	21.85	19.60

18.	RETIREMENT BENEFITS

The Company sponsors pension and other postretirement benefits in accordance with the applicable laws and customs in the countries in which the Company operates. The Company has both contributory and noncontributory defined contribution and defined benefit pension plans.

DEFINED CONTRIBUTION PENSION PLANS

In countries in which employees are covered by defined contribution plans, employer contributions charged to income from continuing operations were CHF 11 million in 2004 and CHF 14 million in 2003.

DEFINED BENEFIT PENSION PLANS

Benefits to participants in the Company’s defined benefit pension plans are generally based on employees’ years of service, levels of compensation or stated amounts for each year of service.

     The majority of the defined benefit pension plans are funded, whereby contributions made by the Company and plan participants are invested, and the resulting assets necessary to fund future benefit obligations are held by independent trustees for the benefit of plan participants. Accordingly, the assets acquired and maintained by these plans are not included in the Company’s consolidated balance sheets. These plans are referred to as funded plans in this note.

     In certain countries in which the Company operates, principally Germany, local practice is that pension plans are not funded. In accordance with this practice, the Company does not fund these plans. The Company charges income from continuing operations for benefits earned in each period with a corresponding increase in pension liability. Benefit payments made each period to retirees are charged against this liability. These plans are referred to as unfunded plans in this note.

     Each year, the projected benefit obligation (PBO), which is the present value of projected future benefits payable to current plan participants allowing for estimated future employee compensation increases, is calculated for each plan. The measurement date for the Company’s pension plans that make up the majority of plan assets and benefit obligations is December 31st for each year presented.

FINANCIAL REVIEW 2004	www.cibasc.com/investors 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Swiss francs, except share and per share data)

The following table provides a reconciliation from beginning of year to end of year of the changes in PBO and the changes in the fair value of plan assets, as well as the PBO funded status of the plans. The PBO funded status consists of the excess (deficit) of the fair value of plan assets over (under) PBO.

	2004			2003
	FUNDED	UNFUNDED		FUNDED	UNFUNDED
	PLANS	PLANS	ALL PLANS	PLANS	PLANS	ALL PLANS

Change in benefit obligation (PBO)

PBO, beginning of year	3 110	525	3 635	2 984	473	3 457

Service cost	79	9	88	76	8	84

Interest cost	149	27	176	143	28	171

Participant contributions	24	0	24	22	0	22

Actuarial (gain) loss	191	(8)	183	62	11	73

Plan amendments	(6)	0	(6)	(1)	0	(1)

Benefits paid	(133)	(26)	(159)	(149)	(25)	(174)

Foreign currency translation	(41)	(4)	(45)	(76)	29	(47)

Other	46	(1)	45	49	1	50

PBO, end of year	3 419	522	3 941	3 110	525	3 635

Change in plan assets

Fair value of plan assets, beginning of year	2 936	–	2 936	2 789	–	2 789

Actual return on plan assets	219	–	219	240	–	240

Employer contributions	99	26	125	46	25	71

Participant contributions	24	–	24	22	–	22

Benefits paid	(133)	(26)	(159)	(149)	(25)	(174)

Foreign currency translation	(30)	0	(30)	(58)	0	(58)

Other	(6)	0	(6)	46	0	46

Fair value of plan assets, end of year	3 109	0	3 109	2 936	0	2 936

PBO funded status	(310)	(522)	(832)	(174)	(525)	(699)

For both years presented, substantially all of the Company’s funded pension plans had PBO in excess of plan assets.

ACCUMULATED BENEFIT OBLIGATION (ABO) STATUS OF DEFINED BENEFIT PENSION PLANS

Accumulated benefit obligation (ABO) is less than PBO because ABO excludes assumptions as to future increases in employee compensation when calculating the present value of the future benefit obligation.

ABO STATUS OF FUNDED PENSION PLANS

The table below shows the ABO status at December 31, 2004 and 2003 of the Company’s funded pension plans separated between those having plan assets that are greater than or equal to ABO (fully-funded) and those having plan assets that are less than ABO (under-funded):

	2004			2003
			TOTAL			TOTAL
	FULLY-	UNDER-	FUNDED	FULLY-	UNDER-	FUNDED
FUNDED PLANS	FUNDED	FUNDED	PLANS	FUNDED	FUNDED	PLANS

Accumulated benefit obligation (ABO)	2 580	458	3 038	2 392	428	2 820

Fair value of plan assets	2 743	366	3 109	2 628	308	2 936

ABO status – fully (under) funded	163	(92)	71	236	(120)	116

34 FINANCIAL REVIEW 2004	Ciba Specialty Chemicals

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Swiss francs, except share and per share data)

MINIMUM PENSION LIABILITY

For funded plans with ABO in excess of the fair value of plan assets, SFAS No. 87 requires that the Company record on its consolidated balance sheets a minimum pension liability amount such that the Company’s net pension liability is at least equal to the amount of the under-funded ABO. Net pension liability is the excess of pension liabilities over prepaid pension assets on the Company’s balance sheet.

     When recording a minimum pension liability, SFAS No. 87 requires the Company to record a corresponding intangible asset equal to the amount of any unrecognized prior service cost, with the remainder, if any, charged to other comprehensive income in shareholders’ equity. The recording of this additional minimum pension liability has no impact on the Company’s income from operations.

     The following table shows the components of the additional minimum pension liability as of December 31, 2004 and 2003 for those plans where such a liability was required to be recorded, mainly in the United States, together with a reconciliation to the ABO status of all of the Company’s under-funded pensions plans:

	2004	2003

Unrecognized prior service cost recorded as intangible asset	8	10

Recorded as other comprehensive income	127	129

Currency adjustments	(30)	(22)

Additional minimum pension liability	(105)	(117)

Prepaid pension asset already recorded	19	7

ABO status, plans where additional minimum liability required	(86)	(110)

Other under-funded plans, no additional minimum liability required	(6)	(10)

ABO status – all under-funded plans	(92)	(120)

ABO STATUS OF UNFUNDED PENSION PLANS

For the Company’s unfunded plans, the accrued pension liability exceeds the amount of existing unfunded ABO, therefore no additional minimum pension liability is required. The table below shows the ABO and related liabilities recorded at December 31, 2004 and 2003 for the Company’s unfunded defined benefit pension plans:

UNFUNDED PLANS	2004	2003

Accumulated benefit obligation	489	490

Accrued pension liability	505	500

Liability recognized in excess of ABO	16	10

DEFINED BENEFIT PENSION RELATED ASSETS AND LIABILITIES

For each of its defined benefit pension plans, the Company records a pension-related asset (liability) initially based upon the excess (deficit) of the fair value of plan assets over (under) PBO. However, as required under SFAS No. 87, differences that result from using expected rather than actual rates of return on plan assets, as well as differences that result from the evolution assumed to occur from period to period in the calculation of PBO versus actual evolution, represent gains (losses) that are not given immediate recognition in the Company’s consolidated statements of income or consolidated balance sheets. Instead, this accumulated unrecognized gain (loss) amount is amortized if it meets certain criteria; that is, where the unrecognized net gain or loss exceeds 10 percent of the greater of the fair value of plan assets or PBO, the excess is required to be amortized to future income over the average remaining service life of active employee participants.

     In addition, where the Company amends pension plans resulting in changes to future benefits based on participants prior service, any change in PBO resulting there from is not required to be immediately charged to income from continuing operations. Rather, such increases in pension obligations are amortized over the average remaining service life of active employees.

Accordingly, the following table shows the components of the Company’s net pension asset (liability) and the reconciliation of these amounts to the PBO as of December 31, 2004 and 2003:

	2004			2003
	FUNDED	UNFUNDED		FUNDED	UNFUNDED
	PLANS	PLANS	ALL PLANS	PLANS	PLANS	ALL PLANS

Prepaid benefit cost (i)	799	–	799	740	–	740

Accrued benefit liability (i)	(108)	(505)	(613)	(132)	(500)	(632)

Minimum pension liability – intangible asset	8	–	8	10	–	10

Accumulated other comprehensive income, pre tax	127	–	127	129	–	129

Currency adjustments (ii)	(30)	–	(30)	(22)	–	(22)

Net pension asset (liability) on consolidated balance sheets	796	(505)	291	725	(500)	225

Unrecognized net gain (loss)	(1 097)	(19)	(1 116)	(882)	(27)	(909)

Unrecognized prior service cost	(9)	2	(7)	(17)	2	(15)

PBO funded status	(310)	(522)	(832)	(174)	(525)	(699)

(i)	Current and long-term portion

(ii)	Currency effect on the prior year additional minimum pension liability.

FINANCIAL REVIEW 2004	www.cibasc.com/investors 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Swiss francs, except share and per share data)

NET DEFINED BENEFIT PLAN PENSION EXPENSE

The components of net pension expense for the Company’s defined benefit pension plans during the years ended December 31, 2004 and 2003 were:

	FUNDED PLANS		UNFUNDED PLANS		ALL PLANS
	2004	2003	2004	2003	2004	2003

Service cost	79	76	9	8	88	84

Interest cost	149	143	27	28	176	171

Expected return on plan assets	(208)	(211)	–	–	(208)	(211)

Amortization of prior service cost	2	2	0	0	2	2

Other (gains), losses and amortization, net	2	(8)	0	1	2	(7)

Total net pension expense (income)	24	2	36	37	60	39

KEY ASSUMPTIONS

The weighted average key actuarial assumptions used to determine the Company’s pension benefit obligations were as follows:

	2004	2003

Discount (interest) rate	4.6%	4.9%

Rate of increase in compensation levels	2.3%	2.3%

The weighted average key actuarial assumptions used to determine the Company’s net periodic benefit cost were as follows:

	2004	2003

Discount (interest) rate	4.9%	5.1%

Rate of increase in compensation levels	2.3%	2.4%

Expected long-term rate of return on plan assets	6.2%	6.2%

The determination of the overall expected long-term rate of return on plan assets for the Company’s funded plans is based on the following parameters: long-term expected inflation rates, long-term inflation-adjusted interest rates, and long-term risk premium of equity investments above risk free rates of return. In addition, long-term historical rates of return adjusted, where appropriate, to reflect more recent developments, are used.

FUNDED DEFINED BENEFIT PENSION PLAN ASSETS

The investment policies and strategies for plan assets held by funded defined benefit pension plans are directed toward the overriding target of achieving, on a long-term basis, the necessary return on plan assets to meet benefit obligations as they become payable. Factors included in the investment strategy for plan assets include achievement of consistent year-over-year results, effective risk management based on the level of each plan’s funding status, and effective plan cash flow management. Further, the investment policies generally exclude direct investments in the Company’s equity or debt securities.

For the Company’s funded defined benefit pension plans, the weighted average actual plan asset allocation percentages as of December 31, 2004 and 2003, and the range of weighted average target plan asset allocation percentages in effect as of December 31, 2004, are as follows:

	ACTUAL PLAN
	ASSET ALLOCATION		TARGET PLAN
	PERCENTAGES AT		ASSET ALLOCATION
	DECEMBER 31,		PERCENTAGES AT
	2004	2003	DECEMBER 31, 2004

Asset category

Equity securities	36%	34%	35% – 45%

Debt securities	48%	42%	40% – 50%

Real estate	12%	10%	5% – 15%

Other	4%	14%	0% – 10%

Total	100%	100%

At December 31, 2004 and 2003, the Company’s pension plans did not own any Company common stock.

     The following table shows the undiscounted benefit amounts expected to be paid for each of the next five successive fiscal years and for the aggregate next five years thereafter:

	FUNDED	UNFUNDED	ALL
	PLANS	PLANS	PLANS

Undiscounted expected benefit payments

2005	103	26	129

2006	109	27	136

2007	116	27	143

2008	126	28	154

2009	133	29	162

Aggregate for 2010 through 2014	805	158	963

The amount expected to be contributed by the Company to it’s defined benefit pension plans during 2005 is CHF 129 million.

OTHER POSTRETIREMENT BENEFITS

The Company’s net liability for other postretirement benefits at December 31, 2004 was CHF 63 million (December 31, 2003: CHF 69 million) resulting principally from the postretirement healthcare plan in the United States. The Company’s other postretirement plans are not funded by the Company, did not require significant amounts to be recognized in the consolidated statements of income for 2004 or 2003 and are not expected to require significant future annual benefit payments.

36 FINANCIAL REVIEW 2004	Ciba Specialty Chemicals

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Swiss francs, except share and per share data)

19. EARNINGS PER SHARE

In 2004 and 2003, there was no difference between basic and diluted earnings per share for income from continuing operations. In 2004 the basic weighted average number of shares outstanding were 66 059 479 (2003: 68 361 123) and the diluted weighted average number of shares outstanding were 66 059 479 (2003: 68 361 123).

     In 2004 and 2003, the calculation of diluted earnings per share did not include any stock options as their inclusion would have been antidilutive, that is, diluted earnings per share would be higher than basic earnings per share. For purposes of calculating basic and diluted earnings per share in 2004 and 2003 there was no required adjustment to the reported income from continuing operations or net income.

     The calculation of diluted earnings per share in 2004 excluded 1 783 225 stock options outstanding with exercise prices between CHF 82.60 and CHF 179.30, in 2003 excluded 2 092 090 stock options outstanding with exercise prices between CHF 82.60 and CHF 179.30 as their inclusion would have been antidilutive. For the years ended December 31, 2003 the calculation of diluted earnings per share excluded the convertible bonds issued in July 1998 and repaid in July 2003, as their inclusion would have been antidilutive.

20. RELATED PARTY TRANSACTIONS

TRANSACTIONS WITH ASSOCIATED COMPANIES

Investments in affiliates of CHF 147 million in 2004 and CHF 137 million in 2003 are included in financial investments and are described in Note 9.

     Loans receivable from equity affiliates of CHF 11 million in 2004 and CHF 10 million in 2003 are included in other assets. Included is a loan to Compagnie Industrielle de Monthey SA, of CHF 10 million in 2004 and 2003, which bears interest at 3 percent in 2004 (2003: 1 percent).

     The Company had payables and accrued expenses to equity affiliates of CHF 12 million in 2004 and CHF 9 million in 2003, and short-term debt to equity affiliates of CHF 2 million in 2004 and CHF 1 million in 2003.

21. COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

The Company leases certain facilities under operating leases. The future minimum lease commitments required under fixed term leases are: 2005 CHF 41 million; 2006 CHF 25 million; 2007 CHF 16 million; 2008 CHF 12 million; 2009 CHF 9 million; 2010 and thereafter CHF 25 million. Rental expense amounted to CHF 57 million in 2004, CHF 64 million in 2003.

PURCHASE COMMITMENTS

The Company has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary course of business. In the aggregate, these commitments are not in excess of current market prices and reflect normal business operations.

GUARANTEES

In the normal course of business, the Company has provided certain trade and other guarantees to third parties. The Company estimates that the fair value of these guarantees is not material and does not expect to incur losses as a result of these guarantees. As of December 31, 2004, the Company has provided guarantees to third parties for indebtedness of others of approximately CHF 17 million of which CHF 12 million expire in 2005 and CHF 5 million thereafter.

     In connection with past divestments of businesses, the Company has issued certain indemnifications to the purchasers of those businesses related to the past actions of the Company in the area of compliance with environmental and tax regulations. As of December 31, 2004 the Company had issued CHF 31 million of environmental indemnifications that decrease to CHF 24 million in 2008 and which expire in 2009. In addition, the Company has outstanding environmental indemnifications that were issued to the purchaser of its Performance Polymers business, which was sold in May 2000. These environmental indemnifications are further discussed in the ‘Environmental Matters’ section below. The Company has issued certain tax indemnifications in connection with divestments of businesses and in connection with certain debt financing arrangements of the Company, that are unlimited in amount and, in certain instances, in time. As of December 31, 2004, the Company has recorded a liability related to the environmental indemnifications in the amount of CHF 12 million (2003: CHF 12 million) and for the tax indemnifications a liability has been recorded in the amount of CHF 1 million (2003: CHF 1 million).

CONTINGENCIES

The Company operates in countries where political, economic, social, legal and regulatory developments can have an impact on the operational activities. The effects of such risks on the Company’s results, which arise during the normal course of business, are not foreseeable and are therefore not included in the accompanying financial statements.

     In the ordinary course of business, the Company is involved in lawsuits, claims, investigations and proceedings, including product liability, intellectual property, commercial, environmental, and health and safety matters. Although the outcome of any legal proceedings cannot be predicted with certainty, management is of the opinion that there are no such matters pending which would be likely to have any material adverse effect in relation to its business, financial position or results of operations.

     In connection with the Company’s divestment of the Performance Polymers Business in 2000, Vantico (now owned by the Huntsman Group)

FINANCIAL REVIEW 2004	www.cibasc.com/investors 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Swiss francs, except share and per share data)

initiated arbitration proceedings against the Company as a result of a dispute over an agreement with a third party and a pension-related lawsuit. A court ruling has been issued in favor of the Company’s pension fund, which has been appealed to a superior court. This appeal is pending. The dispute and related arbitration proceedings regarding the agreement with the third party were settled during 2004 resulting in the release of previously established reserves totaling CHF 28 million, net of income taxes of CHF 9 million. Although the outcome of the pension-related litigation cannot be predicted with certainty, management is of the opinion that it will not have any material adverse effect on the financial position or results of operations of the Company.

     In connection with its Toms River, New Jersey site in the United States, the Company’s subsidiary in the United States received a claim from the New Jersey Department of Environmental Protection for alleged natural resource damages (see “Environmental Matters” below). In connection with certain polyacrylamide products, the Company’s subsidiary in the United States has been named as one of the defendants in two class action lawsuits in West Virginia (see “Litigation Matters” below).

ENVIRONMENTAL MATTERS

Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company’s policy to continuously develop and improve the environmental performance of key manufacturing processes through an active program to address environmental matters. In addition to process improvements, the Company uses advanced waste treatment and disposal facilities at all major manufacturing sites that allow the sites to comply with laws and regulations applicable to waste streams. In management’s opinion, the Company substantially complies with all such laws.

     For outstanding environmental matters that are currently known and estimable by the Company, provisions of approximately CHF 509 million as of December 31, 2004 and CHF 557 million as of December 31, 2003 have been recorded in the accompanying Consolidated Balance Sheets. The decrease in the provision of CHF 48 million in 2004 compared to 2003 relates to usage of the provisions of CHF 43 million and a CHF 18 million reduction related mainly to currency effects, offset in 2004 by additional reserves established in connection with the acquisition of Raisio Chemicals. The Company’s environmental protection and improvement cash expenditures were approximately CHF 54 million in 2004 (CHF 31 million in 2003), including investments in construction, operations and maintenance and usage of the provision.

     Under the Company’s spin-off agreement with Novartis, Novartis agreed to reimburse the Company 50 percent of United States based environmental liabilities arising from past operations of the Company in excess of the agreed reserves. Outside the United States, environmental liabilities are allocated between Novartis and the Company based on the ownership of the site or, if environmental liabilities do not relate to production sites or these are not owned by either entity, according to the polluter pays principle. If causation between the parties cannot be determined, costs are shared equally. The agreement with Novartis is not subject to any time or amount limits but could terminate for certain liabilities in the United States (i) upon a sale of substantially all of the Company’s assets, (ii) upon a change in control of the Company, or (iii) for individual facilities, upon the sale of the facility (unless the Company retains responsibility for any cleanup at such site).

     The contractual terms of the sale of the Performance Polymers business stipulate that, in general, the Company will retain responsibility for environmental claims relating to the operations of the Performance Polymers business prior to May 31, 2000, whereby damages for remediation in connection with sites outside the United States shall cover only 80 percent of the respective costs. The responsibility with respect to any non-United States sites covers environmental liabilities incurred within fifteen years from May 31, 2000 and is limited to CHF 75 million. With respect to any such environmental liabilities in the United States, the Company’s obligation to indemnify is unlimited in time and/or amount. Novartis’ environmental indemnification obligations to the Company described above are not affected by the sale of the Performance Polymers business.

     The Company continues to participate in environmental assessments and clean-ups at a number of locations, including operating facilities, previously owned facilities and United States Superfund sites. The Company accrues reserves for all known environmental liabilities for remediation costs when a clean-up program becomes probable and costs can be reasonably estimated. Clean-up of the most significant sites has been or is nearly completed, except as described in the following paragraphs.

     At its Toms River, New Jersey remediation site, the Company’s subsidiary in the United States is engaged in a large bio-remediation project that is expected to take up to eight years to complete. Based on management’s current estimates, the Company’s environmental provisions are adequate to cover the expected costs to complete this remediation plan.

     In October 2003, the Company’s subsidiary in the United States received a letter from the New Jersey Department of Environmental Protection (“NJDEP”) seeking to begin discussions on natural resource damage liability issues (“NRDs”) at the Toms River site for alleged injury to groundwater. The subsidiary is engaged in on-going settlement discussions with the State to see if it can reach a mutually beneficial settlement to avoid litigation. If a mutual agreement cannot be reached and NJDEP decides to initiate litigation, the Company believes that it has significant defenses to these potential NRD claims.

     The planning for the total remediation of the waste disposal site in Bonfol, Switzerland, which was closed in 1976, is ongoing. The responsibility for the remediation lies with eight chemical enterprises including among others the Company. The responsible companies cooperate with the governmental authorities to define the necessary measures in view of a final remediation of the site. The planning and remediation effort could require up to fifteen years to complete. In management’s opinion, based on the current remediation plans, the Company’s environmental provisions are adequate to cover the Company’s share of the expected costs to complete the remediation at this site.

     In the Basel region, several landfills (Switzerland, France and Germany) contain chemical waste besides other industrial and household wastes. Presently eleven landfills are the subject of investigations carried out with the authorities by the ‘Interessengemeinschaft Deponiesicherheit Regio Basel’, an association of the involved pharmaceutical and chemical enterprises (including the Company). As of December 31, 2004, no remedial actions have been defined or required in a legally binding form.

     In management’s opinion, the environmental reserves accrued are sufficient to meet all currently known and estimable environmental claims and contingencies. Because of the nature of the Company’s operations, however, there can be no assurance that significant costs and liabilities from ongoing or past operations will not be incurred in the future. In addition, environmental clean-up periods are protracted in length and environmental costs in future periods are subject to changes in environmental remediation regulations.

38 FINANCIAL REVIEW 2004	Ciba Specialty Chemicals

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)

LITIGATION MATTERS

Two class action lawsuits have been filed against Company’s subsidiary in the United States and other chemical suppliers in two separate state courts in West Virginia relating to the sales of certain products to coal preparation plants. In both cases, plaintiffs claim, on behalf of a class of all workers in coal preparation plants, that these workers are entitled to medical monitoring for exposure to residual acrylamide from the use of polyacrylamide products supplied by the defendants.

     Based on knowledge and use of acrylamide in its own manufacturing operations for several years, the Company does not believe that these claims have merit. However, if any liability were found, there most likely would be a sharing of the liability among many of the defendants, although it is too soon to assess what share any defendant would have of that liability, if any. Finally, the Company has sufficient insurance coverage for these claims to prevent them from having a material adverse effect on its financial position or results of operations.

22. VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

ALLOWANCE FOR DOUBTFUL ACCOUNTS
FOR THE YEAR ENDED DECEMBER 31,	2004	2003

Balance at beginning of year	85	96

Additions charged to cost and expenses	24	22

Deductions credited to cost and expenses	(15)	(13)

Other, net (i)	(10)	(18)

Currency adjustments	(3)	(2)

Balance at end of year	81	85

ALLOWANCE FOR OBSOLETE AND SLOW MOVING INVENTORY
FOR THE YEAR ENDED DECEMBER 31,	2004	2003

Balance at beginning of year	50	58

Additions charged to cost and expenses	17	20

Deductions credited to cost and expenses	(16)	(22)

Other, net (i)	(3)	(4)

Currency adjustments	(2)	(2)

Balance at end of year	46	50

DEFERRED INCOME TAX VALUATION ALLOWANCE
FOR THE YEAR ENDED DECEMBER 31,	2004	2003

Balance at beginning of year	121	131

Additions charged to cost and expenses	11	22

Deductions credited to cost and expenses	(20)	(19)

Other, net (i)	3	0

Currency adjustments	(5)	(13)

Balance at end of year	110	121

(i)	Other, net is primarily additions applicable to acquisitions, amounts written-off and miscellaneous other adjustments.

23. RESTRUCTURING AND SPECIAL CHARGES

In 2004, the Company implemented the “Shape” program, which is primarily designed to adapt and optimize production and the support organization of the Segment Water & Paper Treatment following the acquisition of Raisio Chemicals and to accelerate the shift of focus in Segment Textile Effects to growth regions in Asia by reducing its European presence. The program involves the closure of manufacturing facilities in the UK and Italy and the rightsizing of plants in Europe and the United States. It is expected that this will result in the reduction of approximately 950 positions. The planned program completion date is 2007.

     The cost of the program is expected to total approximately CHF 174 million before tax comprised of employee severance costs of CHF 93 million, asset impairment charges of CHF 55 million and other costs of CHF 26 million. During 2004, costs related to the program totaling CHF 80 million have been recognized in operating income in the Consolidated Statements of Income comprised of employee severance costs of CHF 17 million, asset impairment charges of CHF 50 million and other costs of CHF 13 million. The fair values used to determine the asset impairment charges were established by calculating present values of the estimated future cash flows attributable to the affected assets.

     Restructuring and special charges for 2004 also includes CHF 11 million resulting from expensing the fair value of Raisio Chemicals’ in-process research and development activities that were acquired.

FINANCIAL REVIEW 2004	www.cibasc.com/investors 39

REPORT OF MANAGEMENT

The management of Ciba Specialty Chemicals and its subsidiaries are responsible for the preparation and integrity of the financial information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts. These management estimates and assumptions are based on management’s best knowledge of current events and actions the Company may undertake in the future as of the date the financial statements are prepared.

     Management relies upon established accounting procedures and related systems of internal control to meet its responsibilities to maintain reliable financial records. This effective control structure consists, in part, of organizational arrangements with clearly defined lines of responsibility and delegation of authority, and comprehensive systems and control procedures. To assure the effective administration of internal control, management carefully selects and trains the Company’s employees, develops and disseminates written policies and procedures, provides appropriate communication channels, and fosters an environment conducive to the effective functioning of controls. An important element of the internal control systems is the worldwide monitoring performed by the Company’s internal audit group that reports its findings and recommendations for possible improvements to management and the Audit Committee of the Board of Directors.

     We believe this structure provides reasonable assurance that transactions are executed in accordance with management authorization and that they are appropriately recorded in order to permit preparation of financial statements in conformity with generally accepted accounting principles, as well as, to adequately safeguard, verify and maintain accountability of assets.

     The Company retains Ernst & Young Ltd, independent accountants, to examine its financial statements. Their accompanying report is based on an examination conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Switzerland generally accepted auditing standards, including a review of the internal control structure and tests of accounting procedures and records.

     The Board of Directors exercises their responsibility for these financial statements through its Audit Committee that is composed entirely of independent directors. The Audit Committee meets regularly with the internal auditors, the independent accountants and the Company’s management to discuss audit scope and results, internal control evaluations, and other accounting and financial reporting matters. The internal auditors and independent accountants have access to the Audit Committee without management’s presence.

Armin Meyer
Chairman of the Board and Chief Executive Officer

Michael Jacobi
Chief Financial Officer

Basel, January 21, 2005

INDEPENDENT AUDITORS’ REPORT

REPORT OF THE GROUP AUDITORS TO THE GENERAL MEETING OF THE SHAREHOLDERS OF CIBA SPECIALTY CHEMICALS HOLDING INC., BASEL

As auditors of the Group, we have audited the consolidated financial statements (statement of income, balance sheet, statement of cash flows, statement of shareholders’ equity and notes presented on pages 16 to 39) of Ciba Specialty Chemicals Holding Inc. and its subsidiaries for the year ended December 31, 2004.

     These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

     Our audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards promulgated by the profession in Switzerland, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position, the results of operations and the cash flows in accordance with United States Generally Accepted Accounting Principles and comply with Swiss law.

     We recommend that the consolidated financial statements submitted to you be approved.

Ernst & Young Ltd

Cherrie Chiomento (in charge of the audit)	Martin Mattes

Zurich, January 21, 2005

40 FINANCIAL REVIEW 2004	Ciba Specialty Chemicals

CORPORATE GOVERNANCE

Numbers in square brackets refer to the Directive on Information Relating to Corporate Governance (“DCG”) of SWX Swiss Exchange. An overview of major differences between the Swiss and the U.S. corporate governance practices can be found at: http://www.cibasc.com/investors

THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors of Ciba Specialty Chemicals (“Board”) defines the strategic direction and supervises the overall affairs of the Company, while the implementation of strategies and the day-to-day management is vested in the Executive Committee [DCG 3.6]. The Board also reviews the Company’s key plans and objectives, identifies external risks and opportunities, and initiates required activities.

     The Members of the Board are elected by the General Meeting of Shareholders for a term of between one and four years to allow for a staggered board [DCG 3.4.1]; a re-election is possible [DCG 3.4.1]. For an overview of the individual election terms, see the table on page 42 [DCG 3.4.2]. A Board Member may tender his or her resignation during the term of his or her office. The Shareholders’ Meeting may vote to remove a Board Member.

     The Board continues to commit itself to maintaining the highest standards of integrity and transparency in its governance of the Company. The Board and Board Committee charters reflect recent developments in corporate governance principles including the Swiss Code of Best Practice and the Sarbanes-Oxley Act of 2002. The Board believes that it is in compliance with well recognized corporate governance standards, in particular with regard to:

•	A Lead Director (to complement the Chairman of the Board) entitled to convene on his own and chair meetings of the Board; in addition the Lead Director chairs the Compensation Committee; based on interviews with other Board members, he prepares a review of the Chairman. He may act as a liaison between the Board and the Chairman in delicate matters.

•	Broad supervisory and reviewing powers for the Board, directly supported by Internal Audit

•	Independence of Board Members who are all non-executives of the Company, with the exception of the Chairman

•	Independence of Board Committee Members who are equally all non-executives, with one exception being the Chairman serving on the Human Resources and Nomination and the Finance Committees

•	Having Audit Committee Members who are all non-executives with significant expertise particularly in the area of finance

•	Having Compensation Committee Members who are non-executives with broad practical experience in the area of employee and executive compensation

•	An annual self-assessment of the Board

•	Receiving and providing continuous and comprehensive information including periodic and yearly reports prepared by management on finances, strategies, research and development, production planning and risk management [DCG 3.7].

TOPICS OF THE BOARD IN 2004

Apart from the ongoing overall supervision of the Company’s affairs, corporate governance and the preparation of the annual accounts and the Annual General Meeting of the Shareholders, the Board put particular emphasis for the financial year 2004 on the following topics: group business strategy, M&A, IT and ERP strategy, and an assessment of Internal Audit.

BOARD COMMITTEES [DCG 3.5]

Four standing Board Committees in the areas of audit, finance, compensation and human resources/nomination provide guidance and support to the full Board:

AUDIT COMMITTEE

Mission: Evaluates the independence, objectivity and effectiveness of external and internal auditors, approves and pre-approves auditing and other services to be provided by the external auditors, evaluates business risk assessment, scope and overall audit plan, assesses the quality of financial accounting and reporting, reviews audit results and monitors compliance with specific laws and regulations governing the preparation and filing of financial statements. In addition, the Audit Committee proposes the nomination of the external auditors to the full Board. The Audit Committee reviews complaints regarding accounting, internal accounting controls or auditing matters. To facilitate the submission of such complaints, the Company has set up webpages both in its intranet (under: “Corporate Governance”) and on its internet site (http://www.cibasc.com – About Us – Corporate Governance). The Board has determined that the chairman of the Audit Committee, Erwin W. Heri, is the Audit Committee’s financial expert as per the requirements of Item 16A of Form 20-F.

FINANCE COMMITTEE

Mission: Develops principles for financial planning, accounting and reporting, disclosure and control, reviews concepts of financial objectives to optimize shareholder value, develops finance policy, is regularly briefed on application/implementation of principles of finance policy, approves financial transactions, investments and acquisitions and supports the preservation and enhancement of the Company’s reputation in the financial markets.

COMPENSATION COMMITTEE

Mission: Develops, recommends and reviews the group compensation principles in accordance with the overall Company objectives. Proposes compensation of the Members of the Board and of the Executive Committee to the full Board for approval [DCG 5.1]. The Lead Director is the chairman of the Compensation Committee.

HUMAN RESOURCES AND NOMINATION COMMITTEE

Mission: Develops the principles for the selection of candidates for election or re-election to the Board by the AGM and prepares a selection of candidates in accordance with these criteria. In addition, the Human Resources and Nomination Committee recommends and reviews the objectives and principles of the human resource policy and its implementation. The Chairman of the Board is the chairman of the Human Resources and Nomination Committee.

FINANCIAL REVIEW 2004	www.cibasc.com/investors 41

CORPORATE GOVERNANCE

MEMBERS OF THE BOARD [DCG 3, 3.1, 3.2, 3.4.2]

			YEAR	YEAR	SIGNIFICANT POSITIONS AND POLITICAL
	DATE OF		APPOINTED	TERM	MANDATES OUTSIDE THE COMPANY
NAME	BIRTH	NATIONALITY	TO BOARD	EXPIRES	[DCG 3.2.a/b/c]

Armin Meyer Chairman and Chief Executive Officer	July 25, 1949	Swiss	1997	2008	Member of the Board of Directors, Zurich Financial Services, Zurich
Member of the Board, CEFIC (European Chemical Industry Council), Brussels
					Member Foundation Board IMD – International Institute for Management Development, Lausanne

Kurt Feller Vice Chairman, Lead Director	August 31, 1937	Swiss	1999	2007	Chairman of the Board of Directors, Rieter Holding Ltd., Winterthur
Chairman of the Board of Directors, Geberit Ltd., Jona
Member of the Board of Directors, Scintilla Ltd., Solothurn
					Member of the Board of Directors, Büro-Fürrer Ltd., Zurich

Erwin W. Heri	March 6, 1954	Swiss	1997	2007	Chairman of the Board of Directors, OZ Bankers AG, Pfäffikon
Member of the Board of Directors, Losinger AG, Berne
Member of the Board of Directors, Hilti AG, Schaan/FL
					Chairman of the Investment Committee of State Pension (Publica), Berne

Gertrud Höhler	January 10, 1941	German	1997	2008	Management Consultant Member of the Board of Directors, Bâloise-Holding, Basel Member of the Board of Directors, Georg Fischer Ltd., Schaffhausen

Jean-Marie Pierre Lehn	September 30, 1939	French	1997	2006	Professor of Chemistry, Nobel Prize Winner Member of the Scientific Board of the Novartis Venture Fund, Basel

Peter Littmann	December 21, 1947	German	1997	2006	Chairman and Chief Executive Officer, Brandinsider GmbH, Hamburg
Member of the Board of Directors, Compass Ltd.
(Bata Shoe Company), Toronto
Member of the Advisory Board, Nijenrode University, The Netherlands
					Member of the Harvard University Art Museum’s Visiting Committee, Cambridge, Massachusetts

Uli Sigg	April 29, 1946	Swiss	1999	2007	Vice-Chairman of the Board of Directors, Ringier Group

Thomas Koch Secretary (not Member of the Board)	November 21, 1954	German	2004	–	None

THE CHAIRMAN OF THE BOARD AND CEO [DCG 3.5.1]

The Chairman of the Board is elected by the Board from its Members. As such, Armin Meyer is responsible for the invitation to and the agenda of the Board meetings. He is responsible for the implementation of the Group strategy as defined by the Board, for optimizing shareholder value and for safeguarding the interests of other stakeholders. He represents the overall interests of the Company, ensures close cooperation between the Board and the Executive Committee and supervises the implementation of the resolutions adopted by the Board.

     The Company has opted to combine the functions of Chairman and CEO. In the Board’s view the advantages of having fast decision making processes as well as the timely, complete and accurate information flow between the Board and the management of the Company, complemented by a strong Lead Director outweigh the potential risk the combination of the functions may have.

     The CEO is appointed by the Board. In this function, Armin Meyer is responsible for the operational management and the overall financial results of the Group. He chairs the meetings of the Executive Committee and ensures the information flow inside and outside the Company.

THE VICE-CHAIRMAN AND LEAD DIRECTOR [DCG 3.5.1]

As Vice-Chairman, Kurt Feller represents the Chairman in the latter’s absence. As a Lead Director, Kurt Feller’s primary function is to provide for effective checks and balances in the governance of the Company. He may convene and chair meetings without the Chairman being present. In addition, he is, together with the Compensation Committee, responsible for the performance review of the Chairman and CEO and may act as a liaison between the Board and the Chairman in delicate matters.

42 FINANCIAL REVIEW 2004	Ciba Specialty Chemicals

CORPORATE GOVERNANCE

ADDITIONAL INFORMATION

With the exception of Armin Meyer, who is also CEO of Ciba Specialty Chemicals, all other Board Members are both non-executive directors and independent from the Company [DCG 3.1.b]. The term “independent” used herein satisfies the criteria of the Swiss Code of Best Practice and of Section 303(A)(6) of the NYSE Listed Company Manual, as approved by the SEC on November 4, 2003. None of the non-executive Members of the Board has ever been a member of the management of the Company or any of its subsidiaries and none of them has or had a substantial business relationship with the Company or any of its subsidiaries in the last four financial years [DCG 3.1.c].

     More biographical details of the Board Members are available at the Company’s website (http://www.cibasc.com/bod-cv) [DCG 3.1.a].

     There is no cross-involvement among the Board Members and the boards of directors of other listed Swiss companies [DCG 3.3]. Other than as disclosed under “Change of Control Provisions” hereunder, there are no service contracts between any Member of the Board and the Company providing for benefits upon termination of employment.

BOARD COMMITTEE MEMBERSHIPS [DCG 3.5.2]

HUMAN
RESOURCES AND
	AUDIT	FINANCE	NOMINATION	COMPENSATION
NAME	COMMITTEE	COMMITTEE	COMMITTEE	COMMITTEE

A. Meyer		◆	◆

K. Feller	●	●	●	◆

E.W. Heri	◆	●

G. Höhler			●	●

J.-M. P. Lehn

P. Littmann			●	●

U. Sigg	●

◆ = Chairman
● = Member

All Board Committees meet four to six times per year, usually immediately before the full Board meets. The duration of such meetings generally is between two and four hours. The full Board meets at least 5 times per year. Normally, the duration of these meetings ranges between four and eight hours. In addition, in 2004, the Board held a two consecutive days retreat [DCG 3.5.3].

     The Company’s “Rules Governing the Organization” and Committee charters set out in detail the powers and responsibilities of the Board and its Committees. In order for the Board or any of its Committees to pass resolutions, at least half of their Members must be personally present, which may be deemed satisfied if simultaneous communication is ensured, such as by telephone or video conference.

FINANCIAL REVIEW 2004	www.cibasc.com/investors 43

CORPORATE GOVERNANCE

THE EXECUTIVE COMMITTEE [DCG 4, 4.1, 4.2]

	DATE OF			SIGNIFICANT POSITIONS OUTSIDE THE COMPANY
NAME	BIRTH	NATIONALITY	FUNCTION	AND POLITICAL MANDATES [DCG 4.2.a/b/c]

Armin Meyer	July 25, 1949	Swiss	Chief Executive Officer	Member of the Board of Directors, Zurich Financial Services, Zurich
Member of the Board of CEFIC (European Chemical Industry Council), Brussels
Member of the Foundation Board IMD – International Institute for Management Development, Lausanne

Michael Jacobi	January 30, 1953	German	Chief Financial Officer	Chairman of the Board of Industrie-Holding, Berne Member of the Board of Phonak Holding, Stäfa

Christoph Biedermann	March 19, 1957	Swiss	Executive Vice President International Coordination and Human Resources	Member of the Board of SGCI (Schweiz. Gesellschaft für Chemische Industrie), Zurich

Martin Riediker	June 28, 1952	Swiss	Chief Technology Officer	Member of the Board, American Chemistry Council, Arlington Member of the Board, CIIT Centers for Health Research

Hermann Angerer	December 23, 1947	Swiss	Head Segment Coating Effects	None

Eric Marohn	June 3, 1959	American	Head Segment Textile Effects	None

Mark Garrett	May 11, 1962	Australian	Head Segment Water & Paper Treatment	Member of the Board of TEGEWA Industry Association, Frankfurt am Main

Brendan Cummins	May 18, 1951	Irish	Head Segment Plastic Additives	None

ARMIN MEYER became Chairman of the Board of Ciba Specialty Chemicals in autumn 2000. Starting January 1, 2001, he in addition took over as Chief Executive Officer. He streamlined the Company structure and shifted priority targets to profitable growth, innovation and, highly qualified people as well as cash generation. He has been a Member of the Board of the Company since its spin-off in 1997.

     Previously, Armin Meyer was Head of the global Building Technologies Segment of ABB Ltd. As of 1995, he was a member of the Executive Committee of ABB, a global technology Group.

     Armin Meyer started his career in 1976 when he joined the former Brown Boveri Ltd. (BBC) as development engineer. In 1980 he became Head of Research and Development for industrial motors and took over as Head of the international business unit for electrical power generators in 1984. Further steps included the presidency of ABB Drives Ltd. as well as of ABB Power Generation Ltd. In 1995, he became Head of the Power Generation Segment. In 1998, he took over as Head of the Building Technologies Segment.

     Armin Meyer, born 1949 in Zurich, Switzerland, holds a Ph.D. in electrical engineering from the Swiss Federal Institute of Technology (ETH) in Zurich.

     In addition to his responsibilities at ABB, Armin Meyer was also Professor for Electrical Engineering and Drives at ETH, Zurich for twelve years.

MICHAEL JACOBI joined Ciba-Geigy’s finance area in 1978. In 1980, Michael Jacobi moved to Brazil as Corporate Controller and later was appointed Treasurer. In 1986, he moved to the United States where he led the financial department at the Toms River plant in New Jersey. After further management training at Harvard, he returned to the Finance department in Basel, Switzerland in 1987 as Head of Management Accounting. He became Group Controller of Ciba-Geigy in 1990, responsible for the Company’s overall corporate financial accounting and reporting. In 1997, he was appointed Chief Financial Officer for Ciba Specialty Chemicals, and is responsible for Treasury, Mergers and Acquisitions, Investor Relations and Control. Michael Jacobi served on the Council of the Foundation for Accounting and Reporting Recommendations and played a significant role in setting Swiss guidelines for accounting and disclosure. He has a Doctorate in Economics from the University of St. Gallen.

CHRISTOPH BIEDERMANN was appointed Head of International Coordination and Human Resources effective as of April 1, 2004. In 2001, Christoph Biedermann joined Ciba Specialty Chemicals as Member of the Executive Committee. He was global Head, Textile Effects Segment from 2001 to 2004. From 1982 to 1985, Christoph Biedermann worked for ABB as Project Engineer in Switzerland and Commissioning Engineer in South Africa. From 1986 to 1989, he was Associate and Project Manager at McKinsey in Zurich, Switzerland. In 1990, he joined ABB Drives AG as Manager of High Power Semiconductors. In 1991, he was appointed Manager of Electrical Machines. From 1994 to 1997, he was Manager Business Unit Total Optimization of Processes at ABB Business Area Automation & Drives. In 1997, Christoph Biedermann was appointed President of ABB Industrie AG Switzerland. From 1999 until he joined Ciba Specialty Chemicals, he was also a member of the Management Committee ABB Switzerland, responsible for the Segment Automation. Mr. Biedermann holds a Diploma in Electrical Engineering from the Swiss Federal Institute of Technology, Zurich and has an MBA from INSEAD, Fontainebleau, France.

44 FINANCIAL REVIEW 2004	Ciba Specialty Chemicals

CORPORATE GOVERNANCE

MARTIN RIEDIKER was appointed Chief Technology Officer in 2001. Martin Riediker joined Ciba-Geigy in 1982 as a photochemist in central research at Ciba-Geigy in Basel. In 1988, he moved to the United States as Vice President, Research and Development (R&D) for the Polymers Division and was later appointed Vice President and General Manager of the North American Resins Business Unit in 1991. He was named Head of Ciba’s U.S. Polymers Division in 1994. Mr. Riediker was named as Global President of the Consumer Care Division in 1995. He also took direct charge of the Detergents and Cosmetics Business Units. In 1997, he was named Global President of the Consumer Care Division and became a member of the Executive Committee of Ciba Specialty Chemicals. Mr. Riediker has a Doctorate in Chemistry and did Post-Doctoral Studies at Princeton University.

HERMANN ANGERER was appointed Head of the Coating Effects Segment in 2001. He joined Ciba-Geigy Limited in 1981 as a development chemist in the Additives Division in Basel. In 1985, he assumed the global marketing responsibility for radiation curing additives in the Business Unit Imaging and Coating Additives. In 1990, he was appointed Head of the Business Unit Additives for Lubricants. In 1996, he moved to Japan as Head of the Additives Division, responsible for the markets in Japan and South Korea. In 1999, he moved to Germany, responsible for the German holding company of Ciba Specialty Chemicals and the Additives Division in the Central Europe region. Mr. Angerer holds a Ph.D. in Chemical Engineering from the Swiss Federal Institute of Technology (ETH) in Zurich.

ERIC MAROHN was appointed Head of the Textile Effects Segment effective as of April 1, 2004. He joined Ciba-Geigy in 1988 in the United States. He held a number of positions in the U.S. and in Basel, Switzerland, as Manager of Production Cost Accounting, Manager of Planning and Reporting and as Controller. In 1997, he took on the role of Global Marketing Head of the Business Segment Whiteners in the Consumer Care Division at Ciba Specialty Chemicals’ headquarters in Basel. In 2000, he returned to the U.S., where he was responsible for the Business Unit Textile Chemicals for North and Central America. Starting in 2001, he was Regional Head for the Business Line Paper and the Segment Representative for Water & Paper Treatment in NAFTA. From 2003 until becoming Head of the Textile Effects Segment, he has headed Marketing and Sales for the Textile Effects Segment in North and South America. Eric Marohn has a B.S.B.A. degree from Appalachian State University and holds an M.B.A from the University of North Carolina at Greensboro.

MARK GARRETT was appointed Head of the Water & Paper Treatment Segment in 2001. He joined Ciba-Geigy in Australia in 1986 and worked there as Information and Planning Manager. In 1989, he moved to the Swiss headquarters in Basel, working in Finance and as Marketing Center Manager and Business Development Manager. In 1995, he became head of the Business Unit Paper and in 1996 he was appointed Global Head of the Business Segment Whiteners. In 1998, Mark Garrett became Global Head of the Textile Chemicals business unit where he successfully integrated three textile chemical businesses into one business unit that became a worldwide leader in its field. Mark Garrett joined DuPont from Ciba Specialty Chemicals in 2000, initially as Director Corporate Plans — before becoming the Global Business Director Tyvek/Typar. He rejoined Ciba in 2001. Mark Garrett holds the following degrees: Bachelor of Arts, Economics, University of Melbourne, Melbourne, Australia and Master of Applied Information Systems, Royal Melbourne Institute of Technology, Melbourne.

BRENDAN CUMMINS was appointed Head of the Plastic Additives Segment effective as of April 1, 2004. Brendan Cummins joined Ciba-Geigy in Ireland in 1971 as an Accountancy Student. In 1974, he assumed the position of Planning and Information Manager in Ireland. In 1979, he moved to Ciba-Geigy Singapore as Treasury Head and, in 1981, was appointed Head of Finance and Administration South East Asia. In 1984, he transferred to Hong Kong as Head of Finance and HR North Asia with project responsibility for China. In 1990, he moved to the Philippines as Head of Pharmaceutical Division and later that year was appointed, in combination, Group Company Head. In 1994, he transferred to the U.K. as Head of Finance and HR of Ciba-Geigy Horsham. In 1995, he returned to the Far East as Group Company Head China and, in 1997, assumed the position of Regional President Greater China for Ciba Specialty Chemicals. In 1999, he moved to Basel and was appointed Global Head of Whiteners and, in 2000, he established and headed the Global Business Unit Home & Personal Care. In 2001, he worked for Irish Fertilizer Industries as Managing Director. In December 2001, he joined Ciba Specialty Chemicals as a Member of the Executive Committee. From 2001 to 2004, he was Executive Vice-President, International Coordination and Human Resources. He has a degree in accounting and is a Fellow of The Association of International Accountants.

There are no management agreements or other agreements between the Company or its management bodies and any third parties [DCG 4.3] providing for any persons referred to above to be elected a Member of the Company’s Executive Committee.

CHANGES SINCE DECEMBER 31, 2003

Felix Meyer, Head of the Plastic Additives Segment, resigned from the Company at the end of March, 2004. With effect from April 1, 2004, Brendan Cummins took over Felix Meyer’s position and was succeeded by Christoph Biedermann as Head of International Coordination and Human Resources. At the same date, Eric Marohn took over as Head of the Textile Effects Segment. Tim Schlange was Head of the Home & Personal Care Segment until the end of August, 2004, when the integration of the Segment’s businesses in two other of the Company’s segments began. Tim Schlange then became Ciba’s Chief Strategy Officer.

BUSINESS BEHAVIOR

So as to promote honest and ethical conduct, legal compliance, prompt internal reporting, accountability, and full, fair, accurate, timely, and understandable disclosure in public reports, the Company relies on its “Code of Conduct”, which can be downloaded (http://www.cibasc.com/code-of-conduct-revised-2003_en.pdf). In 2004, the Company did not grant any waiver, whether implicit or explicit, from any provision of its Code of Conduct to the CEO, the CFO, or the Group Controller.

FINANCIAL REVIEW 2004	www.cibasc.com/investors 45

CORPORATE GOVERNANCE

COMPENSATION

PRINCIPLES OF ALLOCATION [DCG 5.1]

Base salaries of the Members of the Board and of the Executive Committee are established according to a comparative analysis of base salaries paid within selected peer groups of international companies. Annual short term bonuses are based on corporate financial performance, i.e. on free cash flow, EBITDA and sales growth measured against relevant targets which are established at the beginning of the year. Long term incentives are awarded primarily based on how individual and personal objectives and individual performances contribute to the overall success of the Company. The allocation of these compensatory elements is discussed in the Compensation Committee of the Board, which makes its recommendations to the full Board. The latter takes the ultimate decision with respect to such allocation. For a more detailed description of the Share and option based compensation plans, see note 17 to Consolidated Financial Statements.

DEVIATION FROM ACCRUAL PRINCIPLE [DCG 5]

The official commentary to the Directive on Information Relating to Corporate Governance requires the disclosure of management compensation according to the accrual principle. Adherence to this principle would entail that payments received and payments made are not to be accounted for at the time of their receipt or transfer, but rather allocated to the specific periods to which they are attributable in economic terms. As the Company reports its financial results in early February and holds its AGM already in early March, there is not enough time for all the performance reviews to be conducted with the Company’s top executives. These reviews are a pre-condition for the determination of the incentive payments. The Company therefore reports amounts effectively paid in the reporting period, irrespective of the period to which they are economically attributable.

NON-EXECUTIVE MEMBERS OF THE BOARD [DCG 5.2.2.b]

In 2004, the non-executive Members of the Board in the aggregate received as gross remuneration, bonuses and other benefits a total of CHF 702 549 [DCG 5.2.1]. In addition, they were granted 6 740 Shares by the Company [DCG 5.4.b] and held a total of 23 292 Shares as at December 31, 2004 (including those allocated in 2004) [DCG 5.5.b].

     In addition, these persons were granted the following options by the Company [DCG 5.6.b]:

YEAR	TERM OF ALLO-	SUBSCRIPTION		STRIKE PRICE
OF ALLOCATION	CATION (YEARS)	RATIO	NUMBER	(CHF)

1997	8	1:1	23 632	107.16

1998	5	1:1	3 284	163.70

1999	5	1:1	4 108	110.60

2000	5	1:1	2 562	105.40

2001	5	1:1	6 892	109.20

2002	5	1:1	9 280	109.00

The Company did not grant any options to non-executive Members of the Board in 2003 or in 2004.

EXECUTIVE MEMBER OF THE BOARD AND MEMBERS OF THE EXECUTIVE COMMITTEE [DCG 5.2.2.a]

In 2004, the executive Member of the Board and the Members of the Company’s Executive Committee in the aggregate received as gross salaries, bonuses and other benefits, inclusive of any voluntary Company pension contributions, a total of CHF 8 199 355 [DCG 5.2.1]. In addition, they were granted 56 593 Shares by the Company (of which most are restricted) [DCG 5.4.a] and held a total of 133 859 Shares as at December 31, 2004 (including those allocated in 2004) [DCG 5.5.a].

     In addition, these persons were granted the following options by the Company [DCG 5.6.a]:

YEAR	TERM OF ALLO-	SUBSCRIPTION		STRIKE PRICE
OF ALLOCATION	CATION (YEARS)	RATIO	NUMBER	(CHF)

1997	8	1:1	63 624	107.16

1998	5	1:1	18 613	163.70

1999	5	1:1	28 970	110.60

2000	5	1:1	23 549	105.40

2001	5	1:1	65 672	109.20

2001 supplementary grant	4 years and 10.5 months	1:1	19 572	109.20

2002	5	1:1	135 640	109.00

The Company did not grant any options to the executive Member of the Board or to the Members of the Company’s Executive Committee in 2003 or in 2004.

HIGHEST TOTAL COMPENSATION [DCG 5.9]

In 2004, the Member of the Board with the highest total compensation received as gross salary, bonus and other benefits inclusive of any voluntary Company pension contributions a total of CHF 2 407 477. In addition, in 2004, this person was allocated 13 641 restricted Shares and 2 623 unrestricted Shares.

ADDITIONAL FEES AND LOANS

None of the above mentioned persons has received any fees or any compensation for services rendered to the Company during 2004 other than as disclosed in this report [DCG 5.7] nor have they been extended any loans [DCG 5.8].

FORMER MEMBERS [DCG 5.3]

In 2004, one former Member of the Executive Committee has received total compensation of gross CHF 292 063 [DCG 5.3.2.a]. This amount includes voluntary Company pension contributions. In 2004, the Company did not make any payments to former non-executive Members of the Board [DCG 5.3.2.b]. In the reporting period, Felix Meyer, Member of the Executive Committee, left the Company. In the same period, no Member of the Board left the Company [DCG 5.2.3].

CLOSELY LINKED PERSONS

The Company has not made any share [DCG 5.4], option [DCG 5.6] or any cash contribution [DCG 5.2] to any Closely Linked Person, i.e. to a third party that is closely linked to Members of the Board or to Members of the Company’s Executive Committee. However, they may have acquired Shares of the Company or options on their own. Also, the Company has not paid any fees [DCG 5.7] to such persons nor has it granted them any loans [DCG 5.8].

     Shareholdings of Closely Linked Persons, if any, are included in the figures reported above [DCG 5.5].

46 FINANCIAL REVIEW 2004	Ciba Specialty Chemicals

CORPORATE GOVERNANCE

ORGANIZATIONAL AND CAPITAL STRUCTURE

Ciba Specialty Chemicals Holding Inc. is the ultimate holding company of the Ciba Specialty Chemicals group. Its Shares are listed on the Swiss Exchange, traded on virt-x, and its American Depositary Shares (“ADSs”) trade on the New York Stock Exchange (“NYSE”). As at December 31, 2004, the Company’s market capitalization amounted to CHF 5 721 139 843 (66 140 345 shares at a price of CHF 86.50 each).

SECURITY	STOCK EXCHANGE	TICKER SYMBOL	SECURITY NUMBER	ISIN CODE

Share with CHF 3 nominal value	SWX/virt-x	CIBN	581 972	CH 000 581972 4

ADS	NYSE	CSB	CUSIP: 17162 W206	–

The Company’s nominal Share capital amounts to CHF 212 459 871 and is divided in 70 826 617 Shares with a nominal value of CHF 3 each. On June 28, 2002, the nominal value per Share had been reduced from CHF 10 to CHF 9. On May 23, 2003, the nominal value per Share was again reduced, this time to CHF 6 per Share, giving effect to a resolution of the Company’s shareholders taken on March 6, 2003. On May 7, 2004, the nominal value per Share was reduced for a third time to CHF 3 per Share giving effect to a resolution of the Company’s shareholders taken on February 26, 2004 [DCG 2.1/2.3].

     The Board of Directors proposes to the shareholders of the Company to further reduce the Company’s Share capital from CHF 3 per Share to CHF 1 per Share and by making a corresponding cash payment to the Company’s shareholders of CHF 2 per Share. The shareholders will vote on this proposal at the Company’s AGM on March 3, 2005. In addition, the Board will propose to the Company’s shareholders to reduce the Company’s Share capital by the cancellation of 1 762 000 Shares it acquired over the second trading line in connection with its share buy-back program.

     The Company only has one class of Shares and has no bonus certificates [DCG 2.4/2.5]. Each Share is entitled to any dividends proposed by the Board and approved by the shareholders, and has one vote, subject to the limitations set out below. The Shares do not have any preferential rights attached to them. The Company had and has the ordinary, authorized and conditional capitals as per the table below [DCG 2.2/2.3]. Should the shareholders approve the above mentioned Share capital reduction at the Company’s 2005 AGM through a repayment of CHF 2 per Share, the nominal value for ordinary, authorized and conditional capital would be reduced accordingly. For additional information please refer to article 4 of the Company’s Articles of Association (“Articles”), which can be downloaded (http://www.cibasc.com/index/cmp-index/cmpabout/cmp-abo-corporategovernance.htm). The German version, which is legally binding, can be downloaded from the same internet address. For changes in capital, see also Note 16 to Consolidated Financial Statements [DCG 2.3].

	NOMINAL
	VALUE OF	ORDINARY						CONDITIONAL CAPITAL FOR
DATE OF ARTICLES OF ASSOCIATION	SHARES	SHARE CAPITAL		AUTHORIZED CAPITAL		CONDITIONAL CAPITAL		EMPLOYEE PARTICIPATION
Article in Articles of Association		4 para. 1			4 para. 3		4 para. 4		4 para. 5
				number of	nominal	number of	nominal	number of	nominal
				Shares	value	Shares	value	Shares	value
	(CHF)	(CHF)		(million)	(CHF million)	(million)	(CHF million)	(million)	(CHF million)

April 20, 1998	10	721 301 170		4	40	4	40	2	20

March 22, 2002	9	649 171 053		4	36	4	36	2	18

March 6, 2003	6	432 780 702		4	24	4	24	2	12

February 26, 2004	3	212 479 851		4	12	4	12	2	6

Proposal to AGM 2005	1	60 064 617	(i)	4	4	4	4	2	2

(i)	Reflects both the proposed cancellation of 1 762 000 Shares and the reduction of the nominal value of each Share to CHF 1.

For information about the Company’s major shareholders see Note 8 to the financial statements of Ciba Specialty Chemicals Holding Inc. [DCG 1.2]. Updated information can be retrieved from the SWX Swiss Exchange (http://www.swx.com/admission/being_public/disclosure_en.html). The Company has no cross holdings [DCG 1.3] nor has it executed any pooling or management agreements [DCG 4.3].

GROUP STRUCTURE [DCG 1.1]

For the Company’s major subsidiaries, including listed companies and group structure, see Major Consolidated Subsidiaries and Associated Companies [DCG 1.1.2 and 1.1.3]. For the description of the operational structure of the Company, see description of Segments in Business Segment Data [DCG 1.1.1].

VOTING CAP AND REGISTRATION RESTRICTIONS, NOMINEES [DCG 2.6]

No shareholder may be registered as a shareholder with voting rights for more than 2 percent of the Company’s Share capital. A shareholder purchasing more than 2 percent of the Company’s Share capital will be recorded in the Company’s Share register for the Shares in excess of 2 percent of the Company’s Share capital as a shareholder without voting rights. The Board or a committee designated by the Board may, however, on a case-by-case basis allow some or all of the excess Shares to be registered with voting rights. In 2004, the Board granted no such exception and currently no shareholder has the benefit of any such exception [DCG 2.6.2]. For purposes of the 2 percent rule, individuals and/or legal entities acting in concert are considered to be one shareholder [DCG 2.6.1].

FINANCIAL REVIEW 2004	www.cibasc.com/investors 47

CORPORATE GOVERNANCE

Nominees may be entered with the right to vote for more than 2 percent of the voting stock if the nominee discloses the names, addresses and number of Shares of those persons for which it holds the Shares [DCG 2.6.3].

     For information about the Company’s treasury stock, see Note 6 to the Financial Statements of Ciba Specialty Chemicals Holding Inc.

     At the Company’s general meeting, no person may vote more than 5 percent of the Company’s stock, with the exception of depositaries, corporate bodies, independent proxies or nominees complying with their duty to disclose the names, addresses and number of Shares of those persons for which it holds the Shares [DCG 6.1.1]. In 2004, the Board granted no exception with regard to voting cap restrictions [DCG 6.1.2]. In addition to those proxies, a shareholder may also be represented by another individual at a general meeting, but this individual is required to be a shareholder of the Company [DCG 6.1.4]. A resolution on the restriction to vote and on the removal of such a restriction is subject to the approval by two-thirds of the Shares represented at a shareholders’ meeting [DCG 6.1.3].

ANNUAL GENERAL MEETING AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS

Any shareholder may demand that an item be put on the agenda of the AGM if she or he holds Shares representing a nominal value of at least CHF 300 000. If, at the Company’s AGM to be held on March 3, 2005, the shareholders approve the motion of the Board to reduce the nominal value of each Share from CHF 3 to CHF 1, the amount required to have an item put on the agenda will be proposed to be reduced accordingly from CHF 300 000 to CHF 100 000.

     A demand to have an item put on the agenda must be made in writing at least 60 days before the AGM [DCG 6.4]. For the AGM to be held on March 3, 2005, the Company published the deadline date (January 3, 2005) on its web-site on December 10, 2004. The record date for participation at the AGM is usually fifteen days before the AGM while persons who have subsequently become shareholders may register their voting rights at the AGM Office if the shareholder can prove that he or she is the owner of the Shares and that these Shares are not being voted otherwise [DCG 6.5]. The Articles do not contain any provisions with regard to calling the AGM that differ from the provisions of the Swiss Code of Obligations [DCG 6.3].

     There is no provision in the Articles or under Swiss law requiring a presence quorum for the holding of shareholders’ meetings. Resolutions generally require the approval of the “majority” of the Shares represented at a shareholders’ meeting (i.e. a simple majority of the Shares represented at the shareholders’ meeting, with abstentions having the effect of votes against the resolution). A resolution passed at a shareholders’ meeting with the affirmative vote of at least two-thirds of the Shares represented at such meeting is required for [DCG 6.2]:

(i)	any change to the Company’s business purpose,

(ii)	the creation of Shares with privileged voting rights,

(iii)	the creation of restrictions on the transferability of registered Shares, or the elimination of transfer restrictions [DCG 2.6.4],

(iv)	an authorized or conditional increase in the Company’s Share Capital,

(v)	an increase in the Company’s Share Capital by way of capitalization of reserves (Kapitalerhöhung aus Eigenkapital), against contribution in kind, for the acquisition of assets, or involving the grant of special privileges,

(vi)	the restriction or elimination of preemptive rights of shareholders,

(vii)	a relocation of the domicile of the Company, or

(viii)	the dissolution of the Company other than by liquidation (for example, by way of a merger).

In addition, any provision in the Articles for a greater voting requirement than is prescribed by law or the existing Articles must be adopted in accordance with such greater voting requirements.

DIVIDENDS AND DIVIDEND POLICY

The amount of dividends to be paid by the Company to its shareholders depends on general business conditions, the Company’s financial performance and other factors. Under Swiss law, dividends may be paid out only if approved at a shareholders’ meeting. The Board may propose that a dividend be paid out, but cannot itself set the dividend. In practice, the shareholders usually approve the dividend proposal of the Board.

     Since its inception in 1997, the Company has paid or proposed to pay the following amounts per Share:

AGM YEAR	DIVIDEND PAYMENT	CAPITAL REDUCTION
	(CHF)	PAYMENT (CHF)

1998	2	0

1999	2	0

2000	2	0

2001	2	0

2002	2	1

2003	0	3

2004	0	3

2005 (i)	1	2

(i)	For the financial year 2004, the Board proposes to the shareholders to pay a dividend of CHF 1 per Share and to make an additional cash payment of CHF 2 per Share from a capital reduction. The shareholders will vote on these proposals at the Company’s AGM of shareholders on March 3, 2005. If the shareholders approve these proposals, the dividend payment is expected to be made on March 8, 2005, while the payment stemming from the capital reduction is expected to be made on May 18, 2005.

EQUITY LINKED INSTRUMENTS [DCG 2.7]

With the exception of the Company’s employee participation programs, the Company had no equity linked debt outstanding.

SHARE AND OPTION PLANS [DCG 2.7]

The Company’s share and option plans are further described in Note 17 to Consolidated Financial Statements.

ADDITIONAL INFORMATION

CHANGE OF CONTROL PROVISIONS [DCG 7]

If a shareholder acquires securities of a listed Swiss company and thereby exceeds the threshold of 33 1/3 percent of the voting rights, it has to offer to acquire the remaining shares (“mandatory offer obligation”). By shareholders’ resolution, this threshold may be raised to 49 percent (“opting up”). A company may also opt out of the mandatory offer obligation. In its Articles of Association, the Company has no opting out or opting up provisions [DCG 7.1].

     According to employee retention agreements with the Company, all members of the Executive Committee plus three senior managers are entitled to payments for severance resulting from a change of control. For ten executives, such payments would on average amount to less than twice that of a total annual compensation. One member of the Executive Committee has a contractual provision according to which he would be entitled to receive somewhat less than two and a half times that of his total annual compensation [DCG 7.2].

48 FINANCIAL REVIEW 2004	Ciba Specialty Chemicals

CORPORATE GOVERNANCE

AUDITORS [DCG 8]

The Company’s auditors are Ernst & Young Ltd, Zurich. They have been elected by the shareholders at the 2004 AGM until the AGM 2005 [DCG 8.1.1]. The Board, which bases its proposal upon a recommendation made to it by the Audit Committee, will propose that Ernst & Young Ltd be re-elected for another year. At the Company’s AGM to be held on March 3, 2005, the shareholders will vote on this proposal.

Ernst & Young Ltd’s lead audit partner, Cherrie Chiomento, has supervised the Company’s audit since 2004 [DCG 8.1.2].

     Fees paid by the Company in 2004 and 2003 to its auditors were as follows [DCG 8.2/8.3]:

	2004		2003
	THOUSAND	IN % OF	THOUSAND	IN % OF
	CHF	TOTAL FEES	CHF	TOTAL FEES

Audit fees	5 704	93%	3 927	76%

Audit-related fees	2	0%	237	5%

Tax fees	381	6%	827	16%

All other fees	44	1%	165	3%

Total fees	6 131	100%	5 156	100%

Audit related work includes services in connection with the Company’s pension plans. Tax services include tax filings, transfer pricing studies and tax advice, including with regard to VAT. Other services include assistance with translation and credit agency matters. The Audit Committee maintains a policy for the pre-approval of audit and non-audit services. A copy of this policy can be downloaded (http://www.cibasc.com/investors). The Audit Committee has not approved a single service pursuant to the de minimis exception according to paragraph (c)(7)(i)(C) of rule 2-01 of regulation S-X.

     The auditors of the Company are present at those Board meetings during which the annual accounts of the Company are discussed and the items and proposals to the AGM of the shareholders of the Company are decided upon. They are also present at one of the Company’s Disclosure Committee meetings and at the meetings of the Audit Committee where audit mandate and audit planning are discussed. Any other participation is as required. In such meetings, the Board and the Audit Committee also assess and discuss the findings of the auditors and evaluate the quality of their services [DCG 8.4].

INFORMATION POLICY [DCG 9]

The Company’s policy is to openly, clearly and regularly inform its stakeholders of all relevant developments. As a primary tool, the Company communicates through its internet site (http://www.cibasc.com) and by e-mail. The Investor Relations homepage (http://www.cibasc.com/investors) contains comprehensive information on the Company, including Corporate Governance, its Code of Conduct and Social Policy.

     As the Company is listed on the SWX Swiss Exchange (http://www.swx.com); ticker symbol = CIBN and on the New York Stock Exchange (http://www.nyse.com); ticker symbol = CSB, it regularly files news and reports with these exchanges. The reports furnished or filed by the Company with the U.S. stock exchange supervision authority, the Securities and Exchange Commission (“SEC”), can be downloaded
(http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001035497&owner=include).

     The Company’s official means of communication is the Swiss Official Gazette of Commerce (http://www.shab.ch), while the invitation to the Company’s AGM is also sent to the registered shareholders by mail. An updated digital Commercial Register excerpt relating to the Company can be downloaded from
http://www.hrabs.ch/cgi-bin/fnrGet.cgi?fnr=2703002356&amt=270&lang=4&hrg_opt=1100 (mostly in German).

     Enquiries by telephone may also be made to:

Investor Relations	+41 61 636 5081
Group Communications	+41 61 636 4444

FINANCIAL REVIEW 2004	www.cibasc.com/investors 49

SUMMARY OF SELECTED FINANCIAL DATA
(in millions of Swiss francs, except share and per share data)

	2004	2003		2002	2001	2000

Results of operations

Net sales	7 027	6 646		7 085	7 367	7 902

Operating income	519	571		788	761	876

Income from continuing operations, net of tax (1)(4)(5)	283	360		406	380	418

Income from discontinued operations, net of tax (5)	28	–		–	–	34

Cumulative effect of change in accounting principles, net of tax	–	(16	) (2)	–	2 (3)	–

Net income (1)(4)	311	344		406	382	452

Earnings per share, basic and diluted

Continuing operations (1)(4)	4.28	5.26		5.92	5.72	6.31

Discontinued operations (5)	0.43	–		–	–	0.50

Cumulative effect of change in accounting principles	–	(0.23	) (2)	–	0.04 (3)	–

Net income per share (1)(4)	4.71	5.03		5.92	5.76	6.81

Equity per share	62.76	62.64		63.16	59.08	56.82

Dividend per share (6)	1.00	–		–	2.00	2.00

Capital reduction per share (6)	2.00	3.00		3.00	1.00	–

Weighted average number of shares outstanding

Basic	66 059 479	68 361 123		68 549 964	66 419 147	66 311 879

Diluted	66 059 479	68 361 123		68 575 058	66 419 147	66 311 879

Other data – continuing operations

Net sales development percentage	6%	(6)%		(4)%	(7)%	9%

Depreciation and amortization of other intangibles	394	366		385	408	406

Amortization of goodwill	–	–		–	61	64

Restructuring and special charges	91	0		0	0	2

EBITDA	913	937		1 173	1 230	1 346

Operating income margin	7.4%	8.6%		11.1%	10.3%	11.1%

EBITDA margin before restructuring and special charges	14.3%	14.1%		16.6%	16.7%	17.1%

Capital expenditures	294	233		250	259	249

Research and development	288	281		294	276	293

Personnel costs	1 762	1 713		1 752	1 796	2 047

Number of employees at year end	19 338	18 658		19 007	19 683	20 306

Balance sheet data

Current assets	4 382	4 939		5 314	4 827	4 797

Property, plant and equipment, net	3 015	2 963		3 196	3 565	3 787

Total assets	11 006	11 098		11 792	11 718	12 105

Short-term debt	559	259		1 496	316	371

Long-term debt	2 917	3 187		2 344	3 678	3 859

Common stock	212	433		649	721	721

Shareholders’ equity	4 151	4 245		4 354	3 908	3 754

(1)	As of January 1, 2002, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 142 “Goodwill and Other Intangible Assets”, which requires that goodwill no longer be amortized to earnings. The results of operations on an adjusted basis, excluding goodwill amortization, for the years prior to 2002 had SFAS No. 142 been applied retroactively for all periods presented, would have been: income from continuing operations, net of tax – in 2001 CHF 441 million, in 2000 CHF 482 million; basic and diluted earnings per share for income from continuing operations – in 2001 CHF 6.64, in 2000 CHF 7.27; net income – in 2001 CHF 443 million, in 2000 CHF 520 million; basic and diluted earnings per share for net income – in 2001 CHF 6.68, in 2000 CHF 7.83. For the year 2000, net income as adjusted excludes goodwill amortization from continuing operations and from discontinued operations.

(2)	The Company applied FASB Interpretation No. 46 to a previously unconsolidated trust that leases an asset to the Company, resulting in the consolidation by the Company of the trust in 2003.

(3)	As of January 1, 2001, the Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended which replaced existing pronouncements and practices with a single, integrated accounting framework for derivatives and hedging activities.

(4)	Effective January 1, 2003, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 123, as amended. Had the Company applied the fair value method for all periods prior to 2003, pro forma income from continuing operations, net of tax would have been – in 2002 CHF 395 million, in 2001 CHF 368 million, in 2000 CHF 410 million; pro forma basic and diluted earnings per share for income from continuing operations would have been – in 2002 CHF 5.76, in 2001 CHF 5.53, in 2000 CHF 6.19; pro forma net income would have been – in 2002 CHF 395 million, in 2001 CHF 370 million and in 2000 CHF 444 million; pro forma basic and diluted earnings per share for net income would have been – in 2002 CHF 5.76, in 2001 CHF 5.57 and in 2000 CHF 6.69.

(5)	The 2000 income from discontinued operations of CHF 34 million represents the gain on sale of discontinued operations, net of tax for the Company‘s Performance Polymers business, which was sold on May 31, 2000. This gain includes income from continuing operations, net of taxes, of CHF 37 million and a CHF (3) million loss from the sale of the net assets of the Performance Polymers business. See footnote (8) below. The 2004 income from discontinued operations of CHF 28 million resulted from the release of previously established reserves following the settlement in 2004 of a dispute and related arbitration proceedings that had been initiated by Vantico, the purchaser of the Performance Polymers business.

(6)	The Board of Directors proposes a cash payment to the Company’s shareholders in 2005 totaling CHF 3 per share, based on 2004 results, consisting of a dividend of CHF 1 per share and a capital reduction of CHF 2 per share, which is reflected in the 2004 column in the table above. The dividend and capital reduction are subject to shareholder approval at the Annual General Meeting to be held on March 3, 2005. If approved the capital reduction will take the form of a reduction in the nominal value of each share from CHF 3 per share by CHF 2 per share to CHF 1 per share. The Company expects, subject to various conditions and approval that the payments of the capital reduction will be made to the shareholders on May 18, 2005.

50 FINANCIAL REVIEW 2004	Ciba Specialty Chemicals

SUMMARY OF SELECTED FINANCIAL DATA
(in millions of Swiss francs, except share and per share data)

	2004	2003	2002	2001	2000

Business segment data (7)

Plastic Additives

Net sales	1 895	1 822	1 903	1 913	2 023

Operating income	224	165	226	256	285

Depreciation and amortization	95	100	106	119	108

EBITDA	319	265	332	375	393

Operating income margin	11.9%	9.1%	11.9%	13.4%	14.1%

EBITDA margin	16.8%	14.6%	17.5%	19.6%	19.4%

Coating Effects

Net sales	1 818	1 807	1 920	1 944	2 118

Operating income	291	300	341	312	371

Depreciation and amortization	103	97	99	99	104

EBITDA	394	397	440	411	475

Operating income margin	16.0%	16.6%	17.7%	16.1%	17.5%

EBITDA margin	21.7%	22.0%	22.9%	21.1%	22.4%

Water & Paper Treatment

Net sales	2 014	1 616	1 718	1 837	1 920

Operating income	126	130	173	151	184

Depreciation and amortization	131	103	109	114	113

EBITDA	257	233	282	265	297

Operating income margin	6.3%	8.1%	10.1%	8.2%	9.6%

EBITDA margin	12.7%	14.4%	16.4%	14.5%	15.5%

Textile Effects

Net sales	1 300	1 401	1 544	1 673	1 841

Operating income	61	69	142	181	204

Depreciation and amortization	56	60	66	67	71

EBITDA	117	129	208	248	275

Operating income margin	4.7%	4.9%	9.2%	10.8%	11.1%

EBITDA margin	9.0%	9.2%	13.5%	14.8%	14.9%

Discontinued operations (8)

Net sales	–	–	–	–	774

Operating income	–	–	–	–	57

Gain on sale, net of tax	–	–	–	–	34

Restructuring and special charges are corporate items and are therefore not reflected in the Company’s segments. Accordingly, segment operating income and EBITDA, and related margins thereof, are not impacted by restructuring and special charges.

Trading prices on the Swiss Exchange (price per share in CHF)

Annual highs	96.14	101.50	128.00	115.75	122.50

Annual lows	76.70	74.75	89.75	75.00	94.25

Period end	86.50	92.37	89.79	95.81	101.35

(7)	In 2002, the Company implemented SFAS No. 142 “Goodwill and Other Intangible Assets”. As a result of adopting this standard, the Company reclassified certain goodwill and other intangible assets to the segments that were previously reported as corporate items and not allocated to the segments. In addition, the Company reclassified goodwill amortization that was previously allocated to the segments to corporate and reclassified other intangible amortization from corporate to the segments corresponding to the other intangible asset reclassification. Amounts reported for the previous periods have been restated to conform to the 2002 presentation. In addition, in 2004 the Company reorganized from five into four reporting segments and restated all current and prior period segment information to reflect the new structure.

(8)	Reflects the results of the Performance Polymers business as a discontinued operation due to its sale on May 31, 2000. The results represent substantially all of the operations of the Performance Polymers division’s business and do not include an allocation of the Company’s interest costs or unallocated corporate general and administrative expenses. For 2000, the results are for the five month period ended May 31, 2000, the date of the divestment. Included in the Performance Polymers results is goodwill amortization of CHF 4 million in 2000.

FINANCIAL REVIEW 2004	www.cibasc.com/investors 51

MAJOR CONSOLIDATED SUBSIDIARIES AND ASSOCIATED COMPANIES

	GROUP				SERVICES,
AMERICAS	HOLDING %	SELLING	MANUFACTURING	RESEARCH	FINANCE

ARGENTINA
Ciba Especialidades Químicas S.A., Buenos Aires	100	■

BERMUDA
Chemical Insurance Company Ltd., Hamilton	100				■

Ciba Specialty Chemicals Eurofinance Ltd., Hamilton	100				■

Ciba Specialty Chemicals International Finance Ltd., Hamilton	100				■

Ciba Specialty Chemicals Investment Ltd., Hamilton	100				■

BRAZIL
Ciba Especialidades Químicas Ltda., São Paulo	100	■	■

Latexia Brazil Ltda., São Paulo	100	■	■

CANADA
Ciba Specialty Chemicals Canada Inc., Mississauga	100	■

CHILE
Ciba Especialidades Químicas Ltda., Santiago de Chile	100	■	■

COLOMBIA
Ciba Especialidades Químicas S.A., Bogotá	100	■	■

Raisio Química Andina S.A., Medellin	96	■	■

GUATEMALA
Ciba Especialidades Químicas, S.A. (ACC), Guatemala	100	■	■

MEXICO
Ciba Especialidades Químicas Mexico S.A. de C.V., Mexico	100	■	■

PANAMA
Ciba Especialidades Químicas Colon S.A., Colon	100	■

UNITED STATES OF AMERICA Ciba Specialty Chemicals Corporation, Tarrytown, NY	100	■	■	■

ASIA PACIFIC

AUSTRALIA
Ciba Specialty Chemicals Pty. Ltd., Thomastown	100	■	■

BAHRAIN
Ciba Specialty Chemicals Middle East W.L.L., Manama (Al Seef District)	100	■

CHINA
Ciba Specialty Chemicals (China) Ltd., Shanghai	100	■			■

Ciba Specialty Chemicals (Hong Kong) Ltd., Hong Kong	100	■

Ciba Specialty Chemicals (Shanghai) Ltd., Shanghai	100	■

Guangdong Ciba Specialty Chemicals Co. Ltd., Panyu, Guangdong	95	■	■

Guangzhou Ciba Specialty Chemicals Co. Ltd., Guangzhou	80	■	■

Qingdao Ciba Dyes Co. Ltd., Qingdao	94	■	■

Qingdao Ciba Pigments Co. Ltd., Qingdao	91	■	■

Raisio Chemicals (Shanghai) Co. Ltd., Shanghai	100	■

Raisio Tianma Chemicals (Suzhou) Co. Ltd., Suzhou, Jiangsu	100	■	■

Shanghai Ciba Gao-Qiao Chemical Co. Ltd., Shanghai	75	■	■

Shenzhen Ciba Specialty Chemicals Co. Ltd., Shenzhen	85	■	■

Xiangtan Chemicals & Pigments Co. Ltd., Xiangtan	49	■	■

INDIA
Ciba India Private Ltd., Mumbai	100			■	■

Ciba Specialty Chemicals (India) Ltd., Mumbai (i)	69	■	■

Diamond Dye-Chem Ltd., Mumbai (ii)	69	■	■

INDONESIA
P.T. Ciba Specialty Chemicals Indonesia, Jakarta	80	■	■

PT Intercipta Kimia Pratama, Jakarta	60	■	■

PT Latexia Indonesia, Jakarta	100	■	■

JAPAN
Chemipro Fine Chemical Kaisha Ltd., Kobe	51	■	■

Ciba Specialty Chemicals K.K., Osaka	100	■		■

Musashino-Geigy Company Ltd., Kitaibaraki (Ibaraki)	60	■	■

Nippon Alkyl Phenol Co. Ltd., Tokyo	46	■	■

REPUBLIC OF KOREA (SOUTH KOREA)
Ciba Specialty Chemicals Korea Ltd., Seoul	100	■

Daihan Swiss Chemical Corporation, Seoul	100	■	■	■

Doobon Fine Chemical Co., Ltd., Chongwon-kun	63	■	■

Raisio Chemicals Korea Inc., Chonan	51	■	■

MALAYSIA
Ciba Specialty Chemicals (Malaysia) SDN BHD, Klang	70	■	■

NEW ZEALAND
Ciba Specialty Chemicals N.Z. Ltd., Auckland	100	■	■

SINGAPORE
Ciba Specialty Chemicals (Singapore) Pte. Ltd., Singapore	100	■

SOUTH AFRICA
Ciba Specialty Chemicals (Pty) Ltd., Spartan	100	■

TAIWAN
Ciba Specialty Chemicals (Taiwan) Ltd., Kaohsiung	100	■	■

THAILAND
Ciba Specialty Chemicals (Thailand) Ltd., Bangkok	100	■	■

52 FINANCIAL REVIEW 2004	Ciba Specialty Chemicals

	GROUP				SERVICES,
EUROPE	HOLDING %	SELLING	MANUFACTURING	RESEARCH	FINANCE

AUSTRIA
Ciba Spezialitätenchemie GmbH, Hard	100	■

Latexia Österreich GmbH, Pischelsdorf/Zwentendorf	100	■	■

BELGIUM
Ciba Specialty Chemicals N.V., Groot-Bijgaarden	100	■

Latexia S.A., Veurne	100				■

Raisio Belgium N.V., Veurne	100	■	■

FINLAND
Ciba Specialty Chemicals Finland OY, Helsinki	100	■

Ciba Specialty Chemicals Oy, Raisio	100	■	■	■	■

Finnamyl Oy, Raisio	100	■	■

Latexia SB Oy, Raisio	100	■	■

Latexia Suomi Oy, Raisio	100	■	■	■

Oy Kationi Ab, Raisio	100	■	■

FRANCE
Ciba Spécialités Chimiques SA, Saint Fons	100	■	■

Ciba Specialty Chemicals Masterbatch SA, Saint Jeoire en Faucigny	100	■	■	■

GERMANY
Ciba Spezialitätenchemie Grenzach GmbH, Grenzach-Wyhlen	100		■	■

Ciba Spezialitätenchemie Holding Deutschland GmbH, Lampertheim	100				■

Ciba Spezialitätenchemie Lampertheim GmbH, Lampertheim	100	■	■	■

Ciba Spezialitätenchemie Pfersee GmbH, Langweid/Lech	100	■	■	■

GREECE
Ciba Specialty Chemicals Hellas ABEE, Thessaloniki	100	■

HUNGARY
Ciba Specialty Chemicals Magyarorszag Kft., Budapest	100	■

ITALY
Ciba Specialty Chemicals S.p.A., Sasso Marconi (Bologna)	100	■	■	■

Magenta Master Fibers S.r.l., Milano	60	■	■	■

LUXEMBOURG
Ciba Specialty Chemicals Finance Luxembourg S.A., Luxembourg	100				■

NETHERLANDS
Ciba Specialty Chemicals International Nederland B.V., Maastricht	100				■

Ciba Specialty Chemicals (Maastricht) B.V., Maastricht	100	■	■	■

EFKA Additives B.V., Heerenveen	100	■	■	■

PORTUGAL
Ciba Especialidades Químicas Lda., Porto	100	■

Raisio Portugal-Produtos Químicos, Lda., Nogueira Maia	51	■

SPAIN
Ciba Especialidades Químicas S.L., Barcelona	100	■

Latexia Iberia, S.L., Madrid	100	■	■

Raisio Echeveste, S.A., Tolosa	51	■	■

SWEDEN
Ciba Specialty Chemicals Sweden AB, Göteborg	100	■

AB CDM, Västra Frölunda	100	■

Raisio Svenska AB, Gothenburg	100	■

SWITZERLAND
Ciba Specialty Chemicals Holding Inc., Basel (iii)					■

Ciba Spécialités Chimiques Monthey SA, Monthey	100		■

Ciba Spezialitätenchemie AG, Basel	100	■	■	■

Ciba Spezialitätenchemie Finanz AG, Basel	100				■

Ciba Spezialitätenchemie International AG, Basel	100				■

Ciba Spezialitätenchemie Kaisten AG, Kaisten	100		■

Ciba Spezialitätenchemie Schweizerhalle AG, Muttenz	100		■

Ciba Spezialitätenchemie Services AG, Basel	100				■

CIMO Compagnie Industrielle de Monthey SA, Monthey	50				■

TURKEY
Ciba Özel Kimyevi Ürünler Sanayi ve Ticaret Ltd., Istanbul	100	■

UNITED KINGDOM
Ciba Specialty Chemicals PLC, Macclesfield	100	■	■	■

Ciba Specialty Chemicals Investment PLC, Macclesfield	100				■

Ciba Specialty Chemicals Water Treatments Ltd., Bradford	100	■	■	■

Pira International Limited, Leatherhead	100	■		■

Raisio Chemicals UK Limited, Blackburn	100	■	■

To enhance the readability of this report and because of being less relevant, the share or quota capitals of Ciba group companies are not indicated herein, with the exception of Ciba Specialty Chemicals Holding Inc. and of Ciba Specialty Chemicals (India) Ltd., two publicly listed companies.

(i)	The shares of Ciba Specialty Chemicals (India) Ltd., Mumbai, (“CSCIL”) are listed on the Mumbai Stock Exchange (www.bseindia.com) under the scrip name “CIBA SPE CH”; the scrip code is 532184. The total market value of the 13 280 819 outstanding shares of CSCIL as of December 31, 2004 was approximately CHF 107 million (INR 4 060 million). As of December 31, 2004 the Company held 9 200 887 Equity Shares, representing 69.28 percent of the paid-up share capital of CSCIL.

(ii)	Diamond Dye-Chem Limited is a wholly owned subsidiary of CSCIL.

(iii)	Ciba Specialty Chemicals Holding Inc. is the ultimate holding company of Ciba Specialty Chemicals Group. Its Shares are listed on the Swiss Exchange and, since August 2, 2000, the Company’s American Depository Shares (“ADSs”) are listed on the New York Stock Exchange. Two ADSs represent one Share of the Company’s common stock.

FINANCIAL REVIEW 2004	www.cibasc.com/investors 53

CIBA SPECIALTY CHEMICALS HOLDING INC. FINANCIAL STATEMENTS
(in millions of Swiss francs, except share and per share data)

STATEMENT OF INCOME	2004	2003

Financial income	53	162

Total income	53	162

Administrative expenses	7	7

Depreciation on Investments	4	–

Financial expenses	20	15

Taxes	1	2

Total expenses	32	24

Profit for the year	21	138

	DECEMBER 31,	DECEMBER 31,
BALANCE SHEET	2004	2003

Assets:

Cash and cash equivalents	490	628

Short-term investments	153	119

Accounts receivable:

Subsidiaries	5	2

Third parties	–	12

Total current assets	648	761

Financial investments	2 390	2 536

Total long-term assets	2 390	2 536

Total assets	3 038	3 297

Liabilities and shareholders’ equity

Liabilities:

Subsidiaries	54	0

Third parties	30	34

Bonds	300	300

Accrued liabilities	126	126

Total liabilities	510	460

Shareholders’ equity:

Common stock	212	433

Legal reserves:

General reserve	1 420	1 556

Treasury stock reserve	240	213

Retained earnings brought forward	656	635

Total shareholders’ equity	2 528	2 837

Total liabilities and shareholders’ equity	3 038	3 297

NOTES TO THE FINANCIAL STATEMENTS OF CIBA SPECIALTY CHEMICALS HOLDING INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with the requirements of the Swiss Code of Obligations.

     The short-term positions on the balance sheet denominated in foreign currencies are translated into Swiss francs at year-end exchange rates. The resulting exchange rate differences and the differences from current business operations are charged to the income statement.

     Certain reclassifications to the 2003 footnote amounts have been made.

2. SHORT-TERM INVESTMENTS

Short-term investments include treasury stock at a book value of CHF 153 million (2003: CHF 119 million) of which CHF 152 million (2003: CHF 117 million) are related to the share buyback program on the second-trading line. See note 6.

3. CONTINGENCIES

	2004	2003

Guarantees for capital and interests for “Industrial Revenue Bonds”	284	309

Guarantees for the benefit of subsidiaries	152	149

Guarantees for bonds and notes for the benefit of subsidiaries	3 880	3 997

Total as per December 31	4 316	4 455

Ciba Specialty Chemicals Holding Inc. is part of the value-added tax group of the Swiss affiliated companies of Ciba Specialty Chemicals and is therefore jointly and severally liable to the Swiss federal tax administration for their value-added tax liabilities.

4. BONDS

In 1999, the Company issued a CHF 300 million straight bond with an interest rate of 3.25 percent. Interest payments are due on April 6 of each year. Date of repayment is April 6, 2009.

5. FINANCIAL INVESTMENTS

Financial investments include loans to subsidiaries amounting to CHF 340 million (2003: CHF 517 million). The major direct and indirect investments in subsidiaries and joint ventures of Ciba Specialty Chemicals Holding Inc. are listed in this Financial Review in the section “Major Consolidated Subsidiaries and Associated Companies”.

6. TREASURY STOCK (NUMBER)

	2004	2003

Treasury stock on January 1	4 363 901	3 192 087

Purchased at market prices	1 827 462	1 071 111

Sold at market prices	(1 963 591)	(1 202 797)

Cancellation at market prices as per resolution passed at the Annual General Meeting of the Shareholders on February 26, 2004	(1 303 500)	–

Purchased at market prices on second-trading line	1 762 000 (i)	1 303 500

Treasury stock on December 31	4 686 272	4 363 901

(i)	The Company’s Board of Directors proposes to the shareholders to reduce the Company’s share capital by a cancellation of these 1 762 000 shares acquired in connection with the Company’s share buyback program. The shareholders will vote on this proposal at the Annual General Meeting of the Shareholders on March 3, 2005.

54 FINANCIAL REVIEW 2004	Ciba Specialty Chemicals

7. COMMON STOCK

The Annual General Meeting of the Shareholders on April 20, 1998 and on February 26, 2004 resolved the following:

AUTHORISED INCREASE OF COMMON STOCK

Until February 26, 2006 the Board of Directors is allowed to issue up to 4 million fully paid in registered shares at a par value of CHF 3 per share. This would result in an increase of the common stock by up to CHF 12 million.

CONDITIONAL INCREASE OF COMMON STOCK

The Company’s common stock can be increased by issuance of up to 4 million fully paid in registered shares at a par value of CHF 3 per share. This increase of the common stock by up to CHF 12 million is restricted to the execution of option and conversion rights. The subscription rights of the existing shareholders may be excluded.

     The Company’s common stock can be increased by issuance of up to 2 million fully paid in registered shares at a par value of CHF 3 per share. This increase of the common stock by up to CHF 6 million is restricted to the execution of option and conversion rights granted to the Company’s employees.

8. MAJOR SHAREHOLDERS

According to our knowledge the following shareholders hold more than 2 percent of the Company’s common stock:

	2004	2003

Chase Nominees Ltd, London*	4.9%	5.6%

UBS Fund Management (Switzerland) AG, Basel	2.0%	–

(*registered as nominees)

These shareholders may use their voting rights up to 2 percent of the common stock.

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	2004	2003

Retained earnings of previous year	635	497

Profit for the year	21	138

Total retained earnings	656	635

Distribution of a dividend of CHF 1.00 gross (2003: 0.00 CHF) on 66 140 345 registered shares with a nominal value of 3.00 CHF per share (excluding treasury stock)	66	–

Balance to be carried forward	590	635

REPORT OF THE STATUTORY AUDITORS TO THE GENERAL MEETING OF THE SHAREHOLDERS OF CIBA SPECIALTY CHEMICALS HOLDING INC., BASEL

As statutory auditors, we have audited the accounting records and the financial statements (statement of income, balance sheet, notes and proposed appropriation of retained earnings, see pages 54 to 55) of Ciba Specialty Chemicals Holding Inc., for the year ended December 31, 2004.

     These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

     Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the accounting records and financial statements and the proposed appropriation of retained earnings comply with Swiss law and the Company’s articles of incorporation.

     We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Cherrie Chiomento (in charge of the audit)	Manuel Aeby

Zurich, January 21, 2005

FINANCIAL REVIEW 2004	www.cibasc.com/investors 55

GLOSSARY OF FINANCIAL TERMS

BASIC EARNINGS PER SHARE
is defined as net income divided by the weighted average number of common shares outstanding during the reporting period.

CASH FLOWS FROM OPERATING ACTIVITIES
is the net cash provided from the principal revenue-producing activities of the business. It excludes financing and investing activities.

CASH FLOW HEDGES
are hedges of the exposure to variability in expected future cash flows that is attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction.

COMMERCIAL PAPER
are short-term borrowings in the capital markets that are typically due within 30 to 270 days from the date of issuance and are issued by companies with good credit ratings.

COMPREHENSIVE INCOME
is the change in equity of the Company during the year from transactions and other events, other than dividends paid, treasury stock and common stock transactions. It includes (i) net income for the year; (ii) the current year’s currency translation adjustment; (iii) the current year’s unrealized gains and losses on available-for-sale securities, net of tax; (iv) the changes in the effective portion of derivative financial instrument’s fair value, net of tax, that qualify and that are designated as cash flow hedges and (v) the change in the minimum pension liability, less the corresponding intangible asset, net of tax.

CONVERTIBLE BONDS
are debt instruments that may be converted into shares based on predefined conditions as stipulated in the debt agreement.

DEFINED BENEFIT PENSION PLAN
is a pension plan that provides employees at their date of retirement, a predefined payment. The payment is, depending on the benefit plan, a function of one or more factors such as age, years of service or compensation level of the employee.

DEFINED CONTRIBUTION PENSION PLAN
is a pension plan for employees that provides the employees, at the date of their retirement, benefits based on the amount of capital paid-in by the participant or the Company, plus returns earned on the investment of those contributions.

DERIVATIVES, DERIVATIVE FINANCIAL INSTRUMENTS
are financial contracts or agreements, the value of which is linked to current or future interest rates, exchange rates, prices of securities, or financial or commodity indices. Derivative financial instruments used by the Company include forward exchange contracts, options and interest and currency swaps. The Company uses these instruments to reduce its exposure to adverse fluctuations in interest and exchange rates and other market risks.

DILUTED EARNINGS PER SHARE
is similar to basic earnings per share (net income divided by the weighted average number of common shares outstanding) except that it reflects the potential dilution that could occur if dilutive securities, such as stock options and convertible debt, were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the earnings of the Company. Antidilutive effects are not considered.

EBITDA
is calculated as operating income plus depreciation and amortization, and is reconciled to net income in the Business Segment Data section of the Consolidated Financial Statements.

EBITDA MARGIN
is EBITDA expressed as a percentage of net sales.

EQUITY PER SHARE
is calculated by dividing total shareholders’ equity by the number of outstanding common shares (total common shares issued less treasury shares) at the balance sheet date.

FAIR VALUE HEDGES
are hedges of the exposure to changes in the fair value of a recognized asset or liability, or an identified portion of such asset or liability, (the hedged item) that is attributable to a particular risk.

FREE CASH FLOW
is cash flows from operating activities from continuing operations before restructuring payments, less net cash from investing activities before sale (acquisition) of businesses, net of cash, less a pro forma dividend of CHF 2 per share.

GOODWILL
is recognized in an acquisition of a business if the amount of the consideration paid by the Company is in excess of the fair value of the acquired entity’s tangible and identifiable intangible net assets.

GROSS PROFIT MARGIN
is gross profit expressed as a percentage of net sales.

A HEDGE
is an economic relationship between a hedged item and a derivative financial instrument whereby losses or gains are expected to offset each other in whole or in part.

A HEDGED ITEM
is specifically identified as either all or a specific portion of a recognized asset, a liability, a forecasted transaction or of an unrecognized firm commitment.

HEDGE EFFECTIVENESS
is the portion of the derivative financial instrument’s change in fair value that offsets the change in the fair value or cash flows of the hedged item.

HEDGE INEFFECTIVENESS
is the amount by which the derivative financial instrument’s change in fair value does not equal the change in fair value or cash flows of the hedged item.

INTENSITY
is an amount expressed as a percentage of net sales. Intensity of inventories is equal to the inventories divided by net sales. Intensities of accounts receivables and accounts payable are calculated correspondingly.

INVESTED CAPITAL
is calculated as total assets less non-interest bearing current liabilities (i.e. accounts payable, income taxes payable, accruals and other current liabilities, except the current portion of deferred tax liabilities) and less deferred tax assets.

NET CASH PROVIDED BY OPERATING ACTIVITIES
has the same meaning as Cash Flows from Operating Activities.

NET CURRENT OPERATING ASSETS
is the sum of inventories and accounts receivable less accounts payable.

NET DEBT
is the sum of short-term debt and long-term debt less cash and cash equivalents and short-term investments.

NET SALES DEVELOPMENT PERCENTAGE
is the change in the current period’s net sales in Swiss francs over the previous period’s sales in Swiss francs expressed as a percentage.

NET SALES DEVELOPMENT PERCENTAGE, IN LOCAL CURRENCIES
is the change in the current period’s net sales in local currencies over the previous period’s net sales in local currencies expressed as a percentage.

OPERATING INCOME MARGIN
is operating income expressed as a percentage of net sales.

OTHER INTANGIBLE ASSETS
are assets (excluding financial assets) that lack physical substance, not including goodwill. They may include, but are not limited to, such assets as trademarks; trade names; patented and unpatented developed technology and know how, trade secrets, including processes and formulations; certain agreements such as licensing, royalty, not-to-compete, supply contracts, operating permits; and customer relationships, lists and contracts.

56 FINANCIAL REVIEW 2004	Ciba Specialty Chemicals

CONTACT INFORMATION

Ciba Specialty Chemicals Inc.
Klybeckstrasse 141
CH-4002 Basel
Switzerland
Tel. +41 61 636 1111
Fax +41 61 636 1212

INTERNET ADDRESS
www.cibasc.com

GROUP COMMUNICATIONS	INVESTOR RELATIONS
For media inquiries, please contact:	For investor or analyst inquiries, please contact:

HEADQUARTERS Switzerland Thomas Gerlach Tel. +41 61 636 4444 Fax +41 61 636 3019	HEADQUARTERS Switzerland Matthias A. Fankhauser Tel. +41 61 636 5081 Fax +41 61 636 5111

United States Kevin Bryla Tel. +1 914 785 2692 Fax +1 914 785 2211	Siegfried Schwirzer Tel. +41 61 636 5084 Fax +41 61 636 5111

Japan Emiko Kawano Tel. +81 3 5403 8220 Fax +81 3 5403 8223	SHARE REGISTER To report shareholder address or other changes, please contact:

Singapore Yvonne Chan Tel. +65 6890 6130 Fax +65 6890 6107 United Kingdom Patrick Gorman Tel. +44 1625 888 288 Fax +44 1625 619 002	Share Register Ciba Specialty Chemicals Holding Inc. P.O. Box CH-4002 Basel Switzerland Tel. +41 61 636 5791 or + 41 61 636 3559 Fax +41 61 636 5243

Ciba Specialty Chemicals’ 2004 Annual Report
consists of the Business Review and the Financial Review.

The documents are published in both English and German.

This report was produced using Ciba Specialty Chemicals’ products contained in papers, inks and other materials.

The 2004 Annual Report was developed and written by Group
Communications, Corporate Finance and Group Service Law
& Environment, Ciba Specialty Chemicals.

© Ciba Specialty Chemicals Inc. 2005

Design and production: Com.factory AG, Basel
Printed in Switzerland by Birkhäuser+GBC AG

FINANCIAL CALENDAR

CIBA SPECIALTY CHEMICALS REPORTING DATES:
First Quarter 2005 financial results	April 21, 2005
First Half 2005 financial results	August 18, 2005
Third Quarter 2005 financial results	November 2, 2005
The Annual General Meeting of Shareholders for the 2004 financial year will take place on in Basel, Switzerland.	March 3, 2005
Expected dividend payment date	March 8, 2005
Expected payment from capital reduction	May 18, 2005

FINANCIAL REVIEW 2004	www.cibasc.com/investors

Ciba Specialty Chemicals	Klybeckstrasse 141, CH-4002 Basel, Switzerland

Lance Whitney, Information Technology, USA; Steve Walmsley, Environment, Health & Safety, UK; Christopher Wain, Process Development, UK; Ted Wilson, Finance, New Zealand; Annie Theunissen, Supply & Demand, The Netherlands; James Wang, Sales & Marketing, Taiwan; Lutz Völlger, Technical Operations, Taiwan; Marie-Lou Z'graggen, People Development, Switzerland; Esnaini Subari, Finance, Malaysia; Joëlle Truilhé, Finance, France; Hongbin Zhang, Sales & Marketing, Switzerland; Linda Walters, Human Resources, South Africa; Marc Vertonghen, Supply Chain, Belgium; Josef Puhr, Production, Austria; Maureen Walsh, Site Engineering, UK; Frank Wan, Research & Development, China; Holly Xiong, Sales & Marketing, China; Maarten Zuiderduin, Account Management, Belgium; Renate Uebelher, Business Services, Austria; Ken Tan, Sales, Australia; Alan Stevenson, Supply & Demand, UK; Josef Schimann, Engineering, Austria; Astrid Sánchez, Supply Chain, Panama; Eduard Puigvehi, Sales & Marketing, Spain; Antoni Pradas, Supply Chain, Spain; Haijiang Pan, Production, China; Erin Osborne, Engineering, Australia; Junaidi Muhamad Zen, Technical Center, Singapore; Gurses Oner, Sales & Marketing, Turkey; Aldo Oliveira, Technical Purchasing, Brazil; Zhongyi Mou, Engineering, China; Bruno Martini, Sales & Marketing, Austria; Ian Macefield, Sales & Marketing, UK; Ronald Visser, Sales & Marketing, Belgium; Lynn Lyons, Research & Development, UK; David Kryl, Production, China; Melissa Jackaman, Technical Operations, Australia; Andy He, Sales & Marketing, China; Ivanov Konstantin, Sales, Austria; Ellen Groombridge, Accounting & Control, UK; Maria Gavrilidou, Supply Chain, Greece; Héctor Galicia, Automation, Mexico; Dawn Foley, Quality Assurance, UK; Araceli Flores, Purchasing, Mexico; Paul Ferrier, Manufacturing, UK; Bob Eveland, Technical Operations, USA; Celso Duarte, Supply Chain, Brazil; Shiquan Ding, Production, China; Brian Davidson, Finance, Canada; John Danily, Environment, Health & Safety, Australia; Christine Dalkrani, Finance, Greece; Frank Crisafio, Technical Operations, Australia; Felipe Coca, Environment, Health & Safety, Mexico; Harald Chrobaczek, Research & Development, Germany; Su Lee Chong, Sales & Marketing, Singapore; Wai Kit Cheong, Account Management, Malaysia; Russell Brown, Account Management, Australia; Gerhard Bert, Sales & Marketing, Germany; Scott Bai, Account Management, China; Carla Atsma, Technical Services, The Netherlands; Wouter Alluyn, Ciba® Expert Services, Belgium; María Teresa Alegría, Environment, Health & Safety, Mexico; Marco Breschi, Sales & Marketing, South Africa; Gunna Ahmed, Demand, Supply & Inventory, UK; Nico Aelmans, Research & Development, Belgium; Stephen Adkins, Research & Development, UK; Thomas Boss, Finance & Control, Bahrain; Giorgio Macor, Business Development, Italy; Severin Müller, Ciba® Expert Services, Switzerland; Maria Li, Sales & Marketing, China; Tiina Luttikhedde, Research & Development, Finland; Robina Tuxford, Administration, Australia; Viktor Kramer, Production, Germany; Asli Sagkol, Production, Germany; Mia Lindström, Technical Operations, Finland; Willa Washington, Site Infrastructure Services, USA; Guillermo Vazquez, Production, Mexico; Karen Nichols, Voice & Video, USA; Silvia Gouveia, Customer Technical Services, Brazil; Margot Clauss, General Client Services, Switzerland; Ranjan Jain, Purchasing, India; Hector Carrillo, Maintenance, Mexico; Doug Braham, Technical Services, Australia; Devan Govender, Technical Services, South Africa; Rob Farrugia, Technical Operations, Australia; Isabel Hirschmuller, Sales & Marketing, Switzerland; Simon Lawrence, Product Safety, Switzerland; Frank Guo, Business Development, China; Petros Anastasiou, Finance, Greece; Marcos Vega, Supply Chain, Mexico; Sandra Troncon, Customer Services, Belgium; Bill Abey, Accounting, Australia; Brenda Ambrose, Supply Chain, USA; Anders Andén, Accounting, Sweden; Malu Arrioja, Process & Technology, Mexico; Jutta Kern, Group Communications, Switzerland; Stephen Scammell, Sales & Marketing, Australia; Ester Blom, Maintenance & Engineering, The Netherlands; Bert Broek, Sales, Belgium; Aycan Ergec, Sales & Marketing, Turkey; Christine Frost, Finance, Australia; Oliver von Allmen, Controlling, Switzerland; Avesha Gounden, Supply Chain, South Africa; Erman Ergin, Sales & Marketing, Turkey; Jane Azzopardi, Supply Chain, Australia; Barbro Guse, Sales & Marketing, Sweden; Andrey Inozemtsev, Sales Management, Ukraine; Beatrice Lächler, Human Resources, Switzerland; Karl Lagman, Production, New Zealand; Annika Loeb, Supply Chain, Sweden; Adriano Morais, Facility Management, Portugal; Keith Parker, Sales, Australia; Robert Atanasovski, Production, Australia; Tim Adams, Information Technology, USA; Helen Aggelidis, Finance, Australia; Elizabeth Amézquita, Process & Technology, Mexico; José Luis Arellano, Site Services, Mexico; Steven Xu, Business Support Center, China; Camille Bovy, Information Technology, The Netherlands; Karine Adhumeau, Marketing Communications, Switzerland; Noorul Azwin, Purchasing & Logistics, Malaysia; Tom Barber, Regulatory Services, USA; Thorsten Bauer, Business Development, The Netherlands; Fabrice Bauters, Sales, Belgium; Michael Beyer, Finance, Australia; Jay Bezek, Supply Chain, USA; Pelle Bles, Finance, The Netherlands; Glenda Bodenheimer, Ciba® Expert Services, USA; Rob Bos, Quality Control, The Netherlands; Khalid Boughardain, Marketing, Belgium; Cheryl Vermaak, Supply Chain, South Africa; Chir Bours, Technical Center, The Netherlands; Madeline Tan, Sales & Marketing, Singapore; Diana Lagalante, Marketing Communications, Switzerland; Debbie Braham, Customer Care, Australia; Pierre Braken, Research & Development, The Netherlands; Jason Atkinson, Information Technology, Australia; Enid Bonilla, Supply Chain, USA; Sibel Can, Research & Development, Turkey; Stuart Carliell, Finance, South Africa; Ismail Çerçioğlu, Sales & Marketing, Turkey; John Lee, Supply Chain, China; John Cromb, Information Technology, Belgium; Yves Christiaens, Sales Management, Benelux; Frank Colaci, Account Management, Australia; Wendy Cromhout, Information Management, South Africa; Eric Danton, Supply Chain, Australia; Frank Decabooter, Research & Development, Belgium; Mattias Landgren, Supply Chain, Sweden; Scott Bower, Production, USA; Graham Dickinson, Environment, Health & Safety, Australia; Fikret Durmuşoğlu, Sales & Marketing, Turkey; Matthew Domingue, Information Technology, Australia; Ondina Fernandes, Supply Chain, Portugal; Arturo Vergara, Human Resources, Mexico; Gudrun Forsén, Finance, Sweden; Lars Hjortsberg, Sales, Sweden; Fernando Ribeiro, Sales, Portugal; Alie Boschma, Business Control, The Netherlands; Artur Rocha, Supply Chain, Portugal; Max Schweizer, Sales & Marketing, Singapore; Dean Zhou, Strategic Sourcing, China; Louis Tsai, Sales, Taipei; Marianne Bruun, Supply Chain, Sweden; John Gerring, Human Resources, Australia

Ciba

TOGETHER

ANNUAL REPORT

Business Review 2004

CONTENTS
2	LETTER TO SHAREHOLDERS
4	CORPORATE GOVERNANCE
5	ORGANIZATIONAL STRUCTURE
6	CUSTOMER INTIMACY
8	CROSS-SEGMENT COOPERATION
10	PORTFOLIO DEVELOPMENT
12	HUMAN RESOURCES
14	COMMUNITY RELATIONS
16	SOCIAL RESPONSIBILITY
18	PRODUCT STEWARDSHIP
20	ENVIRONMENTAL PERFORMANCE
26	CORE COMPETENCIES
27	GLOBAL NETWORK OF MAJOR LOCATIONS/CONTACTS

BUSINESS REVIEW 2004	Ciba Specialty Chemicals

FINANCIAL SUMMARY 2004

(in millions of Swiss francs, except per share data)

Year ended December 31,
STATEMENTS OF INCOME	2004	2003

Net sales	7 027	6 646

Gross profit	2 171	2 067

Operating income before restructuring and special charges	610	571

Restructuring and special charges (a)	(91)	0

Operating income	519	571

Financial income and expense, net	(147)	(132)

Income from continuing operations before income taxes and minority interest	372	439

Provision for income taxes	(85)	(74)

Minority interest	(4)	(5)

Income from continuing operations	283	360

Income from discontinued operations, net of tax (b)	28	0

Cumulative effect of change in accounting principles, net of tax	0	(16)

Net income	311	344

Net income before restructuring and special charges (a)	379	344

EBITDA before restructuring and special charges (d)	1 004	937

Earnings per share, basic and diluted

Continuing operations	4.28	5.26

Discontinued operations	0.43	0.00

Cumulative effect of change in accounting principles	0.00	(0.23)

Net income per share	4.71	5.03

December 31,
BALANCE SHEETS	2004	2003

Current assets	4 382	4 939

Property, plant and equipment, net	3 015	2 963

Other long-term assets	3 609	3 196

Total assets	11 006	11 098

Current liabilities	2 140	1 780

Long-term liabilities	4 647	5 011

Minority interest	68	62

Shareholders’ equity	4 151	4 245

Total liabilities and shareholders’ equity	11 006	11 098

Year ended December 31,
STATEMENTS OF CASH FLOWS

Net cash provided by operating activities	631	1033

Net cash used in investing activities	(1 051)	(239)

Net cash used in financing activities	(304)	(742)

Effect of exchange rate changes on cash and cash equivalents	(48)	(27)

Net increase (decrease) in cash and cash equivalents	(772)	25

BUSINESS REVIEW 2004	Ciba Specialty Chemicals

SALES
in millions CHF			PERCENTAGE CHANGE
IN LOCAL
	2004	2003	CURRENCIES	(d)	IN CHF

PA	1 895	1 822	+7		+4

CE	1 818	1 807	+3		+1

WPT	2 014	1 616	+27		+25

TE	1 300	1 401	-5		-7

Group	7 027	6 646	+8		+6

OPERATING INCOME
in millions CHF

	2004	% OF SALES	2003	% OF SALES

PA	224	11.9	165	9.1

CE	291	16.0	300	16.6

WPT	126	6.3	130	8.1

TE	61	4.7	69	4.9

Corporate	(183)		(93)

Group	519	7.4	571	8.6

EBITDA(c)(d)
in millions CHF

	2004	% OF SALES	2003	% OF SALES

PA	319	16.8	265	14.6

CE	394	21.7	397	22.0

WPT	257	12.7	233	14.4

TE	117	9.0	129	9.2

Corporate	(83)		(83)

Group	1 004	14.3	937	14.1

(a)	Restructuring and special charges of CHF 91 million comprise CHF 80 million relating to Project Shape, announced in October 2004 to integrate the Raisio Chemicals acquisition and accelerate the refocus of Textile Effects to its customer base in Asia, and CHF 11 million for the expensing of acquired in-process research and development costs resulting from the Raisio Chemicals acquisition. Restructuring and special charges, net of taxes of CHF 23 million would be CHF 68 million.

(b)	Income from discontinued operations of CHF 28 million results from the release of reserves established in 2000 when the Company divested its Performance Polymers business, following the settlement in 2004 of certain arbitration proceedings.

(c)	EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is shown before restructuring and special charges.

(d)	Free cash flow, amounts in local currencies and EBITDA are non-U.S. GAAP financial measures, the use of which is further discussed in the Financial Review in this Annual Report.

BUSINESS REVIEW 2004	www.cibasc.com

TOGETHER WE ARE CIBA SPECIALTY CHEMICALS

WHO WE ARE

CIBA SPECIALTY CHEMICALS IS MORE THAN A CHEMICAL COMPANY. WE DELIVER VALUE BEYOND CHEMISTRY.

Ciba Specialty Chemicals is a leading company dedicated to producing high-value effects for our customers’ products. Our specialty chemicals, added in small quantities, enhance the performance, look and feel of the final product.

Business success is driven by our long-term strategy of innovation and continuous operational improvements.

Ciba Specialty Chemicals brings new and creative thought to the processes and products of our customers in more than 120 countries and additionally, offers customers around the world and throughout the value chain, comprehensive online service 24 hours a day and 7 days a week.

OUR VISION

WE CREATE EFFECTS TO IMPROVE THE QUALITY OF LIFE.

We add performance, protection, color and strength to automobiles, clothing, packaging, home and personal care products and much more.

OUR MISSION

CIBA SPECIALTY CHEMICALS IS A GLOBAL LEADER, COMMITTED TO BEING NUMBER ONE IN ALL OUR CHOSEN MARKETS.

We strive to be the partner of choice for customers seeking innovative effects to enhance the performance of their products.

OUR STRATEGY

CIBA SPECIALTY CHEMICALS PLACES THE CUSTOMER FIRST.

Our aim is to make our operations faster and more flexible, to increase our focus on customers and markets in order to drive profitable growth and to maximize value for our shareholders. A lean, industry-targeted organization, with best-in-class manufacturing, aligns Ciba Specialty Chemicals closely with its customer industries. All four business segments ...

•	PLASTIC ADDITIVES

•	COATING EFFECTS

•	WATER & PAPER TREATMENT

•	TEXTILE EFFECTS

... have strong market positions and provide the best and most complete service to their specific customer industries.

WE OFFER LEADING-EDGE INNOVATION.

We enable beneficial features that make every-day products better and breakthrough products possible. We offer our customers both quantum leap innovation as well as steady improvements by fostering a culture of innovation and by sharing and leveraging our core competencies.

WE HELP OUR CUSTOMERS SUCCEED.

We do not simply sell products; we work alongside our customers – and our customers’ customers. We engage closely with the markets we serve, drawing on our applications expertise and industry knowledge to ensure our products offer maximum benefit, all along the value chain.

WE WANT THE BEST PEOPLE TO WORK FOR CIBA SPECIALTY CHEMICALS.

We attract, develop and retain the very best. We want our people to be empowered to explore the creative ideas that will spur us to profitable growth.

BUSINESS REVIEW 2004	www.cibasc.com

LETTER TO SHAREHOLDERS

DEAR SHAREHOLDERS

2004 proved to be a significant year for the Company, one in which we took some major decisions and managed demanding market conditions. The acquisition of Raisio Chemicals, with CHF 650 million in sales, has put us in a leading position to supply the paper industry, and Project Shape is addressing the integration of Raisio Chemicals, as well as the refocus of our textile business to adapt to the shifting customer base to Asia. We were able to increase both sales and profitability over the previous year, despite a demanding competitive environment and a severe currency impact, including a 9 percent weakening of the U.S. dollar in the fourth quarter alone. We addressed these challenges head-on and are well positioned for the future.

     On this basis, at the Annual General Meeting on March 3, 2005, the Board of Directors will once again propose a shareholder payout of CHF 3 per share, by an additional reduction of the nominal value from CHF 3 to CHF 1 and a CHF 1 dividend.

SOUND PERFORMANCE DESPITE DEMANDING ENVIRONMENT

2004 presented some immediate challenges – geopolitical conflict contributed to record high oil prices, and our industry like many others, is also faced with a very weak U.S. dollar. However, an expanding EU, developing nations like India and South America and, to a greater extent Asia Pacific, particularly China, provide us with exciting longer term opportunities.

     Sales for the year were up 6 percent in Swiss francs compared with 2003 and 8 percent higher in local currencies, at slightly above CHF 7 billion. Raisio Chemicals’ sales were up 7 percent in local currencies. Excluding the effect of acquisitions, Group sales in local currencies were up 2 percent, although exchange rate changes, particularly the continued weakening of the U.S. dollar, led to flat sales in Swiss francs. Over the year in local currencies, with the exception of the U.K., we saw improved sales growth across Europe. The United States, our largest market, was up 4 percent, and South America and China saw particularly strong double-digit growth. Three out of the four segments saw sales increases over 2003, excluding acquisitions – Plastic Additives was up 6, Coating Effects 3, and Water & Paper Treatment up 2 percent. Textile Effects reached only 95 percent of last year’s sales levels, down 5 percent. Project Shape is designed, in part, to address many of the influencing underlying structural factors.

     Including acquisitions, profitability increased over the previous year with an EBITDA margin of 14.3 percent of sales. This figure was impacted by the inclusion of Raisio Chemicals, which as expected, is still below average margins. Excluding acquisitions, the EBITDA margin increased to 14.7 percent of sales. Again, we were negatively impacted by the strength of the Swiss franc, but this was counteracted to some degree by a strong focus on cost management, purchasing efficiencies and more U.S. dollar based buying. We also actively managed sales price increases to offset anticipated rising raw material costs.

     Net income for 2004, excluding restructuring and special charges, was CHF 379 million, resulting in a corresponding earnings per share of CHF 5.74. The net income impact in the fourth quarter for restructuring and special charges was CHF 68 million, which resulted in net income of CHF 311 million and earnings per share of CHF 4.71.

     The balance sheet remains strong after the acquisitions in 2004, as well as the repurchase of shares over the second trading line. Net debt after acquisitions was CHF 1.84 billion, with free cash flow at CHF 270 million. Included in free cash flow are cash outs of around CHF 46 million for specific acquisition-related one time measures, including the build up of current assets for a new plant. Net current operating assets at the end of 2004, were 5 percent higher than the very low level reached at the end of 2003.

     On behalf of the Board, I thank all our employees globally, for their commitment and strong performance throughout the year.

SHAPING THE BUSINESS FOR PROFITABLE GROWTH

Implementing Project Shape remains a priority for 2005. We are well on track with the full integration of Raisio Chemicals into the Water & Paper Treatment Segment.

     The two businesses fit together well and have substantial opportunities for further market penetration and cross-selling. The acquisition has also further strengthened our geographic presence in the Nordic region and China. After the completion of the integration process and Project Shape, we are looking for a 14-15 percent EBITDA margin for the Water & Paper Treatment Segment in 2006.

     The second focus of Project Shape is to accelerate the strategy to rationalize the textiles business in Europe and refocus towards Asia, aligning it with the move of customers to the region.

     Implementing Project Shape will also involve the reduction of approximately 950 positions. By the end of 2004, 250 people had already left the Company. We are doing everything we can to take good care of the people impacted.

2 BUSINESS REVIEW 2004	Ciba Specialty Chemicals

The cost of Project Shape will be CHF 125 million after taxes and will result in annualized cost savings, beginning in 2007, of CHF 90 million after taxes following its full implementation. In 2004, CHF 57 million out of the CHF 125 million total, had already been incurred.

     To further streamline our Group structure, we integrated the Home & Personal Care Segment into two other existing segments. The integration is complete and we have already seen resultant cost savings.

     Having now regrouped into four customer-focused segments and harmonized our global supply chain, we are focusing on further streamlining business processes.

GEOGRAPHIC ALIGNMENT AND NEW MARKET OPPORTUNITIES

Leveraging geographic growth potential and developing new, untapped business opportunities remains one of our most important tasks. In 2004, we took further steps to strengthen our business in Asia across all segments. The new R&D center in Shanghai is now operational. It is a central part of our strategy to expand our R&D network into a truly global operation and bring innovative solutions direct to local marketplaces. In 2004, we invested in China and Taiwan, and we are continuing to assess increased production capacity needs.

     Developing these opportunities is key to our delivery on profitable growth. This has also led us to the expansion of integrated customer solutions and services, as well as initiatives focused on end-user markets, employing all of our scientific technologies and expertise. We anticipate for example, this approach being successful in targeting the packaging industry, where we have assembled expertise across the Group to capitalize on the trend for smart packaging.

     We have also extended and reinforced our Ciba® Expert Services portfolio by acquiring Pira International. Pira has long been a leader in research, testing and consultancy for the packaging, paper, printing and publishing industries and this brings us an additional source of specialist knowledge for customers in key markets.

INNOVATION IS THE DRIVING FORCE

In 2004, we invested CHF 288 million in research and development and have over 1500 people assigned to it. One of our “Managing for Growth” projects developed the potential of micro encapsulation with the launch of Ciba® ENCAPSULENCE™ PC140 for high performance clothing with temperature regulation. This technology has applications in everything from shipping to refrigeration to electronics. The Ciba Research Fund currently has more than 20 potentially high-reward projects under development. In addition, our traditional R&D effort continues to turn out important new products like Ciba® Prime IT™ – a unique, patented treatment that transforms plastic into a high quality print medium. Its value to the USD 400 billion packaging industry is very significant. The plastic cover of this annual report is printed with Ciba® Prime IT™.

SUSTAINABLE BUSINESS

This 2004 annual report has taken another step towards our aim of connecting financial and business results more fully with our social and environmental performance. We are committed to achieving good performance in all three areas and believe strongly that being a responsible and sustainable business is fundamental to delivering long term, sustainable, profitable growth for shareholders.

     Environmental targets for 2004-2006, summarized as 0-10-10, aim for zero lost-time accidents through a program that emphasizes care, attention and effective training, as well as reductions in water use and CO2 emissions by 10 percent each. By the end of 2004, we were already well on track towards reaching these goals. We are also increasing our focus on suppliers, through assessments, with the objective to select partners who take their environmental and social responsibilities seriously as well.

OUTLOOK

Our inherent strength, along with the measures taken in 2004 and a clear strategic focus, provide the basis for confidence going forward. However, we expect to continue to face some difficult challenges in 2005, particularly a tough competitive environment, rising raw material prices and ongoing negative currency impact. Assuming business conditions in 2005 are equivalent to last year and that currency levels do not worsen further, the Company expects higher sales in local currencies and, in Swiss francs, EBITDA and comparable net income above last year’s levels. Free cash flow in 2005 is expected to be between CHF 250 and CHF 350 million.

     I thank you, our shareholders, for your trust and continuous loyalty.

WITH BEST REGARDS,

ARMIN MEYER
Chairman of the Board and Chief Executive Officer
Ciba Specialty Chemicals

BUSINESS REVIEW 2004	www.cibasc.com 3

CORPORATE GOVERNANCE

The Board of Directors of Ciba Specialty Chemicals defines the strategic direction and supervises the overall affairs of the Company, while the implementation of strategies and the day-to-day management is vested in the Executive Committee. The Board meets at least five times per year and has formed four standing Board Committees – Audit, Finance, Human Resources and Nomination, and Compensation. The Board continues to commit itself to maintaining the highest standards of integrity and transparency in its governance of the Company, reflecting recent developments in corporate governance principles including the Swiss Code of Best Practice and the Sarbanes-Oxley Act of 2002.

     The Board believes that it is in compliance with well-recognized corporate governance standards, in particular with regard to:

•	A Lead Director (to complement the Chairman of the Board) entitled to convene on his own and chair meetings of the Board; in addition the Lead Director chairs the Compensation Committee; based on interviews with other Board members, he prepares a review of the Chairman. He may act as a liaison between the Board and the Chairman in delicate matters

•	Broad supervisory and reviewing powers for the Board, directly supported by Internal Audit

•	Independence of Board Members who are all non-executives of the Company, with the exception of the Chairman

•	Independence of Board Committee Members who are equally all non-executives, with one exception being the Chairman, serving on the Human Resources and Nominations, and Finance Committees

•	Having Audit Committee Members who are all non-executives with significant expertise, particularly in the area of finance

•	Having Compensation Committee Members who are non-executives with broad practical experience in the area of employee and executive compensation

•	An annual self-assessment of the Board

•	Receiving and providing continuous and comprehensive information including periodic and yearly reports prepared by management on finances, strategies, research and development, production planning and risk management

TOPICS OF THE BOARD IN 2004

Apart from the ongoing overall supervision of the Company’s affairs, corporate governance and the preparation of the annual accounts and the Annual General Meeting of the Shareholders, the Board put particular emphasis for the financial year 2004 on the following topics: group business strategy, M&A, IT and Enterprise Resource Planning (ERP) strategy, and an assessment of Internal Audit.

The Company’s full corporate governance report appears in the Financial Review in this Annual Report.

4 BUSINESS REVIEW 2004	Ciba Specialty Chemicals

ORGANIZATIONAL STRUCTURE

BUSINESS REVIEW 2004	www.cibasc.com 5

TOGETHER WITH OUR CUSTOMERS

In every lab, in every office, at every meeting, in every telephone call and e-mail – the most important person often isn’t there: the customer. Successful companies have long realized that there is more to attracting and holding a market than simply making great products. As in any good relationship, awareness is essential: understanding the customer’s own situation, concerns, expectations and needs, both stated and unstated. Only then does the customer gain the full benefits of innovation – effects that transform products and inspire improvements in the quality of life.

Ciba Specialty Chemicals is determined to create the greatest opportunities for profitable, sustainable growth from each of its customer contacts. This means making conscious efforts to shorten the distance to the customer, adding specialized expertise in the disciplines of marketing and sales to Ciba’s existing strengths in technology and applications.

BUILDING SKILLS IN CUSTOMER RELATIONSHIPS

Ciba Specialty Chemicals has established a Marketing & Sales Board to build on the experience of the “Managing for Growth” program, creating cross-segmental processes in support of stronger customer orientation. The Marketing & Sales Board has three immediate objectives: marketing and sales training; support for global and key accounts; and developing Company-wide tools to implement marketing and sales strategy. The overall goal is to manage each customer relationship in the most productive way: anticipating needs, delivering value and unlocking potential.

     Following a global survey and drawing on the experience of academic and corporate experts, Ciba Specialty Chemicals will roll out in 2005 a worldwide program of marketing and sales training, testing and qualifications, allowing for continuous improvement in marketing skills through seminars, structured feedback and e-learning. In addition, it will be coordinating management, processes and responsibilities across the regions and segments for its corporate and global accounts – ensuring that the Company and its customers alike benefit from an optimized relationship.

CIBA® EXPERT SERVICES: “OUR KNOWLEDGE – YOUR ADVANTAGE”

Closeness to the customer is also the principle behind Ciba® Expert Services, a new business unit which delivers consultancy and service packages in areas where Ciba Specialty Chemicals has widely acknowledged proficiency: environment, regulation, safety, testing, color management and education – and now, with the acquisition of Pira International, industry expertise in printing, packaging, publishing and paper.

Ciba® Expert Services sells knowledge-based services to customers, both internal and external. As a professional services provider, it operates separately from Ciba Specialty Chemicals’ product businesses; maintains the highest standards of neutrality, objectivity and confidentiality; and always delivers the best solutions for customers – irrespective of whether this involves Ciba’s products or not. Ciba® Expert Services is able to combine deep experience with global reach – which is why companies such as Pfizer (a customer for safety services, analytic testing and consulting), as well as many other businesses in a wide variety of industries, have come to rely on its abilities.

VERSATILE TECHNOLOGY HELPS A CUSTOMER SUCCEED

Polyurethane is one of the world’s most widely used plastics, with applications from engineering and construction to furniture, shoes and automobiles. World consumption is about 10 million tonnes annually and the market is growing by 5.5 percent each year. A major global market leader in polyurethane, BASF Elastogran, faced a challenge: automotive manufacturers, particularly in Europe, required that polyurethane foams used in car interiors should be protected from damage and discoloration by oxygen, but at the same time should not emit any of the amine-containing volatile organic compounds (VOCs) associated with traditional antioxidants. Ciba Specialty Chemicals, working in close association with BASF Elastogran, came up with the answer: Ciba® IRGASTAB® PUR 68, a new, amine-free blend, containing antioxidants that protect polyurethane foam from discoloration while fulfilling automotive low emissions standards.

GREATER VALUE FROM INTEGRATED SOLUTIONS

Rethinking a business model can dramatically improve the relationship between customer and supplier. In the wastewater treatment business, customers traditionally bought their own equipment and then paid for chemicals by weight. This arrangement naturally drove the business toward a market situation in which chemical companies competed mainly on price per kilo.

     Now Ciba Specialty Chemicals has introduced a model in which the customer pays a monthly service fee for wastewater treatment. Ciba devises the unique best solution for each site – supplying, as needed, proprietary dispensing equipment, remote data gathering, process control systems, chemicals and process expertise within the terms of the contract. The result is significant cost savings for the customer, with all the added benefits of a site-specific solution: Ciba, meanwhile, gains a closer, higher-value customer relationship: a win-win situation.

6 BUSINESS REVIEW 2004	Ciba Specialty Chemicals

CATHAY BIOTECHNOLOGY FOR LUBRICANT ADDITIVES + + + CIBA® PRIME IT™ BRINGS FIRST DURABLE SURFACE

"Working together, turning our knowledge into customer advantage… that's what satisfies me."

GILBERT LIGNER, Ciba® Expert Services, Switzerland

WORKING TOGETHER FOR ENVIRONMENTAL BENEFITS

Every day and every contact offers a chance to build closer relationships with customers. Ciba Specialty Chemicals has always prided itself on its technical understanding of customer industries, providing real-world solutions to challenging problems. In a typical example, Ciba worked with a leading Indian textile manufacturer to improve its environmental performance by cutting its output of salt and dyes in waste water. The textile company already used CIBACRON® LS (low salt) reactive dyes, which dramatically reduce the salt requirements for achieving strong colors in cotton. Nevertheless, the company’s low volume of effluent meant the concentration of salt and color was still unacceptably high. A team combining Ciba textile, water treatment and environmental experts helped the customer develop a sophisticated water treatment plant, recovering 30 percent of water input, re-using 50 percent of salt and reducing color effluent by 80 percent. A close working relationship allowed the customer – and Ciba Specialty Chemicals – to get the greatest value from an environmentally friendly product.

BUSINESS REVIEW 2004	www.cibasc.com 7

TOGETHER ACROSS THE SEGMENTS

The vital idea necessary to complete an innovation is often found, not on the other side of the world, but right next door. “Managing for Growth” at Ciba Specialty Chemicals seeks out those ideas – mobilizing knowledge across the Company’s segments to pursue promising growth opportunities. Aligning development capabilities more closely with end-user markets, Ciba ensures the best return for its expertise and reduces time between proposal and payback.

Ciba Specialty Chemicals has many key innovations for packaging – a market worth more than USD 400 billion worldwide. Pigments and dyes for coloring plastics; antioxidants for packaging stability; process stabilizers and antistatic agents for durable, dust-free bottles; photoinitiators for glossy, fast-curing inks and paper coatings; pigments and resins for inks; oil, water and grease-repellent finishes; UV filters and oxygen scavengers that protect contents from damage by sunlight or spoilage from oxidation; papermaking chemicals; and fluorescent whiteners for brighter board and paper. In addition, Ciba offers unmatched color management technology and consulting for maintaining brand logo consistency across all materials; expert services in product safety, environment, analytical services and regulation; and, with the acquisition of Pira International, world-leading research.

PACKAGING: WRAPPING UP THE OFFER

Stemming from a “Managing for Growth” project, Ciba Specialty Chemicals’ packaging initiative assembles expertise from across the Company in support of a coordinated, targeted approach to the industry. The point is to assure that Ciba is involved at the moment when the end-user imagines a new effect, rather than waiting for product orders to materialize.

     Packaging is about to enter an exciting phase: “smart packaging” – which communicates with retailers through unique radio frequency ID tags and with consumers through time and temperature sensors and tamper and toxin indicators – opens opportunities for an innovative partner with a portfolio of high-value technologies. A global trend toward convenience consumption makes eye-catching packaging more important to sales – and thus more attractive for investment by the packaging producer. The major international consumer goods companies are increasingly sophisticated in their brand differentiation, demanding precise control of color across every aspect of their packaging. Ever more rigorous regulation of materials, especially in food and pharmaceutical packaging, favors a partner with worldwide regulatory expertise.

The key to capitalizing on all these trends is to approach them as one company. This need not require any physical movement of employees or reassignment of responsibilities; instead, it needs a cross-segmental coordination of marketing and product development efforts. This approach to packaging can deliver substantial growth for all four segments of Ciba Specialty Chemicals – as will similar integrated approaches to other key customer industries.

A NEW TREATMENT MAKES EVERY PLASTIC SURFACE PRINTABLE

A retailer’s shelves are like a jungle: products compete for profitable niches by attracting the eye. Ideally, brand owners would like to be able to produce every powerful visual effect on every material. Their problem, though, is that some materials – especially plastics – provide a poor surface for printing. Water-based inks, UV-curable inks and even some adhesives do not bond securely to the surface.

     Now, however, there is a solution that makes plastic film as versatile a printing surface as paper: Ciba® Prime IT™, a unique, patented UV-curable surface treatment that permanently transforms plastic, even metallized plastic film, into a high-quality print medium. Ciba® Prime IT™ creates a permanent non-peeling bond between the ink on plastic packaging and the plastic itself. Unlike alternative technologies, it can be applied long before printing. Its value for packaging is enormous, but potential applications extend far further, from display signs to credit cards. Using its proprietary expertise in photoinitiators, Ciba Specialty Chemicals has opened up a new universe for the world’s print industry. You can see this technology at work in the plastic cover of this Annual Report.

ENCAPSULATION FOR TARGETED DELIVERY

Colloid chemistry – the ability to create and control mixtures of substances that do not normally mix – is a core competence of Ciba Specialty Chemicals. A natural extension of that competence is microencapsulation, the precise formation of microscopic capsules to contain and deliver an active substance. One key “Managing for Growth” project centers on extending this technology platform across all segments, exploiting new market opportunities.

     Ciba Specialty Chemicals has already brought a similar capability to market with Ciba® TINODERM® delivery systems, minute spheres that allow cosmetic formulators to deliver active substances, such as vitamins and anti-inflammatory agents, directly to the living layers of the skin. Recent

8 BUSINESS REVIEW 2004	Ciba Specialty Chemicals

SERVICES IN MIDDLE EAST + + + ADVANCED CHEMISTRY EDUCATION PROGRAM FOR 300 STUDENTS IN THE USA

"Even this plastic bottle cap requires many innovative chemistries. We have lots of different talents – but, ultimately, one customer wants one solution. It's up to us to bring it all together."

GIORGIO MACOR, Business Development, Italy

work at the larger, micro level has produced Ciba® ENCAPSULENCE™ PC140: encapsulated wax spun into acrylic fiber, which changes phase, absorbing heat from the wearer’s body and then re-radiating it when the body cools, maintaining constant temperature through warm and cold conditions. A revolutionary shift from traditional trapped-air insulation, this encapsulation technology has applications across the segments: in refrigeration, automotive, shipping, buildings, heat exchangers, electronics, floor coverings and packaging.

     The key reasons for encapsulating an active substance are to control or target its release, to protect it or disperse it in an otherwise incompatible formulation, or to make it safer or easier to handle. Among the applications currently being studied by Ciba Specialty Chemicals are putting solvent-based active molecules into water-based coatings, thus reducing environmentally hazardous volatile organic compounds; creating performance textiles, where temperature regulation is combined with other desirable effects, such as moisture management or UV protection; encapsulating and thus making more robust certain plastic additives; and delivering further cosmetic benefits to the skin.

BUSINESS REVIEW 2004	www.cibasc.com 9

TOGETHER ACROSS THE PRODUCT PORTFOLIO

Investors know Ciba Specialty Chemicals has one of the best product portfolios in its industry. The Company builds on its proprietary technology platforms and core competences to generate solutions for more than 15 main end-user industries, from automotive to agriculture, electronics to plastics, paper and packaging to textiles.

Like any investment, Ciba Specialty Chemicals’ portfolio needs systematic management to ensure it continues to enhance the Company’s future. Therefore, the Strategy Office, headed by the Chief Strategy Officer, guides the portfolio development.

     Working closely with the business segments, Group functions and the Corporate Technology Office, the Strategy Office monitors general trends affecting Ciba Specialty Chemicals – shifts in geographical markets, end-user industries or regulatory and public affairs – to anticipate future requirements, so today’s resource allocation can shape a portfolio that fits tomorrow’s customer needs.

ACQUISITION OF RAISIO CHEMICALS – PAPER CHEMICALS: A CLOSE FIT

The acquisition of Raisio Chemicals of Finland, with around CHF 650 million in sales, puts Ciba Specialty Chemicals into a leading position in the full range of functional chemicals for the paper industry. The two businesses fit excellently: Raisio Chemicals’ technology portfolio is weighted toward the “dry end” of the paper process, in coatings and binders, where Ciba’s is centered on the “wet end”. Raisio Chemicals also offers a strong geographic presence (backed by widely respected technical laboratories) in the Nordic region and China. Thanks to Ciba’s global reach, the combined business has substantial opportunities for further market penetration and cross-selling.

     The good strategic fit extends beyond the product portfolios and geographic presence to business models. Ciba Specialty Chemicals is known for innovative chemistry and deep product knowledge; Raisio Chemicals has an excellent reputation for customer service and applications know-how. Together they should profit from the trend toward higher-value coated paper products, growing beyond the underlying rate of the industry and benefiting from its continuing consolidation.

A BROADER OFFERING OF KNOWLEDGE-BASED SERVICES

Ciba Specialty Chemicals has extended and reinforced its portfolio of Ciba® Expert Services by acquiring Pira International. Pira has long been a leader in research, testing and consultancy for the packaging, paper, printing and publishing industries. With Pira, Ciba is now able to offer additional specialist services to customers in key markets. Pira, meanwhile, can grow as part of a global services business while maintaining intellectual independence and business neutrality.

EXTENDING THE GEOGRAPHIC PORTFOLIO

Ciba Specialty Chemicals’ “Managing for Growth” initiative also involves geographic expansion. In 2004, this included China, where manufacturing capacity and personnel numbers increased, reflecting a significant growth in sales; Eastern Europe, where Ciba, from its new base in Hungary, is poised to benefit from the rapidly expanding economies of the new entrants to the European Union; and the Middle East, where Ciba has opened a new regional distribution hub in Bahrain.

     Other regions have also seen growth in sales volumes; in particular, Ciba Specialty Chemicals’ long-time presence in Latin America has allowed it to benefit from the recent upturn in many local economies. India shows promise as a growing market for higher-value effects and as a research and manufacturing base. Finally, the acquisition of Raisio Chemicals has opened new market possibilities both in the Nordic countries and in Russia – possibilities that will be explored in the coming year.

     Ciba Specialty Chemicals has also set up a new research and development facility in Shanghai, which will specialize in developing products unique to rapidly growing Chinese and Asian markets. In India, Ciba is bringing its R&D operations into a single new facility, with an eye toward hiring more of the many well-trained local researchers.

IMEX: INK BASE MANUFACTURING BY EXTRUSIONS

By offering trusted products in innovative forms, Ciba Specialty Chemicals can reach new customers and secure a good return for its applications expertise. Ciba has long supplied high-quality pigments to be made into printing inks – now, using its extrusion know-how, Ciba can offer ink bases: high-performance, easily handled ink concentrates that combine pigment, resin and additives, greatly speeding and simplifying the ink making process. Market reaction has been excellent, with immediate potential to expand beyond the business line’s strong European base into NAFTA and Asia.

10 BUSINESS REVIEW 2004	Ciba Specialty Chemicals

NEW STANDARD FOR COST-EFFECTIVE DEEP SHADES ON CELLULOSE + + + ACQUISITION OF RAISIO CHEMICALS

"

When we put the two paper chemicals businesses together, we immediately saw how well they complemented each other. It was really a case of 1+1=3.

TIINA LUTTIKHEDDE, Research & Development, Finland

TAILORED TO CUSTOMER NEEDS

In textiles, Ciba Specialty Chemicals has introduced CIBACRON® S, a new range of dyestuffs for cotton that offers deep shades with superior performance and overall cost economy. This high-quality cost-effective solution for knit goods and sportswear convinced Benetton, one of the world’s most advanced garment companies, to choose CIBACRON® S over competing low cost Asian dyes.

     Ciba® TINOCARE® Si A1 is a new, improved functional silicone for hair conditioners which performs exceptionally in tests of wet and dry combing ease, offering excellent, long-lasting conditioning without build-up. Thanks to its mildly positive charge, it binds closely to the hair itself – providing softness, shine and smooth handling in an easily formulated liquid. The technology originated in Textile Effects; it was optimized for hair care and brought to market in less than a year.

BUSINESS REVIEW 2004	www.cibasc.com 11

TOGETHER WITH OUR EMPLOYEES

To attract, develop and retain the highly qualified, motivated people on which its success depends, Ciba Specialty Chemicals is committed to a set of values that drives the Company’s human resources policies throughout the world. These include: effective, results-focused management; consistent, clearly communicated strategic direction; interesting, challenging work; continuous performance feedback; opportunities for personal development; and performance-based reward. These help ensure that Ciba maintains and extends its position as employer of choice in its industry.

People development is a continuous process. Ciba Specialty Chemicals firmly believes that attracting and retaining talented people requires a partnership between the employee and the Company, allowing individuals to shape their own careers. Training needs are assessed for each person; whether the need is further specialist competition law training or learning a new language, Ciba ensures its employees have the chance to develop new skills.

     In addition, a Mentoring Program begun in 2004 creates informal networks within the Management Development population to promote individual learning and growth. Local mentors – key or senior managers outside the employee’s normal reporting line – share their knowledge and experience over an 18 to 24 month contact period.

FOSTERING DIVERSITY

Ciba Specialty Chemicals recognizes the imbalance between the numbers of men and women employed in its industry. Its recruitment policy prohibits consideration of such factors as age, race, sex, national origin, religion, politics or sexual orientation. As of 2004, about 20 percent of Ciba employees were women. In managerial positions, the Company has been making progress: 24 percent of Management Development candidates are now women, an increase from 22 percent in 2003. The number of female potential key managers remains at the 2003 level: 14, or 8 percent of this population.

OPENNESS IN THE WORKPLACE

Ciba Specialty Chemicals recognizes the right of all employees to join a union. The proportion of employees who are union members varies from region to region, depending on local practices. On a global average, 22 percent of Ciba employees are members of a union; this proportion rises in some European and Asian countries, where there are major production sites.

Important communications and discussions take place at cascade meetings held throughout the Company at least twice each year. A global survey of internal communications in 2004 showed they were generally perceived as useful and effective.

     The integration of Raisio Chemicals with Ciba Specialty Chemicals is being accomplished by 15 task forces, each one composed of people from both companies. Their work is continuously communicated to employees through dedicated newsletters and intranet pages. While the systems and procedures of the two companies are different, their corporate cultures are similar – valuing innovation, cooperation and personal responsibility – which helps the process go smoothly.

     A geographic shift in the textile industry to Asia, as well as the rationalization of the Business Line Paper following the Raisio Chemicals acquisition, has meant that some job functions, mainly in Europe, will cease to exist. Wherever possible, Ciba Specialty Chemicals prefers to reduce employee numbers through retirement or voluntary resignations. Where this is not possible, the Company will offer support and assistance.

CONNECTIONS WITH EDUCATION

In parts of Europe, apprenticeship programs are vital to vocational training; providing them is both a social responsibility and a way to form links with tomorrow’s workforce. Ciba Specialty Chemicals has created such training opportunities for almost 300 people in Switzerland and Germany – helping to shape the future direction of the industry.

     Ciba Specialty Chemicals also offers an important bridge between the worlds of academic and applied chemistry with its work placement programs. There are currently 110 students doing their thesis work in the Company. In addition, there is a new Ciba program for post-doctoral students in North America, which helps those completing their academic work make the transition to industry. In the UK, Ciba’s Paisley plant has begun offering year-long placements for university chemistry students. Many future Ciba Specialty Chemicals’ chemists are recruited from such programs.

A STRONG FOUNDATION FOR ETHICAL CONDUCT

Good corporate behavior depends on clear standards for employee behavior. The Ciba Specialty Chemicals’ Code of Conduct supplies a global baseline for compliance with the expectations of all the Company’s stakeholders. Every new employee is fully briefed on the Code as part of the induction process. All employees have means to contact local

12 BUSINESS REVIEW 2004	Ciba Specialty Chemicals

Ciba
A.SAGKOL
Ciba

WOVEN FABRICS + + + MICROENCAPSULATED PHASE CHANGE MATERIAL OFFERS HIGH LEVEL TEMPERATURE REG-

"There are people like me working in Ciba Specialty Chemicals' plants all over the world. We all work together: it matters to me that everyone is treated according to the same standards."

ASLI SAGKOL, Production, Germany

compliance officers confidentially to report misconduct – which they are obliged to do if they cannot prevent it.

     Where there is a deviation from the principles outlined in the Code of Conduct, Ciba Specialty Chemicals deals with the matter promptly and decisively. In 2004, there were two incidents that merited disciplinary action: a conflict of interest in materials purchasing and a serious abuse of expense claims. Those responsible are no longer employed by the Company. Group Compliance conducts an annual global survey to identify all issues that have been reported.

The Ciba Specialty Chemicals’ Code of Conduct is available at www.cibasc.com/corporategovernance

BUSINESS REVIEW 2004	www.cibasc.com 13

TOGETHER WITH OUR NEIGHBORS

A good corporate citizen is a good neighbor. Ciba Specialty Chemicals understands that its future success depends on the support of the communities where its plants are located. Its global Community Relations Strategy therefore recognizes the necessity both for consistent standards around the world and for local knowledge and sensitivity.

The foundation of trust between a chemical company and the surrounding community is plant safety. Everyone’s interest, as citizens and employees, is in preventing accidents and dealing effectively with emergencies. In August 2004, the fire-fighting team at Ciba Specialty Chemicals’ Atoto plant in Mexico staged a large joint exercise with the community, inviting emergency personnel from the State authority and from fifteen other companies in the area. The exercise simulated a spill of a dangerous substance in a production building and tested skills in process control, fire safety, decontamination and first aid. Thirty-five emergency workers from outside the Company participated, later praising both the realism of the exercise and the value of the training Ciba provided.

LEARNING TOGETHER FOR GROWTH

Science education is one of the key elements of community relations for Ciba Specialty Chemicals: by offering access, expertise and time, Ciba helps ensure that the next generation will include the innovative chemists needed to discover solutions to tomorrow’s needs. In Thailand, as in many other countries, Ciba has established close connections with local schools and specialist colleges. There is currently great emphasis on chemistry in the Thai educational system, so students from the King Mongkut Institute of Technology were particularly eager to visit Ciba Specialty Chemicals’ Mahachai plant. Here they had a chance not only to learn about dyestuff chemistry, but also about Ciba’s expertise in safe chemical manufacturing.

MEETING TOGETHER TO IMPROVE PERFORMANCE

Ciba Specialty Chemicals is an integral part of the community; that role is made clear by the Community Advisory Panels (CAPs) the Company has set up at most of its North American production sites. A CAP includes a wide range of local viewpoints, with representatives from education, government, business, the emergency services and other stakeholder groups. In a series of meetings recently with the CAP at Ciba’s West Memphis, USA plant, the group discussed locally important issues such as security and air quality, giving the Company a forum to explain its policies and initiatives. This has helped to integrate Ciba closely and positively into the region’s political and business life, whilst gaining greater insight into local concerns and opportunities. In West Memphis, it was the CAP that suggested that Ciba Specialty Chemicals become involved in the city’s business expo, promoting inward investment and improving local communication.

BUILDING TOGETHER FOR CULTURE

The vision of Ciba Specialty Chemicals commits the Company to improving the quality of life. This commitment governs the local dimension of community relations: finding out what would make the greatest qualitative difference to the town or region and taking action. In Ankleshwar, India, there was no dedicated venue where schoolchildren could go to enjoy the performing arts – Indian music, classical dance and drama, debate and children’s films – so Diamond Dye-Chem, a subsidiary of Ciba Specialty Chemicals, sponsored the building of a children’s theater. It is a substantial investment, since Ciba is the sole sponsor; but the theater will make a clear and lasting difference in community life, strengthening local culture and providing positive impact for years to come.

BRINGING TOGETHER POLICY AND PRACTICE

In Spring 2004, Ciba Specialty Chemicals summarized its long-established community relations values and practices in a formal strategy document. This identified two further challenges: to devise methods to quantify performance and to make explicit the balance between global consistency and local effectiveness. In the course of 2004, Ciba has taken steps to address both these challenges. A global survey was conducted in September to establish the baseline level of community relations awareness and activity in each facility. The goal was to understand the existing local approaches to community relations and begin setting globally consistent standards for performance in communicating with local stakeholders. At the same time, the survey provided a snapshot of activities around the world, from local safety briefings to educational programs and sponsorship. There was also scope to include specific local context, to ensure that performance could be reported in terms of community expectations and cultural sensitivities.

     Every production site of Ciba Specialty Chemicals participated in the survey and the results will be collated in early 2005. These results will help to further develop and maintain global standards while allowing different

14 BUSINESS REVIEW 2004

MEXICO

110 STUDENTS DO THESIS WORK AT CIBA SPECIALTY CHEMICALS + + + NEW PRODUCTION LINE FOR DPP PIGMENTS IN

"I work here – and I live here; I am proud that we can help our neighbors by training together. It feels like giving something back to the community. And it helps me to know people here are safer."

GUILLERMO VAZQUEZ, Production, Mexico

countries to share best practices. As a support to community relations, the Company will also put together a “toolbox” of resources to help local teams meet global expectations. These include resources specific to communication with the media and government, conducting events at the site, help with identifying significant issues and assessing actions, as well as maintaining useful information about the Company and its activities. A worldwide competency network has been established to share and extend training and expertise in community relations. The ultimate goal is to make social performance as focused, measurable and efficient as its financial and environmental performance.

An excerpt from the Ciba Specialty Chemicals’ Community Relations Strategy follows.

The full text is available at www.cibasc.com/socialresponsibility

THE FRAMEWORK FOR CORPORATE SOCIAL RESPONSIBILITY AT CIBA SPECIALTY CHEMICALS HAS THREE CORE ELEMENTS

•	A clear Social Policy and Code of Conduct governing how we do business

•	Human resource policies and practices that develop and encourage, reward and recognize our employees at all levels

•	Consistent community relations; that is, appropriate local approaches to foster dialogue with our stakeholders as well as good corporate citizenship, both of which contribute to the communities in which we operate

The Community Relations Strategy and its implementation is a significant commitment to a consistent approach that can be measured. It should also, by definition, be developed as society’s expectations around the world evolve.

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TOGETHER WITH THE FUTURE

Ciba Specialty Chemicals is committed to financial success in the context of a sustainable, responsible industry. The Social Policy and Code of Conduct express Ciba’s strong dedication to social accountability. The Company also recognizes its responsibility to contribute to society as a whole, giving back to the many communities in which it operates. As an enterprise that thrives on innovation, Ciba concentrates on science education as a way to build public appreciation of the many benefits chemistry brings to life.

Ciba Specialty Chemicals expects that the standards for social responsibility expressed in its Social Policy Statement and Code of Conduct, should apply throughout its supply chain. When auditing its supplier companies for environmental performance, therefore, it also looks closely at health and safety matters, employment and working conditions, training and education and risk to the neighboring community. Ciba Specialty Chemicals categorically rejects the use of child or forced labor and the unsafe exposure of employees or neighbors to harmful substances.

INSIGHT FOR TOMORROW’S WORKFORCE

Education remains the center of Ciba Specialty Chemicals’ social mission. For the past four years, its McIntosh, USA site has offered local high schools the chance to participate in a program called WINGS (Working Interns for Good Skills). This unique course gives students a chance to gain the real-life skills and insight required by today’s workplace – and the chance to earn a little money as well. Students come to learn at the plant over a six-week period, combining scientific training by employee mentors with work experience and gaining awareness of what life is like at the plant, where many of their neighbors and family work.

Ciba Specialty Chemicals’ Advanced Chemistry Education Program in Tarrytown, USA has been running for 15 years. The two week course has given more than 300 selected high school students an introduction to university level teaching and lab techniques, as well as first hand experience of the practical and business sides of research and development, culminating in identifying and creating a business plan for a new chemical product. The students rate the program highly: many of them have subsequently gone on to make a career in chemistry.

THE BUSINESS OF EDUCATION

Managerial skill is just as important as scientific knowledge in developing a successful enterprise. Ciba Specialty Chemicals has been involved with the China European International Business School (CEIBS) in Shanghai for more than ten years, both as a major sponsor and as a member of its Corporate Advisory Board. Eight CEIBS graduates currently work for Ciba; 12 students have taken internships at the Company; and 24 Ciba managers have participated in executive education and MBA courses. The mutual benefits are clear: Ciba helps a fast-growing economy develop essential managerial skills while enjoying a close relationship with a source of excellent local talent.

TRANSFORMING LIVES WITH KNOWLEDGE AND CARE

The Children’s Village – based near Ciba Specialty Chemicals’ facility in Tarrytown, USA – has been offering hope for nearly 150 years to some of society’s most vulnerable members. Begun as a refuge for homeless immigrant children in New York City, it has grown into one of the most innovative and respected charities dealing with the physical, moral and psychological welfare of young people in troubled circumstances. Ciba Specialty Chemicals has made donations to the Children’s Village for more than forty years, but has recently extended its involvement – forming a team of volunteers to work at the center several times each month, sending a representative to the Board of Directors and becoming lead sponsor of the charity’s Work Appreciation for Youth (WAY) program, a highly successful model for helping young people along the difficult path to independence, self-worth and employment. For Ciba, this is a heartening example of positive transformation, improving the quality of life in the most meaningful way.

CHILDREN CHALLENGING INDUSTRY

A responsible company always keeps its doors open to the public; in the UK, three Ciba Specialty Chemical sites have played host to more than 280 children from local primary schools, all as part of a program called “Children Challenging Industry”. On each visit, 12 Ciba employees show the children around the site and give them hands-on demonstrations related to the science they have been learning in school. The purpose is to point out, as early as possible, that science opens doors to potential

16 BUSINESS REVIEW 2004	Ciba Specialty Chemicals

careers – as well as to show children the positive role Ciba Specialty Chemicals’ products play in their daily lives. The reaction from students and teachers – and Ciba employees – has been very favorable.

A SPECTRUM OF OPPORTUNITY IN SOUTH AFRICA

In 2004, Ciba Specialty Chemicals continued its sponsorship of the Swiss-South African Cooperation Initiative, an award-winning agency providing technical and life-skills training to help people find jobs or set up a business. The success rate for the agency is impressive: out of more than 1,600 people who completed its training, nearly 75 percent are employed, running micro-enterprises or in further education – and more than 200 new businesses have been started.

An excerpt from the Ciba Specialty Chemicals’ Social Policy Statement follows.

The full text is available at www.cibasc.com/socialresponsibility

IN SOCIAL ISSUES, CIBA SPECIALTY CHEMICALS ENDEAVORS TO FOLLOW INTERNATIONALLY RECOGNIZED GUIDELINES

•	Universal Declaration of Human Rights

•	OECD Guidelines for Multinational Enterprises, OECD, 2000

•	Tripartite Declaration of Principles Concerning Multinational Enterprises and Social Policy, ILO 1977

•	Declaration on Fundamental Principles and Rights at Work, ILO 1998

•	Freedom of Association and Protection of the Right to Organize, ILO Convention 87, Convention 98

•	Elimination of Forced and Compulsory Labor, ILO Convention 29, Convention 105

•	Elimination of Discrimination in Respect of Employment and Occupation, ILO Convention 100, Convention 111

•	Abolition of Child Labor, ILO Convention 138, Convention 182

BUSINESS REVIEW 2004	www.cibasc.com 17

TOGETHER THROUGHOUT THE PRODUCT CYCLE

“We create effects to improve the quality of life.” This vision also governs Ciba Specialty Chemicals’ Environment, Health and Safety (EHS) performance. The Company works to assess the cumulative effect of its products all the way from initial research and development to final recycling or disposal – ensuring that their environmental impact is understood and any potential hazards are properly managed and documented. This process is called “Product Stewardship”: the hallmark of a responsible company building a sustainable enterprise.

Product Stewardship is not a bolt-on: it provides the most benefits when it is designed into every product. That is why Ciba Specialty Chemicals has introduced Product Stewardship input and assessments at each stage of its research and development process, from planning the portfolio, through launch and review of products. This process is being supported by the global integration of information systems for legal compliance, EHS, Product Safety and Registration – creating a single unified process for managing the life cycle of a product.

     Naturally, Ciba Specialty Chemicals takes full account of legislative requirements in its development process; but Product Stewardship goes further, identifying issues of public concern, assessing the implications of different manufacturing processes and applications – and, most important, identifying opportunities. Innovation that offers environmental benefits to customers also gives Ciba a competitive advantage. Understanding the whole cycle through Product Stewardship makes both good environmental practice and good business sense.

PRODUCT STEWARDSHIP IS CORE THINKING

Since Product Stewardship is at the heart of the business, it must be in the minds of everyone who drives the business. Workshops with senior leadership teams and global product managers have helped move the image of Product Stewardship from reacting to potential problems to anticipating potential opportunities. Customers increasingly prefer to buy products whose potential hazards are both minimized and clearly defined. Ciba Specialty Chemicals’ product managers know they can offer the complete package: quality, consistency, value – and a fully documented product life cycle.

PRODUCT STEWARDSHIP AND THE SUPPLY CHAIN

Ciba Specialty Chemicals vouches for its own products and pays close attention to its customers’ applications – but the principles of Product Stewardship also extend back to the suppliers of raw materials. Ciba has therefore established a formal program of supplier audits to ensure that companies, who do business with Ciba Specialty Chemicals, maintain high standards of environmental, health, safety and social performance. These audits offer an independent assessment of EHS practices and employee welfare, giving supplier companies the opportunity to check that their standards are in line with international best practice. So far four assessments have been completed in India and ten in China; further audits are planned in South East Asia in 2005. These countries are increasingly important sources of raw materials for the specialty chemicals industry.

REACH: PREPARING FOR A NEW REGIME

The European Union is currently evaluating a new policy on chemicals: REACH, or Registration, Evaluation and Authorization of Chemicals. This will require manufacturers and importers of substances to assess and report on down-stream applications throughout the supply chain, and propose measures for managing potential risks from the use of their products.

Ciba Specialty Chemicals supports the aim of this legislation, although the Company has concerns over its practical implementation and is therefore making representations for a more pragmatic approach through the chemical industry association. The Company has a strong tradition of full, conscientious testing and reporting, going back to its predecessor, Ciba-Geigy: it issues comprehensive Materials Safety Data Sheets and maintains a help line to advise and support customers in the safe use of its products. Ciba has excellent in-house capabilities in toxicology, environmental risk assessment and product applications, which should help support its product portfolio in any more rigorous reporting regime. Furthermore, the Company’s emphasis on innovation will enhance its position under any new requirements, as recently developed products are already likely to comply with regulations.

18 BUSINESS REVIEW 2004	Ciba Specialty Chemicals

An excerpt from the Ciba Specialty Chemicals’ Product Stewardship principles follows.

The full text is available at www.cibasc.com/ehs-policies

PRODUCT STEWARDSHIP GUIDING PRINCIPLES

•	Product Stewardship is an integral part of doing business and a means of strategic differentiation, not a hurdle

•	Product Stewardship is both a general attitude and a habit, as well as a business process integrated into other Company processes

•	The attitude towards potential risks is alert, pro-active, interested and open

•	Time and resources spent minimizing problems and risks are rated more highly than those spent handling crisis situations

•	Potential and real risks are handled in an integrated fashion, which includes dealing equally well with the business communication, legal and scientific related aspects

•	Product Stewardship is not just an activity of a small team of specialists. It is in the mind of the management and every employee

BUSINESS REVIEW 2004	www.cibasc.com 19

TOGETHER WITH OUR ENVIRONMENT

Ciba Specialty Chemicals was the first company in its industry to adopt the United Nations’ eco-efficiency reporting guidelines (UNC-TAD). The Company then sought and achieved third-party verification of its environmental performance. Ciba was among the first to relate environmental and financial results, demonstrating that good environmental practice translates into reduced costs, better customer relations and higher profit potential.

The environmental targets for 2004-2006 are summarized as “0-10-10”. The Company continues to aim for zero lost-time accidents – a difficult but important goal – through a program that emphasizes care, attention and effective training. The two other targets are reducing water use and CO2 emissions, per tonne of product, by 10 percent each over three years.

CO2: IMPLEMENTING THE KYOTO PROTOCOL

Firm targets demand coordinated efforts across the Company: in Switzerland, Ciba Specialty Chemicals played a major role in negotiating a voluntary agreement between the chemical industry and the federal government, defining the industry’s contribution to Swiss CO2 emission reductions. This agreement specifies a 16 percent reduction from 1990 levels of CO2 emission by 2010; Ciba will therefore be exempted from the proposed national levy on fossil fuel use. The Company’s experience with similar legislation in the UK prepared it well for the Swiss agreement and for upcoming EU-wide regulations.

     CO2 emissions can be reduced by using comparable fuels – waste solvents, such as methanol – that would otherwise have to be shipped off-site for incineration. This achieves a triple benefit: reduced overall emissions, reduced waste and reduced energy costs. This leading expertise is being implemented in the Company’s major Swiss production sites and throughout the world.

WATER: MANY PATHS TO ECO-EFFICIENCY

Water is a scarce resource. Ciba Specialty Chemicals, using its in-house expertise, has made great advances in efficient water use over recent years, mostly through common-sense organizational measures rather than expensive new investment: cooling water has been re-used as process water; steam has been re-condensed, recovering both heat and valuable treated water. By looking methodically at water and energy use in production processes, starting at the earliest stage of innovation and development, Ciba engineers are improving eco-efficiency at low cost.

ENERGY: INNOVATION IS IN THE WIND

In India, a lack of fuel resources means that electricity prices are very high – nearly double the European average. Ciba Specialty Chemicals’ plant in Ankleshwar has substantial but variable electricity needs: peak power is only required occasionally. The challenge in 2004 was to reduce electricity costs without installing costly diesel burning generators. The solution was in the wind: Ciba paid for the construction of two turbines in a high-efficiency wind farm. An agreement with the State utility allows Ciba Specialty Chemicals to “bank” excess power production and draw it back at peak times. The project took less than three months from decision to full production. Wind now provides nearly 80 percent of the plant’s power requirements at less than one-third of the previous cost per kilowatt/hour – and all without emitting a gram of CO2.

     Hundreds of minor improvements can also add up to substantial financial and environmental savings. Four Ciba Specialty Chemicals sites in the United Kingdom have qualified for Energy Efficiency Accreditation, an award based on at least three years’ continuous improvement in energy efficiency and a stringent independent audit of energy systems and policies. Ciba is one of only 200 leading companies and institutions in the UK to have been accredited.

ENVIRONMENTAL EFFORTS REWARDED

Ciba Specialty Chemicals’ worldwide environmental policies and standards have been developed over many years; it is gratifying when their effectiveness is recognized by an outside agency. Ciba’s Mexican production sites, Puebla and Atoto, have long worked with the federal government to earn its “Clean Industry” certification. This requires passing a detailed external audit of all processes, that can take up to three years. Ciba’s sites have repeatedly qualified for this certification, a testimony to the hard work of Ciba Specialty Chemicals’ people at every level.

     Ciba Specialty Chemicals’ plant in Newport, USA was chosen by the state’s governor to launch Principles for Responsible Industry in Delaware (PRIDE), a new code of principles for manufacturing which covers environmental protection, worker and community health, community involvement, excellence in management systems and energy conservation. Ciba’s site was chosen because, in the words of Governor Ruth Ann Minner, it already demonstrated the responsible manufacturing practices that this new law will encourage, providing an example for other industries in the state to follow.

20 BUSINESS REVIEW 2004	Ciba Specialty Chemicals

TARGETED CONDITIONING FOR HAIR + + + PROGRAM FOR FULL INTEGRATION OF RAISIO CHEMICALS AND TO

“Making the wind power project a reality took the cooperation of many people, both inside and outside the Company. Yet it was accomplished so quickly; to me, that's the power of working together.”

RANJAN JAIN, Purchasing, India

An excerpt from the Ciba Specialty Chemicals’ Environment, Health and Safety policy follows.

The full text is available at www.cibasc.com/ehs-policies

A COMMITMENT TO EXCELLENCE

Ciba Specialty Chemicals strives for a leading position in all its markets and business segments. An important element to ensure business leadership is the successful integration of environment, health and safety (EHS) management into all relevant business processes. We will focus on product and process innovation, supply chain management and customer support to continuously improve the EHS performance of our products and services. We are committed to exploring all reasonable opportunities to apply our EHS strategies and policies in close cooperation with our customers and suppliers for the benefit of all parties.

CIBA SPECIALTY CHEMICALS IS COMMITTED TO

•	Integrating EHS management into business processes and strategic planning

•	Global compliance with laws, regulations, international treaties and conventions

•	Minimizing, managing and communicating all risks relating to its products and operations; participating in Responsible Care programs in all major regions

•	Maintaining a high level of awareness, motivation, training and professionalism in EHS for all employees

•	Continuously improving EHS performance through goal-setting and measurement

•	Considering EHS performance as a key element in selecting suppliers, distributors and contractors

•	Communicating EHS strategies and performance openly and consistently to all key stakeholders

BUSINESS REVIEW 2004	www.cibasc.com 21

2004 ENVIRONMENT, HEALTH AND SAFETY PERFORMANCE

Ciba Specialty Chemicals reports its environmental performance in accordance with the United Nations Conference on Trade and Development (UNCTAD) guidelines on eco-efficiency indicators. The summary results are based on data collected from Ciba’s global SEEP (Safety, Energy and Environmental Protection) reporting system.

     Ciba Specialty Chemicals reports its EHS results for the period from October 1 to September 30, 50 sites and two regional headquarters contributed data: this includes all Ciba’s production sites and all joint ventures where the Company has management control. Data from the joint ventures was consolidated at 100 percent regardless of the size of Ciba Specialty Chemicals’ holding in the venture. One site, Lad Krabang in Thailand, was closed in 2003 and no longer reports; three small sites in Japan, Korea and Chile reported data for the first time. No data from the sites acquired from Raisio Chemicals has been included. These sites will be fully integrated into the EHS reporting system from October 1, 2004.

     All five parameters – energy use, water use, global warming contribution, contribution to ozone depletion and waste – showed improvements over the previous year.

     Although production volume increased by only 1.5 percent, net value added increased by 10 percent in 2004 (net of currency exchange effects); this means that parameters related to this value showed significant improvement. The Swiss franc continued to appreciate over the reporting period, so the eco-efficiency parameters expressed in terms of currency values for 2000 showed even more marked improvements.

ENERGY USE has been reduced by a further 5.5 percent. The Company has continued to substitute waste for fossil fuels: the quantity of energy produced from waste increased from 494 terajoules in 2003 to 522 terajoules in 2004.

WATER CONSUMPTION was significantly reduced by 14 percent. About half this reduction came from European sites that use river water for cooling: these had consumed more water than usual in 2003, due to the extremely high temperatures in the summer of that year. Nevertheless, further efforts to reduce water consumption have borne fruit in many sites; the estimated fall in consumption thanks to these measures is about 6 percent or 4.5 million cubic meters.

GLOBAL WARMING CONTRIBUTION fell by almost 5 percent; further reductions are expected as the Company completes projects to cut overall utilities consumption and to substitute more waste for fossil fuels. Ciba Specialty Chemicals expects to meet its target of reducing carbon dioxide emissions by 10 percent per tonne of product by 2006.

CONTRIBUTION TO OZONE DEPLETION also fell significantly. The Company has put programs in place to ensure that cooling circuits in its refrigerators and air conditioning units are leak-tight; this resulted in lower losses. As older refrigeration units reach the end of their useful lives, they will be replaced by modern units with a newer generation of refrigerants that have very low or zero ozone-depleting potential.

WASTE generation dropped by 9 percent. At Ciba Specialty Chemicals’ site in Grenzach, Germany, some water-based wastes had been treated thermally in the wet air oxidation plant. By improving processes and in-plant pre-treatment of these wastes, they can now be discharged directly to the effluent treatment plant, leading to a significant reduction in the amount of waste generated. Ciba Specialty Chemicals has also cut the quantity of solvents used and recycled, further reducing its total waste.

22 BUSINESS REVIEW 2004	Ciba Specialty Chemicals

ECO-PERFORMANCE

NOTES TO THE GRAPHS

We present our performance data in three categories: row one, global totals; row two, relative to production output; and row three below, relative to Net Value Added – the eco-efficiency indicators.

     All graphs are developed according to United Nations Conference on Trade and Development (UNC-TAD) guidelines and are based on data from Ciba Specialty Chemicals’ global SEEP (Safety, Energy and Environmental Protection) reporting system.

ECO-EFFICIENCY INDICATORS

Additional information is available on the Ciba Specialty Chemicals’ website at www.cibasc.com/ehs

BUSINESS REVIEW 2004	www.cibasc.com 23

BUSINESS REVIEW 2004	www.cibasc.com 24

VALIDATION STATEMENT

To the Management and Shareholders of Ciba Specialty Chemicals Holding Inc.

Ciba Specialty Chemicals requested that Ellipson validate the eco-efficiency figures published in its 2004 EHS Report.

     The management of Ciba Specialty Chemicals is responsible for the presentation of the eco-efficiency indicators according to the voluntary guidelines of the United Nations Conference on Trade and Development (UNCTAD). Our responsibility is to verify and assess this presentation.

     We have verified how the raw data from the individual sites has been converted to the eco-efficiency data and how the consolidation of data from all sites was carried out. We did not verify the basic information supplied by the individual sites, nor the basic financial data used to calculate the Net Value Added. All validation work was carried out in Basel.

     The verification was carried out to assess compliance with the UNCTAD Guidelines; the verification procedures were designed to give reasonable assurance that indicators are free from material misstatement. Using random samples, we have examined and analyzed the eco-efficiency data and consolidation procedures. Further we have assessed the use of the accounting principles defined in the UNCTAD Guidelines, the significant assumptions made and the overall presentation of eco-efficiency indicators. We believe that our verification provides a reasonable basis for our opinion.

     In our opinion, the eco-efficiency indicators give a true and fair picture. The eco-efficiency indicators for water use, waste and contribution to ozone depletion and to global warming comply fully with the UNCTAD Guidelines. For the energy indicator, an alternative procedure was adopted, which qualitatively is equivalent to the procedure described in the UNCTAD Guidelines. Moreover, information is provided that allows calculation of the energy indicators according to the procedure laid out in the UNCTAD Guidelines.

BASEL, JANUARY 2005
ELLIPSON AG

DR. ANDREAS STURM	NORBERT EGLI

LOST TIME ACCIDENTS

In 2004, Ciba Specialty Chemicals continued to improve its lost time accident record, the frequency has been reduced from 4.6 to 3.8 (-20%) accidents per thousand employees and the severity from 53 to 20 days lost per million working hours (-60%).

     For the fourth consecutive year, the number of sites completing the year October 1, to September 30, without a lost time accident has increased. In 2004, 31 production sites reported zero lost time accidents (2003: 26) and a further 9 had only one to report (2003: 5).

THE FOLLOWING SITES REPORTED ZERO LOST-TIME ACCIDENTS:

Kwinana	Australia
Wetherill Park	Australia
Camaçari	Brazil
Guangzhou	China
Panyu	China
Qingdao	China
Shanghai	China
Shekou	China
Bogotá	Columbia
Lampertheim	Germany
Bradford	Great Britain
Grimsby	Great Britain
Ankleshwar	India
Goa	India
Gandaria	Indonesia
Mortara	Italy
Ai-Oi	Japan
Isohara	Japan
Chiba	Japan
Doobon	Korea
Klang	Malaysia
Puebla	Mexico
Heerenveen	Netherlands
Maastricht	Netherlands
Avondale	New Zealand
Monthey	Switzerland
Kaohsiung	Taiwan
Mahachai	Thailand
Charlotte	USA
St. Gabriel	USA
Suffolk	USA

BUSINESS REVIEW 2004	www.cibasc.com 25

OPERATION IN INNOVATIVE EFFECTS FOR GLOBAL GARMENT WET PROCESSING INDUSTRY + + + 31 PRO-

"A person is the sum of their abilities; a company is the sum of its people.
Together, we can do so much more than any one of us."

MARIA LI, Sales & Marketing, China

OUR CORE COMPETENCIES

We bring the benefits of leading-edge research to the real world to improve the quality of life. Our effects improve existing, or add new qualities to products at every stage of the production process:

•	We protect plastics, coatings and photographic layers from degradation induced by light, heat, air and mechanical stress

•	We add color to plastics, coatings, textiles, paper and wood

•	We improve the efficiency of the paper-making process

•	We improve the brightness and printability of paper

•	We cure and image layers and coatings using light

•	We help to shield people and objects from harmful ultraviolet light and microorganisms

•	We optimize water management

•	We improve the performance of textiles

•	We make textiles whiter and brighter through laundry detergents

•	We synthesize complex functional molecules economically

... and much more.

26 BUSINESS REVIEW 2004	Ciba Specialty Chemicals

GLOBAL NETWORK OF MAJOR LOCATIONS

- 79 production sites in 28 countries
- 24 R+D centers in 12 countries
- 19 300 employees around the world

For more information on our locations: www.cibasc.com/worldwide

DUCTION SITES REPORT ZERO LOST TIME ACCIDENTS + + + LAUNCH OF NEW-GENERATION 16x DVD RECORDING DYE

MEDIA RELATIONS

INVESTOR RELATIONS

Ciba Specialty Chemicals’ 2004 Annual Report consists of the Business Review and the Financial Review.

The documents are published in both English and German.

This report was produced using Ciba Specialty Chemicals’ products contained in papers, inks and other materials.

The 2004 Annual Report was developed and written by Group Communications, Corporate Finance and Group Service Law & Environment, Ciba Specialty Chemicals.

© Ciba Specialty Chemicals Inc. 2005

Design and production: Com.factory AG, Basel Photography: Gerhard Krischker, Zurich

Printed in Switzerland by Birkhäuser+GBC AG

FORWARD-LOOKING STATEMENTS

Forward-looking statements and information contained in this Report are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “are expected to,” “will,” “will continue,” “should,” “would be,” “seek” or “anticipate” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.

BUSINESS REVIEW 2004	www.cibasc.com 27

Ciba Specialty Chemicals Klybeckstrasse 141, CH-4002 Basel, Switzerland

28 BUSINESS REVIEW 2004	Ciba Specialty Chemicals

CIBA SPECIALTY CHEMICALS: LETTER TO SHAREHOLDERS Lance Whitney, Information Technology, USA; Steve Walmsley, Environment, Health & Safety, UK; Christopher Wain, Process Development, UK; Ted Wilson, Finance, New Zealand; Annie Theunissen, Supply & Demand, The Netherlands; James Wang, Sales & Marketing, Taiwan; Lutz Völlger, Technical Operations, Taiwan; Marie-Lou Z graggen, People Development, Switzerland; Esnaini Subari, Finance, Malaysia; Joëlle Truilhé, Finance, France; Hongbin Zhang, Sales & Marketing, Switzerland; Linda Walters, Human Resources, South Africa; Marc Vertonghen, Supply Chain, Belgium; Josef Puhr, Production, Austria; Maureen Walsh, Site Engineering, UK; Frank Wan, Research & Development, China; Holly Xiong, Sales & Marketing, China; Maarten Zuiderduin, Account Management, Belgium; Renate Uebelher, Business Services, Austria; Ken Tan, Sales, Australia; Alan Stevenson, Supply & Demand, UK; Josef Schimann, Engineering, Austria; Astrid Sánchez, Supply Chain, Panama; Eduard Puigvehi, Sales & Marketing, Spain; Antoni Pradas, Supply Chain, Spain; Haijiang Pan, Production, China; Erin Osborne, Engineering, Australia; Junaidi Muhamad Zen, Technical Center, Singapore; Gurses Oner, Sales & Marketing, Turkey; Aldo Oliveira, Technical Purchasing, Brazil; Zhongyi Mou, Engineering, China; Bruno Martini, Sales & Marketing, Austria; Ian Macefield, Sales & Marketing, UK; Ronald Visser, Sales & Marketing, Belgium; Lynn Lyons, Research & Development, UK; David Kryl, Production, China; Melissa Jackaman, Technical Operations, Australia; Andy He, Sales & Marketing, China; Ivanov Konstantin, Sales, Austria; Ellen Groombridge, Accounting & Control, UK; Maria Gavrilidou, Supply Chain, Greece; Héctor Galicia, Automation, Mexico; Dawn Foley, Quality Assurance, UK; Araceli Flores, Purchasing, Mexico; Paul Ferrier, Manufacturing, UK; Bob Eveland, Technical Operations, USA; Celso Duarte, Supply Chain, Brazil; Shiquan Ding, Production, China; Brian Davidson, Finance, Canada; John Danily, Environment, Health & Safety, Australia; Christine Dalkrani, Finance, Greece; Frank Crisafio, Technical Operations, Australia; Felipe Coca, Environment, Health & Safety, Mexico; Harald Chrobaczek, Research & Development, Germany; Su Lee Chong, Sales & Marketing, Singapore; Wai Kit Cheong, Account Management, Malaysia; Russell Brown, Account Management, Australia; Gerhard Bert, Sales & Marketing, Germany; Scott Bai, Account Management, China; Carla Atsma, Technical Services, The Netherlands; Wouter Alluyn, Ciba® Expert Services, Belgium; María Teresa Alegría, Environment, Health & Safety, Mexico; Marco Breschi, Sales & Marketing, South Africa; Gunna Ahmed, Demand, Supply & Inventory, UK; Nico Aelmans, Research & Development, Belgium; Stephen Adkins, Research & Development, UK; Thomas Boss, Finance & Control, Bahrain; Giorgio Macor, Business Development, Italy; Severin Müller, Ciba® Expert Services, Switzerland; Maria Li, Sales & Marketing, China; Tiina Luttikhedde, Research & Development, Finland; Robina Tuxford, Administration, Australia; Viktor Kramer, Production, Germany; Asli Sagkol, Production, Germany; Mia Lindström, Technical Operations, Finland; Willa Washington, Site Infrastructure Services, USA; Guillermo Vazquez, Production, Mexico; Karen Nichols, Voice & Video, USA; Silvia Gouveia, Customer Technical Services, Brazil; Margot Clauss, General Client Services, Switzerland; Ranjan Jain, Purchasing, India; Hector Carrillo, Maintenance, Mexico; Doug Braham, Technical Services, Australia; Devan Govender, Technical Services, South Africa; Rob Farrugia, Technical Operations, Australia; Isabel Hirschmuller, Sales & Marketing, Switzerland; Simon Lawrence, Product Safety, Switzerland; Frank Guo, Business Development, China; Petros Anastasiou, Finance, Greece; Marcos Vega, Supply Chain, Mexico; Sandra Troncon, Customer Services, Belgium; Bill Abey, Accounting, Australia; Brenda Ambrose, Supply Chain, USA; Anders Andén, Accounting, Sweden; Malu Arrioja, Process & Technology, Mexico; Jutta Kern, Group Communications, Switzerland; Stephen Scammell, Sales & Marketing, Australia; Ester Blom, Maintenance & Engineering, The Netherlands; Bert Broek, Sales, Belgium; Aycan Ergec, Sales & Marketing, Turkey; Christine Frost, Finance, Australia; Oliver von Allmen, Controlling, Switzerland; Avesha Gounden, Supply Chain, South Africa; Erman Ergin, Sales & Marketing, Turkey; Jane Azzopardi, Supply Chain, Australia; Barbro Guse, Sales & Marketing, Sweden; Andrey Inozemtsev, Sales Management, Ukraine; Beatrice Lächler, Human Resources, Switzerland; Karl Lagman, Production, New Zealand; Annika Loeb, Supply Chain, Sweden; Adriano Morais, Facility Management, Portugal; Keith Parker, Sales, Australia; Robert Atanasovski, Production, Australia; Tim Adams, Information Technology, USA; Helen Aggelidis, Finance, Australia; Elizabeth Amézquita, Process & Technology, Mexico; José Luis Arellano, Site Services, Mexico; Steven Xu, Business Support Center, China; Camille Bovy, Information Technology, The Netherlands; Karine Adhumeau, Marketing Communications, Switzerland; Noorul Azwin, Purchasing & Logistics, Malaysia; Tom Barber, Regulatory Services, USA; Thorsten Bauer, Business Development, The Netherlands; Fabrice Bauters, Sales, Belgium; Michael Beyer, Finance, Australia; Jay Bezek, Supply Chain, USA; Pelle Bles, Finance, The Netherlands; Glenda Bodenheimer, Ciba® Expert Services, USA; Rob Bos, Quality Control, The Netherlands; Khalid Boughardain, Marketing, Belgium; Cheryl Vermaak, Supply Chain, South Africa; Chir Bours, Technical Center, The Netherlands; Madeline Tan, Sales & Marketing, Singapore; Diana Lagalante, Marketing Communications, Switzerland; Debbie Braham, Customer Care, Australia; Pierre Braken, Research & Development, The Netherlands; Jason Atkinson, Information Technology, Australia; Enid Bonilla, Supply Chain, USA; Sibel Can, Research & Development, Turkey; Stuart Carliell, Finance, South Africa; Ismail Çerçioğu, Sales & Marketing, Turkey; John Lee, Supply Chain, China; John Cromb, Information Technology, Belgium; Yves Christiaens, Sales Management, Benelux; Frank Colaci, Account Management, Australia; Wendy Cromhout, Information Management, South Africa; Eric Danton, Supply Chain, Australia; Frank Decabooter, Research & Development, Belgium; Mattias Landgren, Supply Chain, Sweden; Scott Bower, Production, USA; Graham Dickinson, Environment, Health & Safety, Australia; Fikret Durmuşoğu, Sales & M arketing, Turkey; Matthew Domingue, Information Technology, Australia; Ondina Fernandes, Supply Chain, Portugal; Arturo Vergara, Human Resources, Mexico; Gudrun Forsén, Finance, Sweden; Lars Hjortsberg, Sales, Sweden; Fernando Ribeiro, Sales, Portugal; Alie Boschma, Business Control, The Netherlands; Artur Rocha, Supply Chain, Portugal; Max Schweizer, Sales & Marketing, Singapore; Dean Zhou, Strategic Sourcing, China; Louis Tsai, Sales, Taipei; Marianne Bruun, Supply Chain, Sweden; John Gerring, Human Resources, Australia; Tatjana Brouns, Process Development, The Netherlands; Lynette Swart, Sales & Marketing, South Africa; Teddy Setiawan, Supply Chain, Singapore; Yeok Mei Tang, Finance, Singapore; Eduard Virolainen, Sales & Marketing, Russia; Andy Weatherall, Technical Operations, Australia; Hooi Lin Soo, Supply Chain, Malaysia; Carol Tan, Sales & Marketing, Malaysia; Stephanus Pretorius, Environment, Health & Safety, South Africa

Ciba

TOGETHER

Value beyond chemistry

LETTER TO SHAREHOLDERS

DEAR SHAREHOLDERS

2004 proved to be a significant year for the Company, one in which we took some major decisions and managed demanding market conditions. The acquisition of Raisio Chemicals, with CHF 650 million in sales, has put us in a leading position to supply the paper industry, and Project Shape is addressing the integration of Raisio Chemicals, as well as the refocus of our textile business to adapt to the shifting customer base to Asia. We were able to increase both sales and profitability over the previous year, despite a demanding competitive environment and a severe currency impact, including a 9 percent weakening of the U.S. dollar in the fourth quarter alone. We addressed these challenges head-on and are well positioned for the future.

     On this basis, at the Annual General Meeting on March 3, 2005, the Board of Directors will once again propose a shareholder payout of CHF 3 per share, by an additional reduction of the nominal value from CHF 3 to CHF 1 and a CHF 1 dividend.

SOUND PERFORMANCE DESPITE DEMANDING ENVIRONMENT

2004 presented some immediate challenges – geopolitical conflict contributed to record high oil prices, and our industry like many others, is also faced with a very weak U.S. dollar. However, an expanding EU, developing nations like India and South America and, to a greater extent Asia Pacific, particularly China, provide us with exciting longer term opportunities.

     Sales for the year were up 6 percent in Swiss francs compared with 2003 and 8 percent higher in local currencies, at slightly above CHF 7 billion. Raisio Chemicals’ sales were up 7 percent in local currencies. Excluding the effect of acquisitions, Group sales in local currencies were up 2 percent, although exchange rate changes, particularly the continued weakening of the U.S. dollar, led to flat sales in Swiss francs. Over the year in local currencies, with the exception of the U.K., we saw improved sales growth across Europe. The United States, our largest market, was up 4 percent, and South America and China saw particularly strong double-digit growth. Three out of the four segments saw sales increases over 2003, excluding acquisitions — Plastic Additives was up 6, Coating Effects 3, and Water & Paper Treatment up 2 percent. Textile Effects reached only 95 percent of last year’s sales levels, down 5 percent. Project Shape is designed, in part, to address many of the influencing underlying structural factors.

     Including acquisitions, profitability increased over the previous year with an EBITDA margin of 14.3 percent of sales. This figure was impacted by the inclusion of Raisio Chemicals, which as expected, is still below average margins. Excluding acquisitions, the EBITDA margin increased to 14.7 percent of sales. Again, we were negatively impacted by the strength of the Swiss franc, but this was counteracted to some degree by a strong focus on cost management, purchasing efficiencies and more U.S. dollar based buying. We also actively managed sales price increases to offset anticipated rising raw material costs.

     Net income for 2004, excluding restructuring and special charges, was CHF 379 million, resulting in a corresponding earnings per share of CHF 5.74. The net income impact in the fourth quarter for restructuring and special charges was CHF 68 million, which resulted in net income of CHF 311 million and earnings per share of CHF 4.71.

     The balance sheet remains strong after the acquisitions in 2004, as well as the repurchase of shares over the second trading line. Net debt after acquisitions was CHF 1.84 billion, with free cash flow at CHF 270 million. Included in free cash flow are cash outs of around CHF 46 million for specific acquisition-related one time measures, including the build up of current assets for a new plant. Net current operating assets at the end of 2004, were 5 percent higher than the very low level reached at the end of 2003.

     On behalf of the Board, I thank all our employees globally, for their commitment and strong performance throughout the year.

SHAPING THE BUSINESS FOR PROFITABLE GROWTH

Implementing Project Shape remains a priority for 2005. We are well on track with the full integration of Raisio Chemicals into the Water & Paper Treatment Segment.

     The two businesses fit together well and have substantial opportunities for further market penetration and cross-selling. The acquisition has also further strengthened our geographic presence in the Nordic region and China. After the completion of the integration process and Project Shape, we are looking for a 14-15 percent EBITDA margin for the Water & Paper Treatment Segment in 2006.

     The second focus of Project Shape is to accelerate the strategy to rationalize the textiles business in Europe and refocus towards Asia, aligning it with the move of customers to the region.

     Implementing Project Shape will also involve the reduction of approximately 950 positions. By the end of 2004, 250 people had already left the Company. We are doing everything we can to take good care of the people impacted.

     The cost of Project Shape will be CHF 125 million after taxes and will result in annualized cost savings, beginning in 2007, of CHF 90 million

LETTER TO SHAREHOLDERS – BASEL, FEBRUARY 2005	Ciba Specialty Chemicals

after taxes following its full implementation. In 2004, CHF 57 million out of the CHF 125 million total, had already been incurred.

     To further streamline our Group structure, we integrated the Home & Personal Care Segment into two other existing segments. The integration is complete and we have already seen resultant cost savings.

     Having now regrouped into four customer-focused segments and harmonized our global supply chain, we are focusing on further streamlining business processes.

GEOGRAPHIC ALIGNMENT AND NEW MARKET OPPORTUNITIES

Leveraging geographic growth potential and developing new, untapped business opportunities remains one of our most important tasks. In 2004, we took further steps to strengthen our business in Asia across all segments. The new R&D center in Shanghai is now operational. It is a central part of our strategy to expand our R&D network into a truly global operation and bring innovative solutions direct to local marketplaces. In 2004, we invested in China and Taiwan, and we are continuing to assess increased production capacity needs.

     Developing these opportunities is key to our delivery on profitable growth. This has also led us to the expansion of integrated customer solutions and services, as well as initiatives focused on end-user markets, employing all of our scientific technologies and expertise. We anticipate for example, this approach being successful in targeting the packaging industry, where we have assembled expertise across the Group to capitalize on the trend for smart packaging.

     We have also extended and reinforced our Ciba® Expert Services portfolio by acquiring Pira International. Pira has long been a leader in research, testing and consultancy for the packaging, paper, printing and publishing industries and this brings us an additional source of specialist knowledge for customers in key markets.

INNOVATION IS THE DRIVING FORCE

In 2004, we invested CHF 288 million in research and development and have over 1500 people assigned to it. One of our “Managing for Growth” projects developed the potential of micro encapsulation with the launch of Ciba® ENCAPSULENCE™ PC140 for high performance clothing with temperature regulation. This technology has applications in everything from shipping to refrigeration to electronics. The Ciba Research Fund currently has more than 20 potentially high-reward projects under development. In addition, our traditional R&D effort continues to turn out important new products like Ciba® Prime IT™ – a unique, patented treatment that transforms plastic into a high quality print medium. Its value to the USD 400 billion packaging industry is very significant. The plastic cover of this annual report is printed with Ciba® Prime IT™.

SUSTAINABLE BUSINESS

This 2004 annual report has taken another step towards our aim of connecting financial and business results more fully with our social and environmental performance. We are committed to achieving good performance in all three areas and believe strongly that being a responsible and sustainable business is fundamental to delivering long term, sustainable, profitable growth for shareholders.

     Environmental targets for 2004-2006, summarized as 0-10-10, aim for zero lost-time accidents through a program that emphasizes care, attention and effective training, as well as reductions in water use and CO2 emissions by 10 percent each. By the end of 2004, we were already well on track towards reaching these goals. We are also increasing our focus on suppliers, through assessments, with the objective to select partners who take their environmental and social responsibilities seriously as well.

OUTLOOK

Our inherent strength, along with the measures taken in 2004 and a clear strategic focus, provide the basis for confidence going forward. However, we expect to continue to face some difficult challenges in 2005, particularly a tough competitive environment, rising raw material prices and ongoing negative currency impact. Assuming business conditions in 2005 are equivalent to last year and that currency levels do not worsen further, the Company expects higher sales in local currencies and, in Swiss francs, EBITDA and comparable net income above last year’s levels. Free cash flow in 2005 is expected to be between CHF 250 and CHF 350 million.

     I thank you, our shareholders, for your trust and continuous loyalty.

WITH BEST REGARDS,

ARMIN MEYER
Chairman of the Board and Chief Executive Officer
Ciba Specialty Chemicals

LETTER TO SHAREHOLDERS 2005	www.cibasc.com

FINANCIAL INFORMATION

(c)	EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is shown before restructuring and special charges.

(d)	Free cash flow is cash flows from operating activities from continuing operations before restructuring payments, less net cash from investing activities before sale (acquisition) of businesses, net of cash, less a pro forma dividend of CHF 2 per share.

OUR STRATEGY

CIBA SPECIALTY CHEMICALS PLACES THE CUSTOMER FIRST.

Our aim is to make our operations faster and more flexible, to increase our focus on customers and markets in order to drive profitable growth and to maximize value for our shareholders. A lean, industry-targeted organization, with best-in-class manufacturing, aligns Ciba Specialty Chemicals closely with its customer industries.

All four business segments...

•	PLASTIC ADDITIVES

•	COATING EFFECTS

•	WATER & PAPER TREATMENT

•	TEXTILE EFFECTS

...have strong market positions and provide the best and most complete service to their specific customer industries.

WE OFFER LEADING-EDGE INNOVATION.

We enable beneficial features that make every-day products better and breakthrough products possible. We offer our customers both quantum leap innovation as well as steady improvements by fostering a culture of innovation and by sharing and leveraging our core competencies.

WE HELP OUR CUSTOMERS SUCCEED.

We do not simply sell products; we work alongside our customers – and our customers’ customers. We engage closely with the markets we serve, drawing on our applications expertise and industry knowledge to ensure our products offer maximum benefit, all along the value chain.

WE WANT THE BEST PEOPLE TO WORK FOR CIBA SPECIALTY CHEMICALS.

We attract, develop and retain the very best. We want our people to be empowered to explore the creative ideas that will spur us to profitable growth.

LETTER TO SHAREHOLDERS 2005	www.cibasc.com

FINANCIAL SUMMARY 2004

(in millions of Swiss francs, except per share data)

Year ended December 31,	2004	2003

STATEMENTS OF INCOME

Net sales	7 027	6 646

Gross profit	2 171	2 067

Operating income before restructuring and special charges	610	571

Restructuring and special charges (a)	(91)	0

Operating income	519	571

Financial income and expense, net	(147)	(132)

Income from continuing operations before income taxes and minority interest	372	439

Provision for income taxes	(85)	(74)

Minority interest	(4)	(5)

Income from continuing operations	283	360

Income from discontinued operations, net of tax (b)	28	0

Cumulative effect of change in accounting principles, net of tax	0	(16)

Net income	311	344

Net income before restructuring and special charges (a)	379	344

EBITDA before restructuring and special charges	1 004	937

Earnings per share, basic and diluted

Continuing operations	4.28	5.26

Discontinued operations	0.43	0.00

Cumulative effect of change in accounting principles	0.00	(0.23)

Net income per share	4.71	5.03

December 31,	2004	2003

BALANCE SHEETS

Current assets	4 382	4 939

Property, plant and equipment, net	3 015	2 963

Other long-term assets	3 609	3 196

Total assets	11 006	11 098

Current liabilities	2 140	1 780

Long-term liabilities	4 647	5 011

Minority interest	68	62

Shareholders’ equity	4 151	4 245

Total liabilities and shareholders’ equity	11 006	11 098

Year ended December 31,

STATEMENTS OF CASH FLOWS

Net cash provided by operating activities	631	1 033

Net cash used in investing activities	(1 051)	(239)

Net cash used in financing activities	(304)	(742)

Effect of exchange rate changes on cash and cash equivalents	(48)	(27)

Net increase (decrease) in cash and cash equivalents	(772)	25

(a)	Restructuring and special charges of CHF 91 million comprise CHF 80 million relating to Project Shape, announced in October 2004 to integrate the Raisio Chemicals acquisition and accelerate the refocus of Textile Effects to its customer base in Asia, and CHF 11 million for the expensing of acquired in-process research and development costs resulting from the Raisio Chemicals acquisition. Restructuring and special charges, net of taxes of CHF 23 million would be CHF 68 million.

(b)	Income from discontinued operations of CHF 28 million results from the release of reserves established in 2000 when the Company divested its Performance Polymers business, following the settlement in 2004 of certain arbitration proceedings.

LETTER TO SHAREHOLDERS – BASEL, FEBRUARY 2005	Ciba Specialty Chemicals

Value beyond chemistry

Ciba Specialty Chemicals Inc.

Klybeckstrasse 141
CH-4002 Basel
Switzerland

EXCHANGE RATES OF PRINCIPAL CURRENCIES TO CHF

		STATEMENT OF INCOME		BALANCE SHEET
		AVERAGE RATES		YEAR-END RATES
Year ended December 31,		2004	2003	2004	2003

1 U.S. dollar	(USD)	1.24	1.35	1.15	1.25

1 British pound	(GBP)	2.27	2.20	2.21	2.21

1 Euro	(EUR)	1.54	1.52	1.54	1.56

100 Japanese yen	(JPY)	1.15	1.16	1.11	1.17

COMPONENTS OF NET DEBT
(in millions of Swiss francs)

December 31,	2004	2003

Short-term debt	559	259

Long-term debt	2 917	3 187

Total debt	3 476	3 446

Cash and cash equivalents	(1 614)	(2 386)

Short-term investments	(22)	(11)

Net debt	1 840	1 049

FORWARD-LOOKING STATEMENTS

Forward-looking statements and information contained in this Shareholder Mailing are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “are expected to,” “will,” “will continue,” “should,” “would be,” “seek” or “anticipate” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.

FREE CASH FLOW RECONCILIATION
(in millions of Swiss francs)

Year ended December 31,	2004	2003

Free cash flow	270	728

Net cash from investing activities before sale (acquisition) of businesses	241	168

Pro forma dividend of CHF 2 per share	131	137

Restructuring payments	(11)	0

Net cash provided by operating activities	631	1 033

RECONCILIATION OF EBITDA BEFORE RESTRUCTURING AND SPECIAL CHARGES

(in millions of Swiss francs)

Year ended December 31,	2004	2003

EBITDA before restructuring and special charges	1 004	937

Restructuring and special charges	(91)	0

EBITDA	913	937

Depreciation and amortization	(394)	(366)

Operating income	519	571

Interest expense	(141)	(142)

Interest income	33	34

Other financial expense, net	(39)	(24)

Provision for income taxes	(85)	(74)

Minority interest	(4)	(5)

Income from discontinued operations, net of tax	28	0

Cumulative effect of change in accounting principles, net of tax	0	(16)

Net income	311	344

www.cibasc.com